Filed by ECARX Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: COVA Acquisition Corp.

Commission File No.: 001-40012

AGREEMENT AND PLAN OF MERGER

by and among

ECARX Holdings Inc.,

Ecarx Temp Limited,

Ecarx&Co Limited

and

COVA Acquisition Corp.

dated as of May 26, 2022

TABLE OF CONTENTS

Article VI

COVENANTS OF SPAC

Section 6.1.	Conduct of Business	69
Section 6.2.	Access to Information	70
Section 6.3.	Acquisition Proposals and Alternative Transactions	70
Section 6.4.	Nasdaq Listing	71
Section 6.5.	SPAC Public Filings	71
Section 6.6.	Section 16 Matters	71

Article VII

JOINT COVENANTS

Section 7.1.	Regulatory Approvals; Other Filings	71
Section 7.2.	Proxy/Registration Statement; SPAC Shareholders’ Meeting and Approvals; Company Shareholders’ Approval	72
Section 7.3.	Support of Transaction	77
Section 7.4.	Tax Matters	77
Section 7.5.	Shareholder Litigation	77
Section 7.6.	Subsequent Equity Financing and Permitted Financing	78

Article VIII

CONDITIONS TO OBLIGATIONS

Section 8.1.	Conditions to Obligations of Each Party	78
Section 8.2.	Additional Conditions to Obligations of SPAC	79
Section 8.3.	Additional Conditions to Obligations of the Company, Merger Sub 1 and Merger Sub 2	80
Section 8.4.	Frustration of Conditions	80

Article IX

TERMINATION/EFFECTIVENESS

Section 9.1.	Termination	80
Section 9.2.	Effect of Termination	82

Article X

MISCELLANEOUS

Section 10.1.	Trust Account Waiver	82
Section 10.2.	Waiver	82

Exhibits

Exhibit A	Sponsor Support Agreement
Exhibit B	Company Support Agreement
Exhibit C	Registration Rights Agreement
Exhibit D	Form of First Plan of Merger
Exhibit E	Form of Second Plan of Merger
Exhibit F	Form of A&R Company Charter
Exhibit G	Material Terms of Company 2022 Equity Incentive Plan
Exhibit H	Form of Assignment, Assumption and Amendment Agreement
Exhibit I	Strategic Investment Agreement
Exhibit J	VIE Restructuring Plan
Exhibit K	Strategic Investment Agreement

Schedules

SPAC Disclosure Letter

Company Disclosure Letter

INDEX OF DEFINED TERMS

A&R Company Charter	2.1(a)
Action	1.1
Affiliate	1.1
Aggregate Proceeds	1.1
Agreement	Preamble
AI Technologies	1.1
Anti-Corruption Laws	3.7(d)
Anti-Money Laundering Laws	1.1
Assignment, Assumption and Amendment Agreement	Recitals
Audited Financial Statements	3.9(a)
Authorization Notice	2.2(c)(i)
Benefit Plan	1.1
Business Combination	1.1
Business Data	1.1
Business Day	1.1
CAC	8.2(c)
Capital Restructuring	2.1(d)(ii)
Cayman Act	Recitals
Closing	2.2(a)
Closing Date	2.2(a)
Code	1.1
Co-Founder Shares	1.1
Company	Preamble
Company 2022 Equity Incentive Plan	5.4
Company Acquisition Proposal	1.1
Company AI Policies	3.15(h)
Company Board	Recitals
Company Board Recommendation	7.2(c)(ii)
Company Charter	1.1
Company Class A Ordinary Shares	1.1
Company Class B Ordinary Shares	1.1
Company Closing Statement	2.4(a)(ii)
Company Contract	1.1
Company Directors	5.7
Company Disclosure Letter	III
Company Financial Statements	3.9(a)
Company IP	1.1
Company Lease	3.14(c)
Company Material Adverse Effect	1.1
Company Material Lease	3.14(c)
Company Options	1.1
Company Ordinary Shares	1.1
Company Product	1.1
Company Shareholder	1.1

v

Company Shareholders’ Approval	1.1
Company Shareholders’ Meeting	7.2(c)(i)
Company Shares	1.1
Company Source Code	3.15(j)
Company Support Agreement	Recitals
Company Transaction Expenses	1.1
Company Warrant	2.3(d)
Competing SPAC	1.1
Consent Party	Recitals
Contract	1.1
Control	1.1
Controlled	1.1
Controlling	1.1
Copyleft License	1.1
COVID-19	1.1
COVID-19 Measures	1.1
CSRC	8.2(c)
Cybersecurity Laws	1.1
Data Secutity Laws	1.1
Disclosure Letter	1.1
Dissenting SPAC Shareholders	2.7(a)
Dissenting SPAC Shares	2.7(a)
DTC	1.1
Encumbrance	1.1
Enforceability Exceptions	Section 3.5(a)
Environmental Laws	1.1
Equity Securities	1.1
ERISA	1.1
ERISA Affiliate	1.1
ESOP	1.1
Event	1.1
Exchange Act	1.1
Exchange Agent	2.5(a)
First Effective Time	2.2(a)
First Merger	Recitals
First Merger Filing Documents	2.2(a)
First Plan of Merger	1.1
Fully-Diluted Company Shares	1.1
GAAP	1.1
Government Official	1.1
Governmental Authority	1.1
Governmental Order	1.1
Group	1.1
Group Companies	1.1
Group Company	1.1
Indebtedness	1.1

Intellectual Property	1.1
Intended Tax Treatment	7.4
Interim Period	5.1
Intervening Event	1.1
Intervening Event Notice	7.2(b)(ii)
Intervening Event Notice Period	7.2(b)(ii)
Investment Company Act	1.1
Investors Rights Agreement	1.1
IP Contributor	3.15(b)
IPO	10.1
IT Systems	3.16(g)
Knowledge of SPAC	1.1
Knowledge of the Company	1.1
Law	1.1
Leased Real Property	1.1
Liabilities	1.1
Major Customers	1.1
Major Suppliers	1.1
Management Accounts	3.9(b)
Material Contracts	1.1
Material Permit	3.7(g)
Merger Consideration	1.1
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Merger Subs	Preamble
Mergers	Recitals
Nasdaq	4.16
NDA	1.1
Non-Recourse Parties	10.17
Non-Recourse Party	10.17
OFAC	1.1
Open Source Software	1.1
Ordinary Course	1.1
Ordinary Shares	1.1
Organizational Documents	1.1
Orrick	10.19
Owned IP	1.1
Parties	Preamble
Party	Preamble
Patents	1.1
Permitted Encumbrances	1.1
Permitted Financing	1.1
Permitted Financing Agreement	1.1
Permitted Financing Proceeds	1.1
Person	1.1
Personal Data	1.1

PRC	1.1
Preferred Share Conversion	2.1(b)
Preferred Shares	1.1
Price per Share	1.1
Privacy Laws	1.1
Privacy Obligation	1.1
Privacy Policy	1.1
Process	1.1
Processed	1.1
Processing	1.1
Prohibited Person	1.1
Proxy Statement	1.1
Proxy/Registration Statement	7.2(a)(i)
Recapitalization	2.1(d)(i)
Recapitalization Factor	1.1
Redeeming SPAC Shares	1.1
Re-designation	2.1(c)
Registered IP	1.1
Registrable Securities	1.1
Registration Rights Agreement	Recitals
Regulatory Approvals	7.1(a)
Regulatory Opinion	8.2(c)
Related Party	1.1
Remaining Trust Fund Proceeds	2.4(b)(iv)
Representatives	1.1
Required Governmental Authorizations	1.1
Required Shareholders’ Approval	1.1
Requisite Shareholder Consent	1.1
restraint	8.1(f)
Sanctioned Territory	1.1
Sanctions	1.1
Sarbanes-Oxley Act	1.1
SEC	1.1
Second Effective Time	2.2(b)
Second Merger	Recitals
Second Merger Filing Documents	2.2(b)
Second Plan of Merger	1.1
Securities Act	1.1
Security Incident	1.1
Series A Preferred Shares	1.1
Series A+ Preferred Shares	1.1
Series A++ Preferred Shares	1.1
Series Angel Preferred Shares	1.1
Series B Preferred Shares	1.1

Shareholder Litigation	7.5
SPAC	Preamble
SPAC Accounts Date	1.1
SPAC Acquisition Proposal	1.1
SPAC Board	Recitals
SPAC Board Recommendation	7.2(b)(ii)
SPAC Change in Recommendation	7.2(b)(ii)
SPAC Charter	1.1
SPAC Class A Ordinary Shares	1.1
SPAC Class B Conversion	2.3(a)
SPAC Class B Ordinary Shares	1.1
SPAC Closing Statement	2.4(a)(i)
SPAC D&O Indemnified Parties	5.6(a)
SPAC D&O Insurance	5.6(b)
SPAC D&O Tail	5.6(b)
SPAC Disclosure Letter	IV
SPAC Financial Statements	4.7(a)
SPAC Material Adverse Effect	1.1
SPAC Ordinary Shares	1.1
SPAC Preference Shares	1.1
SPAC SEC Filings	4.12
SPAC Securities	1.1
SPAC Shareholder	1.1
SPAC Shareholder Redemption Amount	1.1
SPAC Shareholder Redemption Right	1.1
SPAC Shareholders' Approval	1.1
SPAC Shareholders' Meeting	7.2(b)(i)
SPAC Shares	1.1
SPAC Transaction Expenses	1.1
SPAC Unit	1.1
SPAC Warrant	1.1
Sponsor	Recitals
Sponsor Group	10.19
Sponsor Shares Forfeiture	Recitals
Sponsor Support Agreement	Recitals
Strategic Investment Agreements	Recitals
Subsequent Equity Financing	1.1
Subsequent Equity Financing Proceeds	1.1
Subsequent Equity Subscription Agreements	1.1
Subsidiary	1.1
Surviving Entity 1	Recitals
Surviving Entity 2	Recitals
Tax	1.1
Tax Returns	1.1
Taxes	1.1
Terminating Company Breach	9.1(e)

Terminating SPAC Breach	9.1(f)
Third Party Data	1.1
Trade Control Laws	1.1
Trade Secrets	1.1
Trademarks	1.1
Training Data	1.1
Transaction Document	1.1
Transaction Documents	1.1
Transaction Proposals	1.1
Transactions	1.1
Trust Account	10.1
Trust Agreement	4.13
Trustee	4.13
U.S.	1.1
under common Control with	1.1
Union	1.1
Unit Separation	2.3(a)
VIE Restructuring	1.1
VIE Restructuring Agreement	1.1
Warrant Agreement	1.1
Written Objection	2.2(c)

x

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of May 26, 2022 (this “Agreement”), is made and entered into by and among (i) ECARX Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), (ii) Ecarx Temp Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company (“Merger Sub 1”), (iii) Ecarx&Co Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”), and (iv) COVA Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC”). Each of the Company, Merger Sub 1, Merger Sub 2 and SPAC are individually referred to herein as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, SPAC is a blank check company and was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, each of the Merger Subs is a newly incorporated Cayman Islands exempted company limited by shares, wholly owned by the Company, and was formed for the purpose of effectuating the Mergers (as defined below);

WHEREAS, immediately following the Capital Restructuring (as defined below), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Act”), at the Closing (as defined below), Merger Sub 1 will merge with and into SPAC (the “First Merger”), with SPAC being the surviving company (as defined in the Cayman Act) and becoming a wholly owned subsidiary of the Company (SPAC is hereinafter referred to for the periods from and after the First Effective Time as “Surviving Entity 1”);

WHEREAS, immediately following the consummation of the First Merger, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Cayman Act, Surviving Entity 1 will merge with and into Merger Sub 2 (the “Second Merger” and together with the First Merger, collectively, the “Mergers”), with Merger Sub 2 being the surviving company (as defined in the Cayman Act) and remaining a wholly owned subsidiary of the Company (Merger Sub 2 is hereinafter referred to for the periods from and after the Second Effective Time as the “Surviving Entity 2”);

1

WHEREAS, the Company has received, concurrently with the execution and delivery of this Agreement, a Sponsor Support Agreement and Deed in the form attached hereto as Exhibit A (the “Sponsor Support Agreement”) signed by the Company, SPAC, COVA Acquisition Sponsor LLC, a Cayman Islands limited liability company (“Sponsor”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, Sponsor agrees (a) that if immediately prior to the Closing the amounts in the Trust Account (after deducting the SPAC Shareholder Redemption Amount) are less than $210 million, it will surrender to SPAC such number of SPAC Class B Ordinary Shares equal to the quotient obtained by dividing the SPAC Shareholder Redemption Amount by $10.00, without consideration therefor; provided that the number of SPAC Class B Ordinary Shares so surrendered shall not under any circumstances exceed thirty percent (30%) of the aggregate number of SPAC Class B Ordinary Shares held by Sponsor as of the date hereof (the “Sponsor Shares Forfeiture”); (b) to vote all SPAC Shares held by Sponsor in favor of (i) the Transactions and (ii) the other Transaction Proposals; (c) to waive the anti-dilution rights of the holders of SPAC Class B Ordinary Shares under the SPAC Charter; (d) to appear at the SPAC Shareholders’ Meeting in person or by proxy for purposes of counting towards a quorum; (e) to vote all SPAC Shares held by Sponsor against any proposals that would or would be reasonably likely to materially impede the Transactions or any other Transaction Proposal; (f) not to redeem any SPAC Shares held by Sponsor in connection with the Transactions; (g) not to amend that certain letter agreement between SPAC, Sponsor and certain other parties thereto, dated as of February 4, 2021 (other than any terms set forth therein that are amended and restated in accordance with the Sponsor Support Agreement); (h) not to transfer any SPAC Securities held by Sponsor, subject to certain exceptions; (i) to unconditionally and irrevocably waive the dissenters’ rights pursuant to the Cayman Act in respect to all SPAC Shares held by Sponsor with respect to the First Merger, to the extent applicable; and (j) not to transfer Company Ordinary Shares, Company Warrants, or Company Ordinary Shares received upon the exercise of any Company Warrants, if any, during the respective periods as set forth therein, subject to certain exceptions;

WHEREAS, SPAC has received concurrently with the execution and delivery of this Agreement, a Shareholder Support Agreement and Deed in the form attached hereto as Exhibit B (the “Company Support Agreement”) signed by the Company, SPAC and Company Shareholders holding sufficient number, type and classes of Company Shares to obtain the Company Shareholders’ Approval (each such Company Shareholder, a “Consent Party”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, each Consent Party agrees (a) to vote all of such Consent Party’s Company Shares in favor of the Transactions, (b) to, if applicable, appear at the Company Shareholders’ Meeting in person or by proxy for purposes of counting towards a quorum, (c) to vote all Company Shares held by such Consent Party against any proposals that would or would be reasonably likely to materially impede the Transactions, (d) not to transfer any Company Shares held by such Company Shareholders, subject to certain exceptions, and (e) for the period after the Closing specified therein, not to transfer certain Company Shares held by such Company Shareholders, if any, subject to certain exceptions;

WHEREAS, at the Closing, the Company, Sponsor, SPAC and certain Company Shareholders shall enter into a registration rights agreement in substantially the form attached hereto as Exhibit C (the “Registration Rights Agreement”);

WHEREAS, at the Closing, the Company, SPAC and the warrant agent thereunder shall enter into an assignment, assumption and amendment agreement in substantially the form attached hereto as Exhibit H (the “Assignment, Assumption and Amendment Agreement”) pursuant to which, among other things, (i) SPAC will assign to the Company all of its rights, interests, and obligations in and under the Warrant Agreement, and (ii) the Warrant Agreement will be amended (a) to change all references to Warrants (as such term is defined therein) to Company Warrants (and all references to Ordinary Shares (as such term is defined therein) underlying such warrants to Company Class A Ordinary Shares) and (b) to cause each outstanding Company Warrant to represent the right to receive, from the Closing, one whole Company Class A Ordinary Share;

2

WHEREAS, on or before the date of this Agreement, certain strategic investor has agreed to make a private investment in the Company to purchase an aggregate of 2,000,000 Company Class A Ordinary Shares in the aggregate cash amount of $20,000,000 at a price per share equal to $10.00 on the Closing Date and substantially concurrent with the Closing (but after the consummation of the Capital Restructuring), pursuant to a Strategic Investment Agreement in substantially the form attached hereto as Exhibit I;

WHEREAS, on or before the date of this Agreement, certain strategic investor has agreed to make a private investment in the Company to purchase an aggregate of 1,500,000 Company Class A Ordinary Shares at a price per share equal to $10.00 on the Closing Date and substantially concurrent with the Closing (but after the consummation of the Capital Restructuring), and as consideration, to issue and sell to the Company certain number of shares of Class A common stock of such strategic investor with an aggregate value of $15,000,000 or, at such strategic investor’s election, pay cash in the aggregate amount of $15,000,000, pursuant to a Strategic Investment Agreement in substantially the form attached hereto as Exhibit K (together with the Strategic Investment Agreement in the preceding paragraph, collectively, the “Strategic Investment Agreements”);

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (a) determined that (x) it is fair to, advisable and in the best interests of SPAC to enter into this Agreement and to consummate the Mergers and the other Transactions, and (y) the Transactions constitute a “Business Combination” as such term is defined in the SPAC Charter, (b) (i) approved and declared advisable this Agreement and the execution, delivery and performance hereof, the Mergers and the other Transactions, and (ii) approved and declared advisable the First Plan of Merger, the Second Plan of Merger, the Sponsor Support Agreement, the Assignment, Assumption and Amendment Agreement, the Company Support Agreement, the Registration Rights Agreement, each other Transaction Document to which SPAC is a party and the execution, delivery and performance thereof, (c) resolved to recommend the adoption of this Agreement, the First Plan of Merger and the Second Plan of Merger by the shareholders of SPAC, and (d) directed that this Agreement, the First Plan of Merger and the Second Plan of Merger be submitted to the shareholders of SPAC for their approval at the SPAC Shareholders’ Meeting;

WHEREAS, (a) the sole director of Merger Sub 1 has (i) determined that it is desirable and in the commercial interests of Merger Sub 1 to enter into this Agreement and to consummate the First Merger and the other Transactions, (ii) approved and declared desirable this Agreement and the First Plan of Merger and the execution, delivery and performance of this Agreement and the First Plan of Merger and the consummation of the Transactions and (b) the Company, in its capacity as the sole shareholder of Merger Sub 1, has approved the First Plan of Merger by a written resolution;

3

WHEREAS, (a) the sole director of Merger Sub 2 has (i) determined that it is desirable and in the commercial interests of Merger Sub 2 to enter into this Agreement and to consummate the Second Merger and the other Transactions, (ii) approved and declared desirable this Agreement and the Second Plan of Merger and the execution, delivery and performance of this Agreement and the Second Plan of Merger and the consummation of the Transactions and (b) the Company, in its capacity as the sole shareholder of Merger Sub 2 and in its capacity as the sole shareholder of Surviving Entity 1 at the time of the Second Merger, respectively, has approved the Second Plan of Merger by a written resolution; and

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the Transactions would be in the best interests of the Company, (b) (i) authorized and approved the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the Transactions, and (iii) resolved to direct this Agreement be submitted to the shareholders of the Company for adoption.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Company, Merger Sub 1, Merger Sub 2 and SPAC agree as follows:

Article I

CERTAIN DEFINITIONS

Section 1.1.      Definitions. As used herein, the following terms shall have the following meanings:

“Action” means any charge, claim, action, complaint, petition, prosecution, investigation, appeal, suit, litigation, arbitration or other similar proceeding initiated or conducted by a mediator, arbitrator or Governmental Authority, whether administrative, civil, regulatory or criminal, and whether at law or in equity, or otherwise under any applicable Law;

“Affiliate” means, with respect to any Person, any other Person which, directly or indirectly, Controls, is Controlled by or is under common Control with such Person. In the case of a Person which is a fund or which is directly or indirectly Controlled by a fund, the term “Affiliate” also includes (a) any of the general partners of such fund, (b) the fund manager managing such fund, any other person which, directly or indirectly, Controls such fund or such fund manager, or any other funds managed by such fund manager and (c) trusts (excluding the Trust Account for all purposes other than for the sole purpose of the release of the proceeds of the Trust Account in accordance with this Agreement and the Trust Agreement) Controlled by or for the benefit of any Person referred to in (a) or (b);

“Aggregate Proceeds” means, without duplication, an amount equal to (a) all amounts in the Trust Account immediately prior to the Closing (after deducting the SPAC Shareholder Redemption Amount) plus (b) Permitted Financing Proceeds plus (c) Subsequent Equity Financing Proceeds.

“Anti-Money Laundering Laws” means all financial recordkeeping and reporting requirements and all money laundering related Laws and any related or similar Law issued, administered or enforced by any Governmental Authority and applicable to the Group Companies.

4

“AI Technologies” means any and all deep learning, machine learning, and other artificial intelligence technologies, including any and all: (a) proprietary algorithms, software, or systems that make use of or employ neural networks, statistical learning algorithms (such as linear and logistic regression, support vector machines, random forests, or k-means clustering), or reinforcement learning; and (b) proprietary embodied artificial intelligence and related hardware or equipment.

“Benefit Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and compensation or benefit plan, program, policy, practice, Contract or other arrangement, including any compensation, severance, termination pay, deferred compensation, retirement, profit sharing, incentive, bonus, health, welfare, performance awards, equity or equity-based compensation (including stock option, equity purchase, equity ownership and restricted stock unit), disability, death benefit, life insurance, fringe benefits, indemnification, retention or stay-bonus, transaction or change-in control agreement, or other compensation or benefits, whether written, unwritten or otherwise, that is sponsored, maintained, contributed to or required to be contributed to by the Company or its ERISA Affiliates for the benefit of any current or former employee, director or officer or individual contractor of the Company and its Subsidiaries, in each case other than any statutory benefit plan mandated by Law;

“Business Combination” has the meaning given in the SPAC Charter;

“Business Data” means confidential or proprietary data, databases, data compilations and data collections (including customer databases, Training Data and Third-Party Data), and technical, business and other information and data, including Personal Data collected, used, stored, shared, distributed, transferred, disclosed, destroyed, disposed of or otherwise Processed by or on behalf of the Company or any of its Subsidiaries;

“Business Day” means a day on which commercial banks are open for business in New York, U.S., the Cayman Islands and the PRC, except a Saturday, Sunday or public holiday (gazetted or ungazetted and whether scheduled or unscheduled);

“Co-Founder Shares” means all of the Company Shares held by Mr. Ziyu Shen and 20,520,820 Company Shares held by Mr. Shufu Li immediately prior to the Re-designation;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Company Acquisition Proposal” means (a) any, direct or indirect, acquisition by any third party, in one transaction or a series of transactions, of the Company or of more than 20% of the consolidated total assets, Equity Securities or businesses of the Company and its Controlled Affiliates taken as a whole (whether by merger, consolidation, scheme of arrangement, business combination, reorganization, recapitalization, purchase or issuance of Equity Securities, purchase of assets, tender offer or otherwise) other than the Transactions; (b) any direct or indirect acquisition by any third party, in one transaction or a series of transactions, of voting Equity Securities representing more than 20%, by voting power, of (x) the Company (whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise) or (y) the Company’s Controlled Affiliates which comprise more than 20% of the consolidated total assets, revenues or earning power of the Company and its Controlled Affiliates taken as a whole other than the Transactions, (c) any direct or indirect acquisition by any third party, in one transaction or a series of transactions, of more than 20% of the consolidated total assets, revenues or earning power of the Company and its Controlled Affiliates taken as a whole, other than by SPAC or its Affiliates or pursuant to the Transactions or (d) the issuance by the Company of more than 20% of its voting Equity Securities as consideration for the assets or securities of a third party (whether an entity, business or otherwise), except in any such case as permitted under Section 5.1(c) or Section 5.1(d);

5

“Company Charter” means the Sixth Amended and Restated Memorandum and Articles of Association of the Company, adopted pursuant to a special resolution passed on December 27, 2021;

“Company Class A Ordinary Shares” means class A ordinary shares of the Company, par value $0.000005 per share, as further described in the A&R Company Charter;

“Company Class B Ordinary Shares” means class B ordinary shares of the Company, par value $$0.000005 per share, as further described in the A&R Company Charter;

“Company Contract” means any Contract to which a Group Company is a party or by which a Group Company is bound and for which performance of substantive obligations is ongoing;

“Company IP” means, collectively: (a) all Owned IP and (b)  all other Intellectual Property that has been licensed to the Group Companies under a valid and enforceable written agreement, or any valid and enforceable written agreement under which the Company is the beneficiary of a covenant not to sue, or any other agreement not to assert claims involving Intellectual Property (or any rights therein) or that is otherwise used in, held for use in, or necessary to the Company’s conduct of its business.

6

“Company Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) the ability of the Company, any of its Subsidiaries or either Merger Sub to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking or refraining from taking of any action required to be taken or refrained from being taken under this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), acts of nature or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections, (f) any failure in and of itself of the Company and any of its Subsidiaries to meet any projections or forecasts, provided, however, that the exception in this clause (f) shall not prevent or otherwise affect a determination that any change, effect or development underlying such change has resulted in or contributed to a Company Material Adverse Effect, (g) any Events generally applicable to the industries or markets in which the Company or any of its Subsidiaries operate, (h) any action taken by, or at the written request of, SPAC, (i) the announcement of this Agreement and consummation of the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to the announcement of this Agreement or consummation of the Transactions) on the Company’s and its Subsidiaries’ relationships with any customers, suppliers, employees or Governmental Authorities (provided that this clause (i) shall not apply to any representations or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the Transaction) or (j) any Events that are cured by the Company prior to the Closing; provided, however, that in the case of each of clauses (a), (b), (d), (e) and (g), any such Event to the extent it disproportionately affects the Company or any of its Subsidiaries relative to other similarly situated participants in the industries and geographies in which such Persons operate shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to such similarly situated participants;

“Company Options” means all outstanding options exercisable to purchase Company Shares pursuant to the ESOP or otherwise, as adjusted to give effect to the Re-designation and Recapitalization;

“Company Ordinary Shares” means, collectively, Company Class A Ordinary Shares and Company Class B Ordinary Shares;

“Company Product” means each of the products and services that have been (i) developed and are scheduled for release within the twelve (12) months after the date hereof or (ii) marketed, distributed, licensed, sold, offered, or otherwise provided or made available, in each case, by any of the Group Companies, including with respect to (i) and (ii) products and services of any of the Group Companies that employ or make use of AI Technologies, including all versions of all of the foregoing.

“Company Shareholder” means any holder of any issued and outstanding Ordinary Shares, Preferred Shares or Company Ordinary Shares, as applicable, as of any determination time prior to the First Effective Time;

“Company Shares” means, collectively, the Ordinary Shares and the Preferred Shares;

“Company Transaction Expenses” means any out of pocket fees and expenses payable by the Company or any of its Subsidiaries or Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, including consultants and public relations firms, (b) any and all filing fees payable by the Company or any of its Subsidiaries or Affiliates to the Governmental Authorities in connection with the Transactions and (c) the cost of the SPAC D&O Insurance or SPAC D&O Tail, as applicable, except that the Company shall only be responsible for fifty percent (50%) of the fees, costs and expenses incurred in connection with (y) any filing, submission or application for the Governmental Order pertaining to the anti-trust Laws applicable to the Transactions, and (z) the preparation, filing and mailing of the Proxy/Registration Statement in connection with the Transactions.

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“Company Shareholders’ Approval” means (i) (x) the adoption of the A&R Company Charter and (y) the Re-designation, in each case, by the Company Shareholders by a special resolution passed by the affirmative vote of the holders of at least two-thirds (2/3) of the issued and outstanding Company Shares, voting together as a single class, which, being entitled to do so, attend and vote in person or by proxy at a general meeting of the Company at which a quorum is present and of which notice specifying the intention to propose the resolution as a special resolution has been duly given, or by unanimous written resolutions approved by all of the Company Shareholders entitled to vote at a general meeting of the Company, pursuant to the terms and subject to the conditions of the Company Charter and applicable Law, (ii) the approval of the Recapitalization by the Company Shareholders by an ordinary resolution passed by the affirmative vote of the holders of a simple majority of the issued and outstanding Company Shares which, being entitled to do so, attend and vote in person or by proxy at a general meeting of the Company at which a quorum is present and of which notice specifying the intention to propose the resolution as an ordinary resolution has been duly given, or by unanimous written resolutions approved by all of the Company Shareholders entitled to vote at a general meeting of the Company, pursuant to the terms and subject to the conditions of the Company Charter and applicable Law ((i) and (ii) are collectively referred to as the “Required Shareholders’ Approval”), and (iii) the approval of the Mergers, the Recapitalization and other Transactions by written consent of each of Baidu and Suzhou Fund (each as defined in the Company Charter and the Investors Rights Agreement) (the “Requisite Shareholder Consent”);

“Competing SPAC” means any publicly traded special purpose acquisition company other than SPAC;

“Contract” means any legally binding written, oral or other agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, mortgage, guarantee, purchase order, insurance policy or commitment or undertaking of any nature that has any outstanding rights or obligations;

“Control” in relation to any Person means (a) the direct or indirect ownership of, or ability to direct the casting of, more than fifty percent (50%) of the total voting rights conferred by all the shares then in issue and conferring the right to vote at all general meetings of such Person; (b) the ability to appoint or remove a majority of the directors of the board or equivalent governing body of such Person; (c) the right to control the votes at a meeting of the board of directors (or equivalent governing body) of such Person; or (d) the ability to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise, and “Controlled”, “Controlling” and “under common Control with” shall be construed accordingly;

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“Copyleft License” means any license applicable to Open Source Software that requires, as a condition of using such Open Source Software in the manner used by the Company: (a) the disclosure, licensing, or distribution of any source code of any Company Product to any third-party (in each case other than the source code of the Open Source Software itself); (b) the creation of any obligation for the Company to grant to any third-party any rights or immunities under or with respect to any Company IP (other than the Open Source Software itself); (c) the licensing thereof for the purpose of making derivative works or (d) the imposition of any restriction on the consideration to be charged for the distribution thereof. Copyleft Licenses include any version of the following licenses: (i) Common Development and Distribution License (CDDL), Common Public License, Eclipse Public License, Erlang Public License, IBM Public License, GNU Lesser or Library General Public License (LGPL), Mozilla Public License, Microsoft Reciprocal License, Sun Public License, and any other “weak copyleft” license; (ii) BSD Protection License, any Creative Commons “Share Alike” license, GNU General Public License (GPL), Q Public License, Sleepycat License, and any other “strong copyleft” license; and (iii) Affero General Public License (AGPL), Common Public Attribution License (CPAL), Non-Profit Open Software License, Open Software License (OSL), and any other “network copyleft” license.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks;

“COVID-19 Measures” means (i) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Hong Kong Department of Health, Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19; and (ii) any action reasonably taken or refrained from being taken in response to COVID-19;

“Cybersecurity Laws” means all applicable Laws to the extent concerning the security protection of cyber systems and security of cyberspace, including but not limited to PRC Cybersecurity Law;

“Data Security Laws” means all applicable Laws to the extent concerning the security protection of Business Data, including but not limited to PRC Data Protection Law;

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the SPAC Disclosure Letter;

“DTC” means the Depository Trust Company;

“Encumbrance” means any mortgage, charge (whether fixed or floating), pledge, lien, option, right of first offer, refusal or negotiation, hypothecation, assignment, deed of trust, title retention or other similar encumbrance of any kind whether consensual, statutory or otherwise;

“Environmental Laws” means all Laws concerning pollution, protection of the environment, or human health or safety;

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“Equity Securities” means, with respect to any Person, any capital stock, shares, equity interests, membership interests, partnership interests or registered capital, joint venture or other ownership interests in such person and any options, warrants or other securities (for the avoidance of doubt, including debt securities) that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, shares, equity interests, membership interests, partnership interests or registered capital, joint venture or other ownership interests (whether or not such derivative securities are issued by such Person);

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate” of any entity means each entity that is or was at any time treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414 of the Code;

“ESOP” means the 2021 Equity Incentive Plan of the Company adopted on July 13, 2021, as may be amended from time to time;

“Event” means any event, state of facts, development, change, circumstance, occurrence or effect;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“First Plan of Merger” means the plan of merger substantially in the form attached hereto as Exhibit D and any amendment or variation thereto made in accordance with the provisions of the Cayman Act with the consent of the Company;

“Fully-Diluted Company Shares” means, without duplication, (a) the aggregate number of Company Shares (i) that are issued and outstanding immediately prior to the Re-designation and (ii) that are issuable upon the exercise of all Company Options and other Equity Securities of the Company that are issued and outstanding immediately prior to the Re-designation (whether or not then vested or exercisable as applicable), minus (b) the Company Shares held by the Company or any Subsidiary of the Company (if applicable) as treasury shares;

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time;

“Government Official” means any (i) officer, cadre, civil servant, employee, representative, or any other person acting in an official capacity for any Governmental Authority; (ii) officer, employee or representative of any commercial enterprise or entity that is owned or controlled by a Governmental Authority; (iii) officer, employee or representative of any public international organization, such as the African Union, the International Monetary Fund, the United Nations or the World Bank; (iv) Person acting in an official capacity for any Governmental Authority, enterprise or organization identified above; or (v) political party or official thereof, or any candidate for political office;

“Governmental Authority” means the government of any nation, province, state, city, locality or other political subdivision of any thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, regulation or compliance, or any arbitrator or arbitral body, any self-regulated organization, stock exchange, or quasi-governmental authority;

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“Governmental Order” means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority;

“Group” or “Group Companies” means the Company and its Subsidiaries, and “Group Company” means any of them;

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) the principal and accrued interest components of capitalized lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs”, “seller notes”, “exit fees” and “retention payments”, but excluding payables arising in the Ordinary Course, (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally;

“Intellectual Property” means all intellectual property and proprietary rights in any and all jurisdictions worldwide, including: (a) Patents, (b) Trademarks, (c) copyrights and rights in works of authorship, mask works, computer software programs (including object code, binary code, source code, firmware, microcode, libraries, routines, subroutines or other code, whether embodied in hardware, firmware or otherwise), integrated circuits, architecture, schematics, hardware description language, (d) rights in all inventions (whether or not patentable), invention disclosures, improvements, (e) Trade Secrets, (f) “moral” and economic rights of authors and inventors, however denominated, throughout the world, (g) rights of publicity or privacy, (h) data base or data collection rights and other similar intellectual property rights, (i) other proprietary rights in intellectual property, (j) registrations, applications, extensions, combinations, divisions, reissues and renewals for any of the foregoing in (a)-(d) and all rights of priority thereto, and (k) all rights in all of the foregoing (a)-(j) including all claims for damages by reason of past infringement thereof, with the right to sue for, and collect the same;

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“Intervening Event” means an event, fact, development, circumstance or occurrence (but specifically excluding any SPAC Acquisition Proposal) that materially and negatively affects the business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, and that was not known by and was not reasonably foreseeable to the SPAC Board as of the date of this Agreement (or the consequences of which were not reasonably foreseeable to the SPAC Board as of the date hereof), and that becomes known to the SPAC Board after the date of this Agreement; provided, however, that no fact, development, circumstance or occurrence that would fall within clauses (a), (b), (c), (d), (e), (f), (g), (h) or (i) to the definition of “Company Material Adverse Effect” (other than as contemplated by (A) the proviso in clause (f), (B) the proviso in clause (i), and (C) the final proviso, in each case, in the definition of Company Material Adverse Effect) shall be deemed to contribute to or otherwise be taken into account in determining whether there has been an Intervening Event.

“Investment Company Act” means the United States Investment Company Act of 1940;

“Investors Rights Agreement” means the Fifth Amended and Restated Investors Rights Agreement in respect of the Company, dated as of December 27, 2021;

“Knowledge of SPAC” or any similar expression means the knowledge that Jun Hong Heng actually has, or the knowledge that he would have actually had after reasonable inquiry of direct reports responsible for the applicable subject matter;

“Knowledge of the Company” or any similar expression means the knowledge that each of Mr. Ziyu Shen , Mr. Tony Chen, Mr. Mark Burton or Mr. Henry Yu actually has, or the knowledge that any of them would have actually had after reasonable inquiry of direct reports responsible for the applicable subject matter;

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority, or any provisions or interpretations of the foregoing, including general principles of common and civil law and equity;

“Leased Real Property” means any real property subject to a Company Lease;

“Liabilities” means debts, liabilities and obligations (including Taxes), whether accrued or fixed, absolute or contingent, matured or unmatured, deferred or actual, determined or determinable, known or unknown, including those arising under any law, action or Governmental Order and those arising under any Contract;

“Major Customers” means the top five (5) customers of the Group for the past twelve (12) months ended on December 31, 2021, listed on Section 1.1 of the Company Disclosure Letter;

“Major Suppliers” means the top five (5) suppliers of the Group Companies for the past twelve (12) months ended on December 31, 2021, listed on Section 1.1 of the Company Disclosure Letter;

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“Material Contracts” means, collectively, each currently effective Company Contract (other than any Benefit Plan, but including, for the avoidance of doubt, any Company Contract with outstanding obligations) that:

(i)	involves obligations (contingent or otherwise), payments or revenues to or by the Group in excess of $5,000,000 during the twelve-month period ending on December 31, 2021;

(ii)	is with a Related Party (other than those employment agreements, indemnification agreements, Contracts covered by any Benefit Plan, confidentiality agreements, non-competition agreements or any other agreement of similar nature entered into in the Ordinary Course with employees or technical consultants) with an amount of over $5,000,000;

(iii)	involves (A) indebtedness for borrowed money having an outstanding principal amount in excess of $5,000,000 or (B) an extension of credit, a guaranty, surety, deed of trust, or the grant of an Encumbrance, in each case, to secure any Indebtedness having a principal or stated amount in excess of $5,000,000;

(iv)	involves the lease, license, sale, use, disposition or acquisition of a business, assets constituting a business or the acquisition or disposition of any Equity Securities involving (A) purchase price, payments or revenues in excess of $5,000,000 or (B) any “earn out” or deferred purchase price payment obligation in each case that remains outstanding or under which there are continuing obligations (excluding acquisitions or dispositions in the ordinary course of business consistent with past practice or dispositions of assets that are obsolete, worn out, surplus or no longer used in the conduct of the Company’s business);

(v)	involves the waiver, compromise, or settlement of any dispute, claim, litigation or arbitration resulting in payment obligation of any Group Company with an amount higher than $1,000,000;

(vi)	grants a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of the Company and its Subsidiaries, taken as a whole;

(vii)	contains covenants of the Company or any of the Company’s Subsidiaries (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Company’s and the Company’s Subsidiaries’ ability to conduct their respective business with any Person in any geographic area in any material respect, in each case, other than Contracts (including partnership or distribution Contracts) entered into in the Ordinary Course which include exclusivity provisions;

(viii)	with each of the Major Customers involving payments to the Group in the twelve (12) months ended on December 31, 2021 in excess of $3,500,000, other than purchase orders under a master agreement;

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(ix)	with each of the Major Suppliers involving payments by the Group in the twelve (12) months ended on December 31, 2021 in excess of $3,500,000, other than purchase orders under a master agreement;

(x)	with any Governmental Authority which involves obligations (contingent or otherwise), payments or revenues to or by the Group in excess of $1,000,000 in the twelve (12) months ended on December 31, 2021;

(xi)	involves the establishment, contribution to, or operation of a partnership, joint venture, alliance, collaboration, variable interest entity or similar entity, or involving a sharing of profits or losses (including joint development Contracts) involving payments to or by any Group Company of an amount higher than $5,000,000 in the twelve (12) months ended on December 31, 2021;

(xii)	(1) relates to the material license, sublicense, grant of other rights, creation, development, or transfer of material Owned IP or any material Company Product or under which any Group Company is the beneficiary of a covenant not to sue or other agreement not to assert claims involving, material Owned IP, (2) materially restricts the Company’s or any of its Subsidiaries’ ability to assign, use or enforce any material Owned IP, (3) primarily relates to the license or grant of other rights of material Company IP by a third party to the Company or any of its Subsidiaries, (4) with any Governmental Authority which materially restricts Company’s ability to use any Intellectual Property or Business Data or (5) includes any obligation of any Group Company to pay any royalties in excess of $500,000 on an annual basis for the use of any Company IP; in each case of (1) to (5), other than (a) Open Source Software Licenses and non-exclusive end user licenses of commercially-available, off-the-shelf software with a replacement cost of less than $200,000, (b) any non-exclusive license of Company IP in connection with the manufacture, sale and use of the Company’s products pursuant to business or sales contracts similar in all material respects to the Company’s form in the Ordinary Course, and (c) assignments of Intellectual Property to the Company or any of its Subsidiaries under Contracts with their employees and contractors similar in all material respects to the Company’s form entered into in the Ordinary Course;

(xiii)	requires capital expenditure in a single transaction for the Company or any of its Subsidiaries after the date of this Agreement in the amount in excess of $1,000,000;

(xiv)	contains any exclusivity, “most favored nation”, minimum use or purchase requirements;

(xv)	is a collective bargaining agreement with a Union; or

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(xvi)	is a VIE Restructuring Agreement.

“Merger Consideration” means the right to receive such number of Company Class A Ordinary Shares by SPAC Shareholders pursuant to Section 2.3(c);

“NDA” means the Confidentiality Agreement, dated as of July 22, 2021, between SPAC and the Company;

“Open Source Software” means any computer software that is distributed or otherwise made available under “open source”, “community”, or “free software” terms, including: (a) any license that has been approved by the Open Source Initiative, a list of which is available at https://opensource.org/licenses; (b) any license that meets the Open Source Definition promulgated by the Open Source Initiative, which is available at https://opensource.org/osd; (c) any Copyleft License; and (d) any license that is substantially similar to those described in any, all, or any combination of the foregoing clauses (a)-(c).

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Ordinary Course” means, with respect to an action taken or refrained from being taken by a Person, that such action or omission is taken in the ordinary course of the operations of such Person, including any COVID-19 Measures (whether taken prior to or following the date of this Agreement);

“Ordinary Shares” has the meaning given to that term in the Company Charter;

“Organizational Documents” means, with respect to any Person that is not an individual, its certificate of incorporation and bylaws, memorandum and articles of association, limited liability company agreement, or similar organizational documents, in each case, as amended or restated;

“Owned IP” means all Intellectual Property owned by (or purported to be owned by) any Group Company, including any and all Intellectual Property to be transferred to any Group Company pursuant to the VIE Restructuring;

“Patents” means patents, including utility models, industrial designs and design patents, and applications therefor (and any patents that issue as a result of those patent applications), and including all divisionals, continuations, continuations-in-part, continuing prosecution applications, substitutions, reissues, re-examinations, renewals, provisionals and extensions thereof, and any counterparts worldwide claiming priority therefrom;

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“Permitted Encumbrances” means (a) Encumbrances for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (b) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Encumbrances arising or incurred in the Ordinary Course in respect of amounts that are not yet due and payable; (c) rights of any third parties that are party to or hold an interest in any Contract to which the Company or any of its Subsidiaries is a party (in each case not arising as a result of any default by the Company or any of its Subsidiaries thereunder); (d) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or Encumbrances that do not materially interfere with the present use of the Leased Real Property, (e) with respect to any Leased Real Property (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Encumbrances thereon, (ii) any Encumbrances permitted under the Company Lease, and (iii) any Encumbrances encumbering the real property of which the Leased Real Property is a part, (iv) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use of the Leased Real Property, (f) non-exclusive licenses of Intellectual Property granted by the Company or any of its Subsidiaries in the Ordinary Course, (g) Ordinary Course purchase money Encumbrances and Encumbrances securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (h) other Encumbrances arising in the Ordinary Course and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security (in each case not arising as a result of any default by the Company or any of its Subsidiaries thereunder), (i) reversionary rights in favor of landlords under any Company Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries, and (j) any other Encumbrance that have been incurred or suffered in the Ordinary Course and do not materially impair the existing use of the property affected by such Encumbrance;

“Permitted Financing” means, without duplication, (a) any financing transaction entered into by the Company with one or more investors after the date hereof and prior to the Closing by issuance of the Equity Securities of the Company (other than the Subsequent Equity Financing), and (b) the financing transactions contemplated by the Agreements set forth on Section 1.1 of the Company Disclosure Letter.

“Permitted Financing Agreement” means a financing agreement executed by any investor and the Company prior to, concurrently with or after the date hereof and prior to the Closing in connection with any Permitted Financing;

“Permitted Financing Proceeds” means proceeds in the form of cash or securities that have been funded or issued or will be funded or issued prior to, concurrently with, or immediately after, the Closing to the Company in connection with the Permitted Financing.

“Person” means any individual, firm, corporation, company, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind;

“Personal Data” means (a) all data and information that, whether alone or in combination with any other data or information, identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a natural person, household, or his, her or its device, including, to the extent constituting or comprising the foregoing, name, street address, telephone number, email address, photograph, social security number, government-issued ID number, customer or account number, health information, financial information, device identifiers, transaction identifier, cookie ID, browser or device fingerprint or other probabilistic identifier, IP addresses, physiological and behavioral biometric identifiers, viewing history, platform behaviors, and any other similar piece of data or information; or (b) all other data or information that is otherwise protected by any Privacy Laws;

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“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

“Preferred Shares” means, collectively, Series Angel Preferred Shares, Series A Preferred Shares, Series A+ Preferred Shares, Series A++ Preferred Shares and Series B Preferred Shares;

“Price per Share” means $3,400,000,000 divided by the Fully-Diluted Company Shares;

“Privacy Laws” means all applicable Laws concerning the Processing of Personal Data, including incident reporting and Security Incident notifying requirements;

“Privacy Obligation” means each applicable Privacy Law, Cybersecurity Law, Data Security Law, obligation arising under Contract, applicable self-regulatory standard, enforceable industry standard, Privacy Policy and individual consent obtained by or on behalf of the Company or its Subsidiaries, each that is related to privacy, data security, data protection, transfer (including cross-border transfer), or other Processing of Personal Data;

“Privacy Policy” means the Company’s and its Subsidiaries’ internal or external privacy policies relating to the Processing of Personal Data;

“Process,” “Processing” or “Processed” means, with respect to Business Data, the use, collection, creation, processing, receipt, storage, recording, organization, structuring, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, making available, alignment, combination, restriction, erasure or destruction of such data;

“Prohibited Person” means any Person that is (a) a national or resident of or organized or located in any Sanctioned Territory, (b) included on any Sanctions-related list of blocked or designated parties maintained by the U.S. Commerce Department, the U.S. Department of Treasury, and the U.S. Department of State, the United Nations Security Council, HM Treasury of the United Kingdom, and the European Union; (c) owned fifty percent or more or controlled, directly or indirectly, by any such Person or Persons; (d) is a Person acting in his or her official capacity as a director, officer, employee, or agent of a Person included on any Sanctions-related list of blocked or designated parties, as described in clause (b) above; or (e) a Person with whom business transactions, including exports and imports, as the case may be, are otherwise restricted by Sanctions, including, in each clause above, any updates or revisions to the foregoing and any newly published rules;

“Proxy Statement” means the proxy statement forming part of the Proxy/Registration Statement filed with the SEC, with respect to the SPAC Shareholders’ Meeting and the Transactions, to be used for the purpose of soliciting proxies from SPAC Shareholders to approve the Transaction Proposals;

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“Recapitalization Factor” means the quotient obtained by dividing the Price per Share by $10.00;

“Redeeming SPAC Shares” means SPAC Ordinary Shares in respect of which the eligible (as determined in accordance with the SPAC Charter) holder thereof has validly exercised (and not validly revoked, withdrawn or lost) his, her or its SPAC Shareholder Redemption Right;

“Registered IP” means Owned IP issued by, registered, recorded or filed with, renewed by or the subject of a pending application before any Governmental Authority, Internet domain name registrar or other authority;

“Registrable Securities” means (a) the Company Class A Ordinary Shares representing the Merger Consideration, (b) the Company Class A Ordinary Shares issuable upon exercise of the Company Warrants and (c) the Company Warrants;

“Related Party” means (a) any member, shareholder or equity interest holder who, together with its Affiliates, directly or indirectly holds no less than 2% of the total outstanding share capital of the Company or any of its Subsidiaries, (b) any director or officer of the Company or any of its Subsidiaries, in each case of clauses (a) and (b), excluding the Company or any of its Subsidiaries;

“Representatives” of a Person means, collectively, officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives of such Person or its Affiliates;

“Required Governmental Authorizations” means all material franchises, approvals, permits, consents, qualifications, certifications, authorizations, licenses, orders, registrations, certificates, variances or other similar permits, rights and all pending applications therefor from or with the relevant Governmental Authority required to operate the business of the Company and any of its Subsidiaries, as currently conducted, in accordance with applicable Law;

“Sanctioned Territory” means, at any time, a country or territory which is itself the subject or target of any Sanctions and is subject to a general export, import, financial or investment embargo (at the time of this Agreement, the Crimea region of Ukraine, Cuba, the Donetsk People’s Republic, Iran, the Luhansk People’s Republic, North Korea, and Syria).

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures administered, enacted or enforced from time to time by (a) the United States (including the U.S. Commerce Department, the U.S. Department of Treasury, and the U.S. Department of State), (b) the European Union and its member states, (c) the United Nations Security Council, (d) Her Majesty’s Treasury of the United Kingdom and (e) any other similar economic sanctions administered by a Governmental Authority;

“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002;

“SEC” means the United States Securities and Exchange Commission;

“Second Plan of Merger” means the plan of merger substantially in the form attached hereto as Exhibit E and any amendment or variation thereto made in accordance with the provisions of the Cayman Act with the consent of the Company;

“Securities Act” means the United States Securities Act of 1933;

“Security Incident” means any actual or reasonably suspected data breach or other security incident or Event that resulted in or is, to the Knowledge of the Company, expected to have resulted in the accidental or unlawful destruction, loss, alteration, corruption, or unauthorized disclosure of, or access to or use of, (i) any Personal Data included in the Business Data, which has been, or is required to be, notified to a natural person or supervisory or regulatory authority in accordance with Privacy Laws, or (ii) any Business Data (not comprising Personal Data) which exposes the Company or any of its Subsidiaries to any material Action or Liabilities or results in a material disruption of the business or services of the Company or any of its Subsidiaries;

“Series A Preferred Shares” has the meaning given to that term in the Company Charter;

“Series A+ Preferred Shares” has the meaning given to that term in the Company Charter;

“Series A++ Preferred Shares” has the meaning given to that term in the Company Charter;

“Series Angel Preferred Shares” has the meaning given to that term in the Company Charter;

“Series B Preferred Shares” has the meaning given to that term in the Company Charter;

“SPAC Accounts Date” means December 11, 2020;

“SPAC Acquisition Proposal” means: (a) any, direct or indirect, acquisition, merger, domestication, reorganization, business combination, “initial business combination” under SPAC’s IPO prospectus or similar transaction, in one transaction or a series of transactions, involving SPAC or involving all or a material portion of the assets, Equity Securities or businesses of SPAC (whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, purchase of assets, tender offer or otherwise); or (b) any equity or similar investment in SPAC or any of its Controlled Affiliates, in each case, other than the Transactions;

“SPAC Charter” means the Amended and Restated Memorandum and Articles of Association of SPAC, adopted pursuant to a special resolution passed on February 4, 2021;

“SPAC Class A Ordinary Shares” means Class A ordinary shares of SPAC, par value $0.0001 per share, as further described in the SPAC Charter;

“SPAC Class B Ordinary Shares” means Class B ordinary shares of SPAC, par value $0.0001 per share, as further described in the SPAC Charter;

“SPAC Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of SPAC or (ii) the ability of SPAC to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “SPAC Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking or refraining from taking of any action required to be taken or refrained from being taken under this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), acts of nature or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections, (f) any action taken by, or at the written request of, the Company, (g) the announcement of this Agreement and consummation of the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to the announcement of this Agreement or consummation of the Transactions) on SPAC’s relationships with any employees or Governmental Authorities (provided that this clause (g) shall not apply to any representations or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the Transaction) or (h) any change in the trading price or volume of the SPAC Units, SPAC Ordinary Shares or SPAC Warrants (provided that the underlying causes of such changes referred to in this clause (f) may be considered in determining whether there is a SPAC Material Adverse Effect except to the extent such cause is within the scope of any other exception within this definition); provided, however, that in the case of each of clauses (a), (b), (d) and (e), any such Event to the extent it disproportionately affects SPAC relative to other special purpose acquisition companies shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a SPAC Material Adverse Effect, but only to the extent of the incremental disproportionate effect on SPAC relative to such similarly situated participants. Notwithstanding the foregoing, with respect to SPAC, the number of SPAC Shareholders who exercise their SPAC Shareholder Redemption Right or the failure to obtain SPAC Shareholders’ Approval shall not be deemed to be a SPAC Material Adverse Effect;

“SPAC Ordinary Shares” means, collectively, SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares;

“SPAC Preference Shares” means preference shares of SPAC, par value $0.0001 per share, as further described in the SPAC Charter;

“SPAC Securities” means, collectively, the SPAC Shares and the SPAC Warrants;

“SPAC Shareholder” means any holder of any SPAC Shares;

“SPAC Shareholder Redemption Amount” means the aggregate amount payable with respect to all Redeeming SPAC Shares;

“SPAC Shareholder Redemption Right” means the right of an eligible (as determined in accordance with the SPAC Charter) holder of SPAC Ordinary Shares to redeem all or a portion of the SPAC Ordinary Shares held by such holder as set forth in the SPAC Charter in connection with the Transaction Proposals;

“SPAC Shareholders’ Approval” means the vote of SPAC Shareholders required to approve the Transaction Proposals, as determined in accordance with applicable Law and the SPAC Charter;

“SPAC Shares” means the SPAC Ordinary Shares and SPAC Preference Shares;

“SPAC Transaction Expenses” means any out of pocket fees and expenses paid or payable by SPAC or Sponsor (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees (including deferred underwriting fees), costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (b) any Indebtedness of SPAC owed to Sponsor, its Affiliates or its or their respective shareholders or Affiliates in an amount not exceeding $2,000,000, and (c)any and all filing fees to the Governmental Authorities in connection with the Transactions, except that SPAC shall only be responsible for fifty percent (50%) of the fees, costs and expenses incurred in connection with (x) any filing, submission or application for the Governmental Order pertaining to the anti-trust Laws applicable to the Transactions and (y) the preparation, filing and mailing of the Proxy/Registration Statement in connection with the Transactions;

“SPAC Unit” means the units issued by SPAC in SPAC’s IPO or the exercise of the underwriters’ overallotment option each consisting of one SPAC Class A Ordinary Share and one-half of a SPAC Warrant;

“SPAC Warrant” means all outstanding and unexercised warrants issued by SPAC to acquire SPAC Class A Ordinary Shares;

“Subsequent Equity Financing” means purchase of equity securities of the Company by an investor on or prior to the Closing Date pursuant to any Subsequent Equity Subscription Agreement.

“Subsequent Equity Financing Proceeds” means cash proceeds that will be funded prior to, concurrently with, or immediately after, the Closing to the Company in connection with the Subsequent Equity Financing;

“Subsequent Equity Subscription Agreement” means a subscription or similar agreement executed by any investor and the Company after the date hereof in connection with any Subsequent Equity Financing;

“Subsidiary” means, with respect to a Person, any other Person Controlled, directly or indirectly, by such Person and, in case of a limited partnership, limited liability company or similar entity, such Person is a general partner or managing member and has the power to direct the policies, management and affairs of such Person, respectively;

“Tax” or “Taxes” means all U.S. federal, state, local, non-U.S. or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto;

“Tax Returns” means all U.S. federal, state, local, provincial and non-U.S. income and other material returns, declarations, computations, notices, statements, claims, reports, schedules, forms and information returns, including any attachment thereto or amendment thereof, required or permitted to be supplied to, or filed with, a Governmental Authority with respect to Taxes;

“Third-Party Data” means all data of any kind or character contained in or generated by the IT Systems or any databases in each case to the extent owned or controlled by or on behalf of the Company or its designees (including any and all Trade Secrets, user data or Training Data), and all other information and data compilations used by the Company that was licensed, received, or collected from any other Person.

“Trade Secrets” means all trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and Defend Trade Secrets Act and under corresponding foreign statutory and common law) and other confidential or proprietary information, including confidential or proprietary know-how, inventions (whether or not patentable), source code, documentation, processes, models, technology, formulae, customer lists, supplier lists, data, databases and data collections and all rights therein, business and marketing plans, methodologies and all other information that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure or use;

“Trade Control Laws” means those Laws applicable to the Group Companies regulating the export, import reexport, transfer, disclosure or provision of commodities, software, technology, defense articles or defense services, including Sanctions and customs Laws.

“Trademarks” means trade names, logos, trademarks, service marks, service names, trade dress, company names, collective membership marks, certification marks, slogans, toll-free numbers, domain names and other forms indicia of origin, whether or not registerable as a trademark in any given jurisdiction, together with registrations, renewals, and applications therefor, and the goodwill of the business associated with any of the foregoing;

“Training Data” means training data, validation data, and test data or databases used to train or improve an algorithm.

“Transaction Documents” means, collectively, this Agreement, the NDA, the Strategic Investment Agreements, the Subsequent Equity Subscription Agreements, the Permitted Financing Agreements, the Sponsor Support Agreement, the Company Support Agreement, the Registration Rights Agreement, the Assignment, Assumption and Amendment Agreement, the First Merger Filing Documents, the Second Merger Filing Documents; and any other agreements, documents or certificates entered into or delivered pursuant hereto or thereto, and the expression “Transaction Document” means any one of them;

“Transaction Proposals” means the adoption and approval of each proposal reasonably agreed to by SPAC and the Company as necessary or appropriate in connection with the consummation of the Transactions, but in any event including unless otherwise agreed upon in writing by SPAC and the Company: (i) the approval and authorization of this Agreement and the Transactions as a Business Combination, (ii) the approval and authorization of the First Merger and the First Plan of Merger, (iii) the adoption and approval of a proposal for the adjournment of the SPAC Shareholders’ Meeting, if necessary, to permit further solicitation and vote of proxies because there are not sufficient votes to approve and adopt any of the foregoing or in order to seek withdrawals from SPAC Shareholders who have exercised their SPAC Shareholder Redemption Right if the number of Redeeming SPAC Shares is such that the condition in Section 8.3(d) would not be satisfied, and (iv) the adoption and approval of each other proposal that the Nasdaq or the SEC (or staff members thereof) indicates (x) are necessary in its comments to the Proxy/Registration Statement or correspondence related thereto and (y) are required to be approved by the SPAC Shareholders in order for the Closing to be consummated;

“Transactions” means, collectively, the Mergers and each of the other transactions contemplated by this Agreement or any of the other Transaction Documents;

“Union” means any union, works council or other employee representative body;

“U.S.” means the United States of America;

“VIE Restructuring” means, in connection with the termination of a series of contractual arrangements pursuant to which the Company’s Subsidiary in the PRC used to exercise effective control over a variable interest entity in the PRC, the transfer of business from such variable interest entity to one or more Subsidiaries of the Company in accordance with the restructuring steps set forth on Exhibit J attached hereto and upon completion of the corporate actions as set forth on Section 5.1 of the Company Disclosure Letter, following which the Company’s business operations in the PRC (except in relation to surveying and mapping activities) will be conducted entirely by the Company’s Subsidiaries in the PRC and not through any variable interest entities;

“VIE Restructuring Agreement” means any material agreement in existence as of the date hereof governing the VIE Restructuring; and

“Warrant Agreement” means the Warrant Agreement, dated as of February 4, 2021, by and between SPAC and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent.

Section 1.2.            Construction.

(a)           Unless the context of this Agreement otherwise requires or unless otherwise specified, (i) words of any gender shall be construed as masculine, feminine, neuter or any other gender, as applicable; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “herewith,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the terms “Schedule” or “Exhibit” refer to the specified Schedule or Exhibit of this Agreement; (vi) the words “including,” “included,” or “includes” shall mean “including, without limitation”; and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (vii) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends and such phrase shall not simply mean “if”; (viii) the word “or” shall be disjunctive but not exclusive; (ix) the word “will” shall be construed to have the same meaning as the word “shall”; (x) unless the context otherwise clearly indicates, each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form; (xi) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (xii) references to “written” or “in writing” include in electronic form; (xiii) a reference to any Person includes such Person’s predecessors, successors and permitted assigns; and (xiv) “made available to SPAC” (and all similar phrases used herein that mean such) shall mean present in the online data room maintained for purposes of the Transactions at least two (2) Business Days prior to the date hereof;

(b)           Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c)            References to “$,” “dollar,” or “cents” are to the lawful currency of the United States of America.

(d)           Whenever this Agreement refers to a number of days or months, such number shall refer to calendar days or months unless Business Days are expressly specified. Time periods within or following which any payment is to be made or act is to be done under this Agreement shall be calculated by excluding the calendar day on which the period commences and including the calendar day on which the period ends, and by extending the period to the next following Business Day if the last calendar day of the period is not a Business Day.

(e)           All accounting terms used in this Agreement and not expressly defined in this Agreement shall have the meanings given to them under GAAP.

(f)            Unless the context of this Agreement otherwise requires, (i) references to SPAC with respect to periods following the First Effective Time shall be construed to mean Surviving Entity 1 and vice versa and (ii) references to Merger Sub 2 with respect to periods following the Second Effective Time shall be construed to mean Surviving Entity 2 and vice versa.

(g)           The table of contents and the section and other headings and subheadings contained in this Agreement and the Exhibits hereto are solely for the purpose of reference, are not part of the agreement of the parties hereto, and shall not in any way affect the meaning or interpretation of this Agreement or any Exhibit hereto.

(h)           Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(i)            Capitalized terms used in the Exhibits and the Disclosure Letter and not otherwise defined therein have the meanings given to them in this Agreement.

(j)            With regard to each and every term and condition of this Agreement, the parties hereto understand and agree that the same has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party actually prepared, drafted or requested any term or condition of this Agreement.

Article II

TRANSACTIONS; CLOSING

Section 2.1.            Pre-Closing Actions. On the Closing Date, immediately prior to the First Effective Time, the following actions shall take place or be effected (in the order set forth in this Section 2.1):

(a)           Organizational Documents of the Company. The amended and restated memorandum and articles of association of the Company attached hereto as Exhibit F (the “A&R Company Charter”) shall be adopted and become effective.

(b)           Preferred Share Conversion. Each of the Preferred Shares that is issued and outstanding immediately prior to such time shall be re-designated and re-classified into one Ordinary Share on a one-for-one basis in accordance with the Company Charter (the “Preferred Share Conversion”).

(c)           Re-designation. Immediately following the Preferred Share Conversion and immediately prior to the Recapitalization, the authorized share capital of the Company shall be re-designated as follows (the “Re-designation”):

(i)           each of the issued and outstanding Ordinary Shares (other than the Co-Founder Shares) (which, for the avoidance of doubt, includes the Ordinary Shares converted from the Preferred Shares in accordance with Section 2.1(b)) and each of the 7,766,956,008 authorized but unissued Ordinary Shares shall be re-designated as one Company Class A Ordinary Shares, where each Company Class A Ordinary Share shall entitle its holder to one (1) vote on all matters subject to vote at general meetings of the Company;

(ii)          each of the issued and outstanding Co-Founder Shares and each of the 958,958,360 authorized but unissued Ordinary Shares shall be re-designated as one Company Class B Ordinary Shares, where each Company Class B Ordinary Share shall entitle its holder to ten (10) votes on all matters subject to vote at general meetings of the Company; and

(iii)         1,000,000,000 authorized but unissued Ordinary Shares shall be re-designated as shares of a par value of US$0.000005 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the A&R Company Charter, such that the authorized share capital of the Company shall be US$50,000 divided into 10,000,000,000 shares of par value of US$0.000005 each consisting of 8,000,000,000 Company Class A Ordinary Shares, 1,000,000,000 Company Class B Ordinary Shares, and 1,000,000,000 shares of a par value of US$0.000005 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the A&R Company Charter.

(d)           Recapitalization.

(i)           Immediately following the Re-designation and prior to the First Effective Time, each authorized issued Company Class A Ordinary Share and Company Class B Ordinary Share shall be recapitalized by way of a repurchase in exchange for issuance of such number of Company Class A Ordinary Shares and Company Class B Ordinary Shares, in each case, equal to the Recapitalization Factor (i.e., one such Company Class A Ordinary Share or Company Class B Ordinary Share, as the case may be, multiplied by the Recapitalization Factor) (the “Recapitalization”); provided that no fraction of a Company Ordinary Share will be issued by virtue of the Recapitalization, and each Company Shareholder that would otherwise be so entitled to a fraction of a Company Ordinary Share (after aggregating all fractional Company Ordinary Shares that otherwise would be received by such Company Shareholder) shall instead be entitled to receive such number of Company Ordinary Shares to which such Company Shareholder would otherwise be entitled, rounded down to the nearest whole number.

(ii)          any Company Options issued and outstanding immediately prior to the Recapitalization shall be adjusted to give effect to the foregoing transactions, such that (a) each Company Option, shall be exercisable for that number of Company Class A Ordinary Shares equal to the product of (x) the number of Ordinary Shares subject to such Company Option immediately prior to the Recapitalization multiplied by (y) the Recapitalization Factor, such number of Company Class A Ordinary Shares to be rounded down to the nearest whole number; and (b) the per share exercise price for each Company Class A Ordinary Share, as the case may be, issuable upon exercise of the Company Options, as adjusted, shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the per share exercise price for each Ordinary Share subject to such Company Option immediately prior to the First Effective Time by (y) the Recapitalization Factor (together with the adoption of the A&R Company Charter, Preferred Share Conversion, the Re-designation and the Recapitalization, the “Capital Restructuring”). Subject to and without limiting anything contained in Section 6.1, the Recapitalization Factor shall be adjusted to reflect appropriately the effect of any share subdivision, capitalization, share dividend or share distribution (including any dividend or distribution of securities convertible into Company Shares), reorganization, recapitalization, reclassification, consolidation, exchange of shares or other like change (in each case, other than the Capital Restructuring) with respect to Company Shares occurring on or after the date hereof and prior to the Closing Date.

Section 2.2.            The Mergers.

(a)           The First Merger. Subject to Section 2.2(c), on the date which is three (3) Business Days after the first date on which all conditions set forth in Article VIII that are required hereunder to be satisfied on or prior to the Closing shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or at such other time or in such other manner as shall be agreed upon by the Company and SPAC in writing, the closing of the Transactions contemplated by this Agreement with respect to the Mergers (the “Closing”) shall take place remotely by conference call and exchange of documents and signatures in accordance with Section 10.9. At the Closing, Merger Sub 1 shall merge with and into SPAC, with SPAC being the surviving company (as defined in the Cayman Act) in the First Merger (the day on which the Closing occurs, the “Closing Date”). On the Closing Date, SPAC and Merger Sub 1 shall execute and cause to be filed with the Registrar of Companies of the Cayman Islands the First Plan of Merger and such other documents as may be required in accordance with the applicable provisions of the Cayman Act or by any other applicable Law to make the First Merger effective (collectively, the “First Merger Filing Documents”). The First Merger shall become effective at the time when the First Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or at such later time permitted by the Cayman Act as may be agreed by Merger Sub 1 and SPAC in writing and specified in the First Plan of Merger (the “First Effective Time”).

(b)           The Second Merger. Immediately following the consummation of the First Merger, Surviving Entity 1 shall merge with and into Merger Sub 2, with Merger Sub 2 being the surviving company (as defined in the Cayman Act) in the Second Merger. Immediately following the consummation of the First Merger, Surviving Entity 1 and Merger Sub 2 shall execute and cause to be filed with the Registrar of Companies of the Cayman Islands, the Second Plan of Merger and such other documents as may be required in accordance with the applicable provisions of the Cayman Act or by any other applicable Law to make the Second Merger effective (collectively, the “Second Merger Filing Documents”). The Second Merger shall become effective at the time when the Second Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or at such later time permitted by the Cayman Act as may be agreed by Surviving Entity 1 and Merger Sub 2 in writing and specified in the Second Plan of Merger (the “Second Effective Time”).

(c)           Notice to SPAC Shareholders Delivering Written Objection. If any SPAC Shareholder gives to SPAC, before the SPAC Shareholders’ Approval is obtained at the SPAC Shareholders’ Meeting, written objection to the First Merger (each, a “Written Objection”) in accordance with Section 238(2) of the Cayman Act:

(i)           SPAC shall, in accordance with Section 238(4) of the Cayman Act, promptly give written notice of the authorization of the First Merger (the “Authorization Notice”) to each such SPAC Shareholder who has made a Written Objection, and

(ii)          unless SPAC and the Company elect by agreement in writing to waive this Section 2.2(c)(ii), no party shall be obligated to commence the Closing, and the First Plan of Merger shall not be filed with the Registrar of Companies of the Cayman Islands until at least twenty (20) days shall have elapsed since the date on which the Authorization Notice is given (being the period allowed for written notice of an election to dissent under Section 238(5) of the Cayman Act, as referred to in Section 239(1) of the Cayman Act), but in any event subject to the satisfaction or waiver of all of the conditions set forth in Section 8.1, Section 8.2 and Section 8.3.

(d)           Subsequent Equity Financing Notices. Promptly following the First Effective Time, the Company shall deliver notices to the parties to the Subsequent Equity Financing, if any, to cause the release of funds from escrow to the Company.

(e)           Effect of the Mergers. The Mergers shall have the effects set forth in this Agreement, the First Plan of Merger, the Second Plan of Merger and the applicable provisions of the Cayman Act. Without limiting the generality of the foregoing, and subject thereto, (a) at the First Effective Time, all the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of Merger Sub 1 and SPAC shall become the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of Surviving Entity 1 (including all rights and obligations with respect to the Trust Account), which shall include the assumption by Surviving Entity 1 of any and all agreements, covenants, duties and obligations of Merger Sub 1 and SPAC to be performed after the First Effective Time set forth in this Agreement and the other Transaction Documents to which Merger Sub 1 or SPAC is a party, and Surviving Entity 1 shall thereafter exist as a wholly owned subsidiary of the Company and the separate corporate existence of Merger Sub 1 shall cease to exist, and (b) at the Second Effective Time, all the property, rights, privileges, agreements, powers and franchises, Liabilities, and duties of Surviving Entity 1 and Merger Sub 2 shall become the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of Surviving Entity 2, which shall include the assumption by Surviving Entity 2 of any and all agreements, covenants, duties and obligations of Surviving Entity 1 and Merger Sub 2 to be performed after the Second Effective Time set forth in this Agreement and the other Transaction Documents to which Surviving Entity 1 or Merger Sub 2 is a party, and Surviving Entity 2 shall thereafter exist as a wholly owned subsidiary of the Company and the separate corporate existence of Surviving Entity 1 shall cease to exist.

(f)           Organizational Documents of Surviving Entity 1. At the First Effective Time, in accordance with the First Plan of Merger, SPAC will adopt the memorandum and articles of association of Merger Sub 1, as in effect immediately prior to the First Effective Time, as the memorandum and articles of association of Surviving Entity 1, save and except that all references to the share capital of Surviving Entity 1 shall be amended to refer to the correct authorized share capital of Surviving Entity 1 consistent with the First Plan of Merger, until thereafter amended in accordance with the applicable provisions of the Cayman Act and such memorandum and articles of association.

(g)           Organizational Documents of Surviving Entity 2. At the Second Effective Time, in accordance with the Second Plan of Merger, the memorandum and articles of association of Merger Sub 2, as so amended and restated, shall be the memorandum and articles of association of Surviving Entity 2, save and except that all reference to the share capital of Surviving Entity 2 shall be amended to refer to the correct authorized share capital of Surviving Entity 2 consistent with the Plan of Second Merger, until thereafter amended in accordance with the applicable provisions of the Cayman Act and such memorandum and articles of association.

(h)           Directors and Officers. At the First Effective Time, the directors and officers of Merger Sub 1 immediately prior to the First Effective Time shall be the initial directors and officers of Surviving Entity 1, each to hold office in accordance with the Organizational Documents of Surviving Entity 1. At the Second Effective Time, the directors and officers of Merger Sub 2 immediately prior to the Second Effective Time shall be the initial directors and officers of Surviving Entity 2, each to hold office in accordance with the Organizational Documents of Surviving Entity 2.

Section 2.3.            Effect of the Mergers on Issued Securities of SPAC, Merger Sub 1 and Merger Sub 2. At the Closing, by virtue of the Mergers and without any action on the part of any party hereto or any other Person, the following shall occur:

(a)           SPAC Class B Conversion. Immediately prior to the First Effective Time, each SPAC Class B Ordinary Share (after giving effect to the Sponsor Shares Forfeiture pursuant to the applicable terms of the Sponsor Support Agreement) shall be automatically converted into one SPAC Class A Ordinary Share in accordance with the terms of the SPAC Charter (such automatic conversion, the “SPAC Class B Conversion”) and each SPAC Class B Ordinary Share shall no longer be outstanding and shall automatically be canceled, and each former holder of SPAC Class B Ordinary Shares shall thereafter cease to have any rights with respect to such shares.

(b)           SPAC Units. At the First Effective Time, each SPAC Unit outstanding immediately prior to the First Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one SPAC Class A Ordinary Share and one-half of a SPAC Warrant in accordance with the terms of the applicable SPAC Unit (the “Unit Separation”), which underlying SPAC Securities shall be adjusted in accordance with the applicable terms of this Section 2.3; provided that no fractional SPAC Warrant will be issued in connection with the Unit Separation such that if a holder of SPAC Units would be entitled to receive a fractional SPAC Warrant upon the Unit Separation, the number of SPAC Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of SPAC Warrants.

(c)           SPAC Ordinary Shares. Immediately following the Unit Separation in accordance with Section 2.3(b), each SPAC Class A Ordinary Share (which, for the avoidance of doubt, includes the SPAC Class A Ordinary Shares (A) issued in connection with the SPAC Class B Conversion and (B) held as a result of the Unit Separation) issued and outstanding immediately prior to the First Effective Time (other than any SPAC Shares referred to in Section 2.3(e), Redeeming SPAC Shares and Dissenting SPAC Shares) shall automatically be cancelled and cease to exist in exchange for the right to receive one newly issued, fully paid and non-assessable Company Class A Ordinary Share. As of the First Effective Time, each SPAC Shareholder shall cease to have any other rights in and to such SPAC Shares, except as expressly provided herein.

(d)           Exchange of SPAC Warrants. Each SPAC Warrant (which, for the avoidance of doubt, includes the SPAC Warrants held as a result of the Unit Separation) outstanding immediately prior to the First Effective Time shall cease to be a warrant with respect to SPAC Ordinary Shares and be assumed by the Company and converted into a warrant to purchase one Company Class A Ordinary Share (each, a “Company Warrant”). Each Company Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such SPAC Warrant immediately prior to the First Effective Time (including any repurchase rights and cashless exercise provisions) in accordance with the provisions of the Assignment, Assumption and Amendment Agreement.

(e)           SPAC Treasury Shares. Notwithstanding Section 2.3(c) above or any other provision of this Agreement to the contrary, if there are any SPAC Shares that are owned by SPAC as treasury shares or any SPAC Shares owned by any direct or indirect Subsidiary of SPAC immediately prior to the First Effective Time, such SPAC Shares shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor.

(f)            Redeeming SPAC Shares. Each Redeeming SPAC Share issued and outstanding immediately prior to the First Effective Time shall automatically be cancelled and cease to exist and shall thereafter represent only the right of the holder thereof to be paid a pro rata share of the SPAC Shareholder Redemption Amount in accordance with SPAC’s Charter.

(g)           Dissenting SPAC Shares. Each Dissenting SPAC Share issued and outstanding immediately prior to the First Effective Time held by a Dissenting SPAC Shareholder shall automatically be cancelled and cease to exist in accordance with Section 2.7(a) and shall thereafter represent only the right of such Dissenting SPAC Shareholder to be paid the fair value of such Dissenting SPAC Share and such other rights as are granted by the Cayman Act.

(h)           Merger Sub 1 Share. Each ordinary share, par value $0.000005 per share, of Merger Sub 1, issued and outstanding immediately prior to the First Effective Time shall continue existing and constitute the only issued and outstanding share capital of Surviving Entity 1.

(i)            Surviving Entity 1 Share; Merger Sub 2 Share. Each ordinary share of Surviving Entity 1 that is issued and outstanding immediately prior to the Second Effective Time will be automatically cancelled and cease to exist without any payment therefor. Each ordinary share, par value $0.000005 per share, of Merger Sub 2 immediately prior to the Second Effective Time shall remain outstanding and continue existing and constitute the only issued and outstanding share capital of Surviving Entity 2 and shall not be affected by the Second Merger.

Section 2.4.            Closing Deliverables.

(a)           No later than two (2) Business Days prior to the Closing Date:

(i)           SPAC shall deliver to the Company written notice (the “SPAC Closing Statement”) setting forth: (i) the amount of cash in the Trust Account (after deducting the SPAC Shareholder Redemption Amount) as of the Closing Date, (ii) the amount of Aggregate Proceeds, (iii) the number of SPAC Class A Ordinary Shares, SPAC Class B Ordinary Shares and SPAC Warrants to be outstanding as of immediately prior to the Closing after giving effect to the Unit Separation and exercise of all SPAC Shareholder Redemption Rights, (iv) the calculation of the Merger Consideration pursuant to Section 2.3(c), and (v) SPAC’s good faith estimate of the amount of SPAC Transaction Expenses, including the respective amounts and wire transfer instructions for the payment thereof; provided, that SPAC will consider in good faith the Company’s comments to the SPAC Closing Statement, and if any adjustments are made to the SPAC Closing Statement prior to the Closing, such adjusted SPAC Closing Statement shall thereafter become the SPAC Closing Statement for all purposes of this Agreement; and

(ii)          The Company shall deliver to SPAC written notice (the “Company Closing Statement”) setting forth: (i)  the number of Company Class A Ordinary Shares and Company Class B Ordinary Shares to be outstanding as of immediately prior to the Closing after giving effect to the Capital Restructuring and the issuance of shares of Company Class A Ordinary Shares pursuant to the Strategic Investment Agreements, Permitted Financing Agreements and Subsequent Equity Subscription Agreements, and (ii)  the Company’s good faith estimate of the amount of Company Transaction Expenses, including the respective amounts and wire transfer instructions for the payment thereof; provided, that the Company will consider in good faith SPAC’s comments to the Company Closing Statement, and if any adjustments are made to the Company Closing Statement prior to the Closing, such adjusted Company Closing Statement shall thereafter become the Company Closing Statement for all purposes of this Agreement.

(b)           At the Closing,

(i)           SPAC shall deliver or cause to be delivered to the Company, a certificate signed by an authorized director or officer of SPAC, dated as of the Closing Date, certifying that the conditions specified in Section 8.3 have been fulfilled;

(ii)          The Company shall deliver or cause to be delivered to SPAC, a certificate signed by an authorized director or officer of the Company, dated as of the Closing Date, certifying (i) that the conditions specified in Section 8.2 have been fulfilled, and (ii) that the VIE Restructuring has been completed in accordance with the VIE Restructuring Plan attached hereto as Exhibit J and all actions required to be taken to complete the VIE Restructuring, including as set forth on Section 5.1 of the Company Disclosure Letter, have been performed in all material respects;

(iii)         The Company shall deliver or cause to be delivered the Regulatory Opinion;

(iv)         SPAC or Surviving Entity 2, as applicable, shall pay, or cause the Trustee to pay at the direction and on behalf of Surviving Entity 2, by wire transfer of immediately available funds from the Trust Account (i)  as and when due all amounts payable on account of the SPAC Shareholder Redemption Amount to former SPAC Shareholders pursuant to their exercise of the SPAC Shareholder Redemption Right, (ii) (A) all accrued and unpaid Company Transaction Expenses, as set forth on the Company Closing Statement, and (B) all accrued and unpaid SPAC Transaction Expenses, as set forth on the SPAC Closing Statement, and (iii) immediately thereafter, all remaining amounts then available in the Trust Account (if any) (the “Remaining Trust Fund Proceeds”) to a bank account designated by Surviving Entity 2 for its immediate use, subject to this Agreement and the Trust Agreement, and thereafter, the Trust Account shall terminate, except as otherwise provided in the Trust Agreement; and

(v)          If a bank account of the Company or any of its Subsidiaries is designated by Surviving Entity 2 under Section 2.4(b)(iv), the payment of the Remaining Trust Fund Proceeds to such bank account may be treated as (i) an advance from Surviving Entity 2 to the Company or such Subsidiary of the Company, or (ii) a dividend from Surviving Entity 2 to the Company, in each case, as determined by Surviving Entity 2 in its sole discretion, subject to applicable Laws.

Section 2.5.            Cancellation of SPAC Equity Securities and Disbursement of Merger Consideration(a).

(a)           Prior to the First Effective Time, the Company shall appoint Continental Stock Transfer & Trust Company, or another exchange agent reasonably acceptable to the Company, as exchange agent (in such capacity, the “Exchange Agent”), for the purpose of exchanging each SPAC Class A Ordinary Share for the Merger Consideration issuable to the SPAC Shareholders. At or before the First Effective Time, the Company shall deposit, or cause to be deposited, with the Exchange Agent the Merger Consideration.

(b)           Each SPAC Shareholder shall be entitled to receive its portion of the Merger Consideration, pursuant to Section 2.3(c) (excluding any SPAC Shares referred to in Section 2.3(e), Redeeming SPAC Shares and any Dissenting SPAC Shares), upon the receipt of an “agent’s message” by the Exchange Agent (or such other evidence of transfer, if any, as the Exchange Agent may reasonably request), together with such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share. Notwithstanding any other provision of this Section 2.5, any obligation of the Company under this Agreement to issue Company Ordinary Shares to SPAC Shareholders entitled to receive Company Class A Ordinary Shares shall be satisfied by the Company issuing such Company Class A Ordinary Shares to DTC or to such other clearing service or issuer of depositary receipts (or their nominees, in either case) as may be necessary or expedient, and each such SPAC Shareholder shall hold such Company Class A Ordinary Shares in book-entry form or through a holding of depositary receipts and DTC or its nominee or the relevant clearing service or issuer of depositary receipts (or their nominees, as the case may be), will be the holder of record of such Company Class A Ordinary Shares.

(c)           Promptly following the date that is one (1) year after the First Effective Time, the Company shall instruct the Exchange Agent to deliver to the Company all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Merger Consideration that remains unclaimed shall be returned to the Company and the unclaimed Company Ordinary Shares comprising the Merger Consideration shall be held by the Company as treasury shares, and any Person that was a holder of SPAC Shares (other than any SPAC Shares referred to in Section 2.3(e), Redeeming SPAC Shares and any Dissenting SPAC Shares) as of immediately prior to the First Effective Time that has not claimed their applicable portion of the Merger Consideration in accordance with this Section 2.5 prior to the date that is one (1) year after the First Effective Time, may (subject to applicable abandoned property, escheat and similar Laws) claim from the Company, and the Company shall promptly transfer and deliver, such applicable portion of the Merger Consideration without any interest thereupon. None of the Parties or Surviving Entity 2 or the Exchange Agent shall be liable to any Person in respect of any of the Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any portion of the Merger Consideration shall not have not been claimed immediately prior to such date on which any amounts payable pursuant to this Article II would otherwise escheat to or become the property of any Governmental Authority, any such amount shall, to the extent permitted by applicable Law, become the property of the Company, free and clear of all claims or interest of any Person previously entitled thereto.

Section 2.6.            Further Assurances. If, at any time after the First Effective Time, any further action is necessary, proper or advisable to carry out the purposes of this Agreement, SPAC and Merger Sub 1 (or their respective designees) shall take all such actions as are necessary, proper or advisable under applicable Laws, so long as such action is consistent with and for the purposes of implementing the provisions of this Agreement.

Section 2.7.            Dissenter’s Rights.

(a)           Subject to Section 2.2(c)(ii) but notwithstanding any other provision of this Agreement to the contrary and to the extent available under the Cayman Act, SPAC Shares that are issued and outstanding immediately prior to the First Effective Time and that are held by SPAC Shareholders who shall have validly exercised their dissenters’ rights for such SPAC Shares in accordance with Section 238 of the Cayman Act and otherwise complied with all of the provisions of the Cayman Act relevant to the exercise and perfection of dissenters’ rights (the “Dissenting SPAC Shares,” and the holders of such Dissenting SPAC Shares being the “Dissenting SPAC Shareholders”) shall not be converted into, and such Dissenting SPAC Shareholders shall have no right to receive, the applicable Merger Consideration unless and until such Dissenting SPAC Shareholder fails to perfect or withdraws or otherwise loses his, her or its right to dissenters’ rights under the Cayman Act. The SPAC Shares owned by any SPAC Shareholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its dissenters’ rights pursuant to the Cayman Act shall cease to be Dissenting SPAC Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the First Effective Time, the right to receive the applicable Merger Consideration, without any interest thereon in accordance with Section 2.3(c).

(b)           Prior to the Closing, SPAC shall give the Company (i) prompt written notice of any demands for dissenters’ rights received by SPAC from SPAC Shareholders and any withdrawals of such demands and (ii) the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for dissenters’ rights under the Cayman Act. SPAC shall not, except with the prior written consent of the Company, make any offers or payment or otherwise agree or commit to any payment or other consideration with respect to any exercise by a SPAC Shareholder of its rights to dissent from the First Merger or any demands for appraisal or offer or agree or commit to settle or settle any such demands or approve any withdrawal of any such dissenter rights or demands.

Section 2.8.            Withholding. Notwithstanding anything to the contrary in this Agreement, each of the Parties (and their respective Affiliates and Representatives) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. Tax Law. Other than in respect of amounts subject to compensatory withholding, each of the Parties (or their respective Affiliates or Representatives) shall use commercially reasonable efforts to notify the Person in respect of whom such deduction or withholding is expected to be made at least five (5) Business Days prior to making any such deduction or withholding, which notice shall be in writing and include the amount of and basis for such deduction or withholding. Each of the Parties (or their Affiliates or Representatives), as applicable, shall use commercially reasonable efforts to cooperate with such Person to reduce or eliminate any such requirement to deduct or withhold to the extent permitted by Law. To the extent that amounts are so withheld by the Parties (or their Affiliates or Representatives), as the case may be, and timely paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure letter delivered to SPAC by the Company on the date of this Agreement (the “Company Disclosure Letter”), or (b) as otherwise explicitly contemplated by this Agreement, the Company represents and warrants to SPAC as of the date of this Agreement as follows:

Section 3.1.            Organization, Good Standing and Qualification. The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the business of the Company and its Subsidiaries, taken as a whole. Prior to the execution of this Agreement, true and accurate copies of the Company Charter, the Investors Rights Agreement and the Organizational Documents of the other Group Companies, each as in effect as of the date of this Agreement, have been made available by or on behalf of the Company to SPAC, such governing documents are in full force and effect, and the Company and each of the Group Companies is not in default of any term or provision of such governing documents in any material respect.

Section 3.2.            Subsidiaries. A complete list, as of the date of this Agreement, of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, outstanding Equity Securities, and holders of Equity Securities, as applicable, is set forth on Section 3.2 of the Company Disclosure Letter. Except as set forth in Section 3.2 of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interests in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, company, partnership, joint venture or business association or other entity. Each Subsidiary of the Company has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. Each Subsidiary of the Company is duly licensed or qualified and in good standing (to the extent such concept is applicable in such Subsidiary’s jurisdiction of formation) as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (to the extent such concept is applicable in such Subsidiary’s jurisdiction of formation), as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the business of the Company and its Subsidiaries, taken as a whole.

Section 3.3.            Capitalization of the Company.

(a)           As of the date of this Agreement, the authorized share capital of the Company is $50,000 divided into 10,000,000,000 shares of $0.000005 par value each, comprised of (x) 9,923,950,082 ordinary shares of the Company, par value of $0.000005 each, of which 198,035,714 ordinary shares are issued and outstanding as of the date of this Agreement and (y) 76,049,918 Preferred Shares, of which (i) 5,043,104 shares are designated Series Angel Preferred Shares, all of which are issued and outstanding as of the date of this Agreement, (ii) 24,464,286 shares are designated Series A Preferred Shares, all of which are issued and outstanding as of the date of this Agreement, (iii) 24,612,081 shares are designated Series A+ Preferred Shares, all of which are issued and outstanding as of the date of this Agreement, (iv) 7,164,480 shares are designated Series A++ Preferred Shares, all of which is issued and outstanding as of the date of this Agreement, and (v) 14,765,967 shares are designated Series B Preferred Shares, all of which are issued and outstanding as of the date of this Agreement.

(b)           Set forth in Section 3.3(b) of the Company Disclosure Letter is a true and correct list of each holder of Company Shares and the number of Company Shares held by each such holder as of the date hereof. Except as set forth in Section 3.3(b) of the Company Disclosure Letter, there are no other shares of the Company issued or outstanding as of the date of this Agreement. All of the issued and outstanding Company Shares (w) have been duly authorized and validly issued and allotted and are fully paid and non-assessable; (x) have been offered, sold and issued by the Company in compliance with applicable Law, including the Cayman Act, U.S. federal and state securities Laws, and all requirements set forth in (1) the Company Charter and (2) any other applicable Contracts governing the issuance or allotment of such securities to which the Company is a party or otherwise bound; and (y) are not subject to, nor have they been issued in violation of, any Encumbrance, purchase option, call option, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the Company Charter, the Investors Rights Agreement or any other Contract, in any such case to which the Company is a party or otherwise bound.

(c)           Except as otherwise set forth in this Section 3.3 or on Section 3.3(c) of the Company Disclosure Letter or as contemplated by this Agreement or the other Transaction Documents, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) exercisable or exchangeable for Company Shares, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other Equity Securities of the Company, or for the repurchase or redemption by the Company of shares or other Equity Securities of the Company or the value of which is determined by reference to shares or other Equity Securities of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any Company Shares or other Equity Securities of the Company.

(d)           The Company shall have provided to SPAC a true, correct and anonymized list of each individual who, as of the date of this Agreement, holds Company Options, and the grant date, the number of Company Options granted and the number of Company options vested thereof as of April 30, 2022. All Company Options outstanding as of the date of this Agreement were granted pursuant to the ESOP and an option award agreement, in each case, in substantially the forms previously made available to SPAC.

Section 3.4.            Capitalization of Subsidiaries.

(a)            Except as set forth on Section 3.4(a) of the Company Disclosure Letter or as contemplated by this Agreement or the other Transaction Documents, the outstanding share capital or other Equity Securities of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued and allotted, and are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold, issued and allotted in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Organizational Documents of each such Subsidiary, and (2) any other applicable Contracts governing the issuance or allotment of such securities to which such Subsidiary is a party or otherwise bound; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of each such Subsidiary or any other Contract, in any such case to which each such Subsidiary is a party or otherwise bound.

(b)           Except as contemplated by this Agreement or the other Transaction Documents, the Company owns, directly or indirectly through its Subsidiaries, of record and beneficially all the issued and outstanding Equity Securities of such Subsidiaries free and clear of any Encumbrances other than Permitted Encumbrances.

(c)            Except as contemplated by this Agreement or the other Transaction Documents, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) of any such Subsidiary exercisable or exchangeable for any Equity Securities of such Subsidiary, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance by any such Subsidiary of additional shares, the sale of treasury shares or other Equity Securities, or for the repurchase or redemption by such Subsidiary of shares or other Equity Securities of such Subsidiary the value of which is determined by reference to shares or other Equity Securities of such Subsidiary, and there are no voting trusts, proxies or agreements of any kind which may obligate any such Subsidiary to issue, purchase, register for sale, redeem or otherwise acquire any of its Equity Securities.

Section 3.5.            Authorization.

(a)           Other than the Company Shareholders’ Approval, as applicable, each of the Company and each Merger Sub has all corporate power, and authority to (i) enter into, execute and deliver this Agreement and each of the other Transaction Documents to which it is or will be a party, and (ii) consummate the transactions contemplated hereby and thereby (including the Transactions) and perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Documents to which the Company and each Merger Sub is a party and the consummation of the transactions contemplated hereby and thereby (including the Transactions) have been duly and validly authorized and approved by the Company Board, and the board of directors of each Merger Sub, and other than the Company Shareholders’ Approval, no other company or corporate proceeding on the part of the Company or either Merger Sub is necessary to authorize this Agreement and the other Transaction Documents to which the Company or either Merger Sub is a party. This Agreement has been, and on or prior to the Closing, the other Transaction Documents to which the Company or either Merger Sub is a party will be, duly and validly executed and delivered by the Company or either Merger Sub, as applicable, and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and on or prior to the Closing, the other Transaction Documents to which the Company or either Merger Sub is a party will constitute, a legal, valid and binding obligation of the Company, Merger Sub 1 or Merger Sub 2, as applicable, enforceable against the Company or either Merger Sub, as applicable, in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (b) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies (collectively, the “Enforceability Exceptions”).

(b)           The Company Shareholders’ Approval are the only votes and approvals of holders of Company Shares and other Equity Securities of the Company necessary in connection with execution by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby.

(c)           On or prior to the date of this Agreement, the Company Board has duly adopted resolutions (i) determining that this Agreement and the other Transaction Documents to which the Company is a party and the transactions contemplated hereby and thereby (including the Transactions) would be in the best interests of the Company (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the transactions contemplated hereby and thereby (including the Transactions), and (iii) directing that this Agreement be submitted to the Company Shareholders for adoption.

Section 3.6.            Consents; No Conflicts. Assuming the representations and warranties in Article IV are true and correct, except (a)  for the Company Shareholders’ Approval, (b) for the registration or filing with the Registrar of Companies of the Cayman Islands, the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions and the publication of notification of the Mergers in the Cayman Islands Government Gazette pursuant to the Cayman Act and (c) for such other filings, notifications, notices, submissions, applications or consents the failure of which to be obtained or made would not, individually or in the aggregate, have, or reasonably be likely to have, a material effect on the ability of the Company to enter into and perform its obligations under this Agreement, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of the Company, have been duly obtained or completed (as applicable) and are in full force and effect. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party by the Company does not, and the consummation by the Company of the transactions contemplated hereby and thereby will not, assuming the representations and warranties in Article IV are true and correct, and except for the matters referred to in clauses (a) through (c) of the immediately preceding sentence, (i) result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of any Group Company) or cancellation under, (A) any Governmental Order, (B) any provision of the Organizational Documents of any Group Company, each as currently in effect, (C) any applicable Law, (D) any Material Contract or (ii) result in the creation of any Encumbrance upon any of the properties or assets of any Group Company other than any restrictions under federal or state securities laws, this Agreement, the Company Charter and Permitted Encumbrances, except in the case of sub-clauses (A), (C), and (D) of clause (i) or clause (ii), as would not have a Company Material Adverse Effect.

Section 3.7.            Compliance with Laws; Consents; Permits. Except as disclosed in Section 3.7 of the Company Disclosure Letter:

(a)            Except as would not be or reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, in the three (3) years prior to the date hereof, (i) the Group Companies are, and have been, in compliance with all applicable Laws; (ii) no Group Company, to the Knowledge of the Company, is or has been subject to any investigation by or for any Governmental Authority with respect to any violation of any applicable Laws.

(b)           In the three (3) years prior to the date hereof, neither the Company nor any of its Subsidiaries has received any letter or other written communication from, and, to the Knowledge of the Company, there has not been any public notice of a type customary as a form of notification of such matters in the jurisdiction by, any Governmental Authority threatening in writing or providing notice of (i) the revocation or suspension of any Required Governmental Authorizations issued to the Company or any of its Subsidiaries or (ii) any alleged or finding of any violation of Law in respect of the activities carried out by the Company or any of its Subsidiaries, in each case except as would not be or reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.

(c)           Neither the Company nor any of its Subsidiaries is, or, in the three (3) years prior to the date hereof, has been engaged in any actions, proceedings, demands, inquiries, investigations, or hearings before any court, statutory or governmental body, department, board or agency relating to applicable Anti-Corruption Laws, Trade Control Laws or Anti-Money Laundering Laws, and to the Knowledge of the Company, no such action, proceeding, demand, inquiry, investigation or hearing has been threatened. No Group Company has made, or, as of the date hereof, is aware of any reason to or intends to make any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any violation, potential violation, or liability arising under or relating to any Anti-Corruption Laws, Trade Control Laws or Anti-Money Laundering Laws. No Group Company is aware of any event, fact or circumstance that has occurred or exists that is reasonably likely to result in a finding of noncompliance with any Anti-Corruption Laws, Trade Control Laws or Anti-Money Laundering Laws.

(d)           Neither the Company, any of its Subsidiaries, any of their respective directors, officers, employees, nor, to the Knowledge of the Company, agents or any other Persons acting for or on behalf of the Company or any of its Subsidiaries has at any time in the three (3) years prior to the date hereof: (i) made any bribe, influence payment, kickback, payoff, or any other type of payment (whether tangible or intangible) or provided any benefits that would be unlawful under any applicable anti-bribery or anti-corruption (governmental or commercial) laws (including, for the avoidance of doubt, any guiding, detailing or implementing regulations), including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official or commercial entity to obtain a business advantage, such as the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other applicable local or foreign anti-corruption or anti-bribery Law (collectively, “Anti-Corruption Laws”); (ii) has taken any action in violation of any Anti-Corruption Law, offered, paid, given, promised to pay or give, or authorized any payment or transfer of anything of value, directly or indirectly, to any person for the purpose of (A) influencing any act or decision of any Government Official in his official capacity, (B) inducing a Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, (D) inducing a Government Official to improperly influence or affect any act, decision or omission of any Governmental Authority or commercial enterprise owned or controlled by any Governmental Authority, or (E) assisting the Company or any of its Subsidiaries, or any agent or any other Person acting for or on behalf of the Company or any of its Subsidiaries, in obtaining or retaining business for or with, or in directing business to, any Person; or (iii) accepted or received any contributions, payments, gifts, or expenditures that would be unlawful under any Anti-Corruption Law, or (iv) has made or authorized any other Person to make any payments or transfers of value which had the purpose or effect of commercial bribery or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or retaining business.

(e)           Neither the Company, any of its Subsidiaries, any of their respective directors or officers, nor, to the Knowledge of the Company, and of their respective employees or agents acting for or on their behalf, has at any time in the three (3) years prior to the date hereof been found by a Governmental Authority to have violated any Anti-Corruption Laws, Trade Control Laws or Anti-Money Laundering Laws, or, to the Knowledge of the Company, is subject to any indictment or any government investigation with respect to any Anti-Corruption Laws, Trade Control Laws or Anti-Money Laundering Laws.

(f)            Neither the Company, any of its Subsidiaries, any of their respective directors, officers, employees, nor, to the Knowledge of the Company, agent or any other Person acting for or on behalf of the Company or any of its Subsidiaries, is a Prohibited Person, and no Prohibited Person has at any time in the three (3) years prior to the date hereof been given an offer to become an employee, officer, consultant or director of the Company or any of its Subsidiaries. None of the Company nor any of its Subsidiaries has at any time in the three (3) years prior to the date hereof conducted or agreed to conduct any business, or knowingly entered into or agreed to enter into any transaction with a Prohibited Person in violation of any Trade Control Laws or otherwise violated any Trade Control Laws.

(g)           Except as disclosed in Section 3.7(g) of the Company Disclosure Letter, each of the Group Companies has all material approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Authority (each, a “Material Permit”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted in all material respects. The Material Permits are in effect and have been complied with in all material respects. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice that any Governmental Authority that has issued any Material Permit intends to suspend, cancel, terminate, or not renew any such Material Permit, except to the extent such Material Permit may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby or may be terminated in the ordinary and usual course of a reissuance or replacement process.

(h)           None of the Group Companies incorporated within PRC is or, following the completion of the VIE Restructuring, will be engaged in any business falling under the current Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition) promulgated by the PRC government which took effect on January 1, 2022.

(i)            The Group Companies have carried out the VIE Restructuring in material compliance with all applicable Laws and no Group Company is or has been subject to any investigation by or for any Governmental Authority with respect to any violation of any applicable Laws related to the VIE Restructuring. Neither the Company nor any of its Subsidiaries has received any letter or other written communication from, and, to the Knowledge of the Company, there has not been any public notice of a type customary as a form of notification of such matters in the jurisdiction by, any Governmental Authority threatening in writing or providing notice of any alleged or finding of any violation of Law in respect of the VIE Restructuring.

Section 3.8.            Tax Matters.

(a)           All material Tax Returns required to be filed by or with respect to each Group Company have been timely filed (taking into account any extensions) and such Tax Returns are true, correct and complete in all material respects. All material Taxes due and payable by any Group Company have been timely paid, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with U.S. GAAP.

(b)           No material deficiencies for any Taxes that are currently outstanding with respect to any Tax Returns of a Group Company have been asserted in writing by, and to the Knowledge of the Company, no written notice of any action, audit, assessment or other proceeding, in each case that is currently pending, with respect to such Tax Returns or any Taxes of a Group Company has been received from, any Tax authority, and no dispute or assessment relating to such Tax Returns or such Taxes with any such Tax authority is currently outstanding.

(c)           No material claim that is currently outstanding has been made in writing in the past three years (or, to the Knowledge of the Company, at any time) by any Governmental Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction.

(d)           Except as contemplated by this Agreement, the Transaction Documents, or the Transactions, the Company has not taken any action (nor permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

(e)           To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is a “passive foreign investment company” within the meaning of Section 1297 of the Code a “PFIC” for its current taxable year. Neither the Company nor any of its Subsidiaries is treated (i) as an “expatriated entity” as defined in Section 7874(a)(2)(A) of the Code, (ii) as a “surrogate foreign corporation” as defined in Section 7874(a)(2)(B) of the Code or (iii) otherwise as a domestic corporation as a result of the application of Section 7874(b) of the Code.

(f)            The Company and Merger Sub 1 each is and since its formation has been treated as a foreign corporation (within the meaning of the Code) for U.S. federal and applicable state and local income Tax purposes. Merger Sub 2 has elected (or will elect) to be treated as an entity which is disregarded as an entity separate from its owner (within the meaning of Section 301.7701-2 of the Treasury Regulations) for U.S. federal and applicable state and local income Tax purposes, as of the effective date of its formation and has not subsequently changed such classification.

(g)           There are no liens for material Taxes (other than such liens that are Permitted Encumbrances) upon the assets of any Group Company.

(h)           Each Group Company has complied in all material respects with all applicable transfer pricing requirement imposed by any Governmental Authority.

(i)            Each Group Company is in compliance with all terms and conditions of any material Tax incentives, exemption, holiday or other material Tax reduction agreement or order of a Governmental Authority applicable to a Group Company, and the consummation of the Transactions will not have any material adverse effect on the continued validity and effectiveness of any such material Tax incentives, exemption, holiday or other material Tax reduction agreement or order.

Section 3.9.            Financial Statements.

(a)           The Company has made available to SPAC true and complete copies of the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2021, and the related audited consolidated statements of income and profit and loss, and cash flows, for the fiscal year then ended (the “Audited Financial Statements”).

(b)           The Company has made available to SPAC true and complete copies of the unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2022, and the related unaudited consolidated statements of income and profit and loss, and cash flows, for the fiscal year then ended (the “Management Accounts” and together with the Audited Financial Statements, the “Company Financial Statements”).

(c)           The Company Financial Statements delivered by the Company (i) have been prepared in accordance with the books and records of the Company and its Subsidiaries, (ii) fairly present, in all material respects, the financial condition and the results of operations and cash flow of the Company and its Subsidiaries on a consolidated basis as of the dates indicated therein and for the periods indicated therein, except in the case of the Management Accounts as set forth on Section 3.9(c) of the Company Disclosure Letter and subject in the case of the Management Accounts to (A) normal year-end adjustments or and (B) the absence of footnotes required under GAAP, (iii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), except in the case of the Management Accounts as set forth on Section 3.9(c) of the Company Disclosure Letter and except that the Management Accounts (A) are subject to adjustments by auditors or normal year-end adjustments and (B) do not include the footnotes required under GAAP and (iv) in the case of any audited financial statements delivered in accordance with Section 5.9, will, when so delivered, (A) be audited in accordance with the standards of the U.S. Public Company Accounting Oversight Board and (B) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof (including, to the extent applicable to the Company, Regulation S-X).

(d)           Except as set forth in Section 3.9(d) of the Company Disclosure Letter, the Company maintains a system of internal accounting controls which is reasonably sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(e)           Since December 31, 2021, none of the Company or its Subsidiaries has been made aware in writing of (i) any fraud that involves the Company’s or any Subsidiary’s management who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (ii) to the Knowledge of the Company, any allegation, assertion or claim regarding any of the foregoing.

Section 3.10.          Absence of Changes. Except as set forth in Section 3.10 of the Company Disclosure Letter, since December 31, 2021, (a) to the date of this Agreement, the Group Companies have operated their business in the Ordinary Course, (b) the Group Companies have not sold, transferred or otherwise disposed of ownership in any material Company IP or material Business Data, and (c) there has not been any occurrence of any event which would have a Company Material Adverse Effect.

Section 3.11.          Actions.

(a)           (i) There is no Action pending or, to the Knowledge of the Company, threatened in writing against or affecting the Company or any of its Subsidiaries, or any of their respective directors or officers (solely in their capacity as such), and (ii) there is no judgment or award unsatisfied against the Company or any of its Subsidiaries, nor is there any Governmental Order in effect and binding on the Company or any of its Subsidiaries or their respective directors or officers (solely in their capacity as such) or assets or properties, except in each case, as would not, individually or in the aggregate, (A) have, or reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations contemplated hereby (including, for the avoidance of doubt, the completion of the VIE Restructuring), or (B) be or reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.

(b)           (i) No order has been made, petition presented and received by any Group Company, resolution of any Group Company passed or meeting of any Group Company convened for the purpose of considering a resolution for the dissolution and liquidation of any Group Company or the establishment of a liquidation group of any Group Company, (ii) no administrator has been appointed for any Group Company nor to the Knowledge of the Company steps taken to appoint an administrator, and (iii) to the Knowledge of the Company, there are no Actions under any applicable insolvency, bankruptcy or reorganization Laws concerning any Group Company.

Section 3.12.          Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities that would be required to be reflected or reserved on a balance sheet in accordance with GAAP, except for Liabilities (a) set forth in the Audited Financial Statements that have not been satisfied since December 31, 2021, (b) that are Liabilities incurred since December 31, 2021 in the Ordinary Course, (c) that are executory obligations under any Contract to which the Company or any of its Subsidiaries is a party or by which it is bound, (d) set forth in Section 3.12 of the Company Disclosure Letter, (e) arising under this Agreement or other Transaction Documents, (f) that will be discharged or paid off prior to the Closing, or (g) which would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.

Section 3.13.          Material Contracts and Commitments.

(a)           Section 3.13(a) of the Company Disclosure Letter contains a true and correct list of all Material Contracts as of the date of this Agreement and as of the date of this Agreement no Group Company is a party to or bound by any Material Contract that is not listed in Section 3.13(a) of the Company Disclosure Letter. True and complete copies of each Material Contract, including all material amendments, modifications, supplements, exhibits and schedules and addenda thereto, have been made available to SPAC.

(b)           Except for any Material Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date or the termination of which is otherwise contemplated by this Agreement, each Material Contract listed on Section 3.13(a) of the Company Disclosure Letter is (A) in full force and effect and (B) represents the legal, valid and binding obligations of the applicable Group Company which is a party thereto and, to the Knowledge of the Company, represents the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the business of the Company and its Subsidiaries, taken as a whole, (x) the applicable Group Company has duly performed all of its material obligations under each such Material Contract as set forth in Section 3.13(a) of the Company Disclosure Letter to which it is a party to the extent that such obligations to perform have accrued, (y) no breach or default thereunder by the Group Company with respect thereto, or, to the Knowledge of the Company, any other party or obligor with respect thereto, has occurred, and (z) no event has occurred that with notice or lapse of time, or both, would constitute such a default or breach of such Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, or would entitle any third party to prematurely terminate any Material Contract.

(c)           None of the Group Companies has within the last twelve (12) months provided to or received from the counterparty to any Material Contract written notice or written communication to terminate, or not renew, any Material Contract.

(d)           All Contracts required to be transferred to or from a Group Company in connection with the VIE Restructuring (i) have been transferred in compliance with applicable Laws, except for the Contracts listed in Section 3.13(d) of the Company Disclosure Letter, (ii) are in full force and effect and (iii) represent the legal, valid and binding obligations of the applicable Group Company which is a party thereto and, to the Knowledge of the Company, represents the legal, valid and binding obligations of the counterparties thereto. None of the Group Companies has provided to or received from the counterparty to any such Contract written notice or written communication to terminate, or not renew, any such Contract.

(e)           The VIE Restructuring has not altered or impaired the conduct of the business of the Group Companies, including the offerings of any Company Products, and after the completion of the VIE Restructuring will not alter or impair the conduct of the business of the Group Companies as currently proposed to be conducted.

Section 3.14.          Title; Properties.

(a)           Neither the Company nor any of its Subsidiaries owns any real property.

(b)           Each of the Group Companies has good and valid title to all of the assets owned by it, whether tangible or intangible (including those reflected in the Management Accounts, together with all assets acquired thereby since December 31, 2021, including any tangible or intangible assets that have been acquired since December 31, 2021 in connection with the VIE Restructuring, but excluding any tangible or intangible assets that have been disposed of since December 31, 2021 in the Ordinary Course or in connection with the VIE Restructuring), and in each case free and clear of all Encumbrances, other than Permitted Encumbrances. For clarity, the foregoing Section 3.14(b) does not apply to Intellectual Property and Business Data, which is addressed in Section 3.15.

(c)           No Group Company owns or has ever owned or has a leasehold interest in any real property other than as held pursuant to their respective leases or leasehold interests (including tenancies) in such property (each Contract evidencing such interest, a “Company Lease”, and any Company Lease involving rent payments in excess of $1,000,000 on an annual basis, a “Company Material Lease”). Section 3.14(c) of the Company Disclosure Letter sets forth as of the date of this Agreement each Company Material Lease that is currently effective and the address of the property demised under each such Company Material Lease. Each Company Lease is in material compliance with applicable Law, and all Governmental Orders required under applicable Law in respect of any Company Lease have been obtained, including with respect to the operation of such property and conduct of business on such property as now conducted by the applicable Group Company which is a party to such Company Lease, except in any such case where the failure to so be in compliance or obtain such Governmental Order would not, individually or in the aggregate, be or reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.

(d)           Each Company Lease is a valid and binding obligation of the applicable Group Company, enforceable in accordance with its terms against such Group Company, and to the Knowledge of the Company, each other party thereto, subject to the Enforceability Exceptions. There is no material breach by the relevant Group Company under any Company Lease.

(e)           To the Knowledge of the Company, no Person or Governmental Authority has challenged, disputed, or threatened in writing to challenge or dispute, a Group Company’s right to occupy, use or enjoy each Leased Real Property subject to the Company Leases as such leased property is currently occupied, used or enjoyed.

(f)            No Group Company has received any written notice alleging a material breach of any covenant, restriction, burden or stipulation from any person or Governmental Authority in relation to the existing use of any Leased Real Property, and to the Knowledge of the Company, no circumstance exists which constitutes a breach of this type or nature.

Section 3.15.          Intellectual Property Rights and Data.

(a)           Section 3.15(a) of the Company Disclosure Letter sets forth a true and accurate list as of the date of this Agreement of all Registered IP, including: (i) with respect to Patents, the jurisdiction of filing, owner, filing number, date of issue or filing, expiration date, and title and also identifying each Patent that is material to the operation of the business of the Group Companies as currently conducted and as currently proposed to be conducted (including the offering of any Company Products); (ii) with respect to Trademarks, the jurisdiction of filing, owner, registration or application number and date of issue or  with respect to domain names, the owner, domain name administrator, date of registration, and date of renewal; and (iii) with respect to registered copyrights or copyright applications, the country of filing, owner, filing number, date of issue and expiration date, and description of the covered work. Each Group Company has made all required filings and registrations (and corresponding payments of fees therefor) to Governmental Authorities in connection with all registrations and applications for the Registered IP material to the operation of business of the Group Companies. No interference, opposition, cancellation, reissue, reexamination or other proceeding (other than ex parte proceedings in the ordinary course of Intellectual Property prosecution) is or in the three (3) years prior to the date hereof has been pending or, to the Knowledge of the Company, threatened in writing, in which the scope, validity or enforceability of any Owned IP is being, or in the three (3) years prior to the date hereof has been, challenged. Each item of Registered IP is subsisting, valid and enforceable.

(b)           The Group Companies own, or have a valid right to use all Intellectual Property and Business Data used in or necessary for the conduct of the business of the Group Companies including the offering of any Company Products, as currently conducted and, to the Knowledge of the Company, as currently proposed to be conducted within the twelve (12) months after the date hereof (subject to obtainment of any necessary standard non-exclusive licenses in the ordinary course), free and clear of any Encumbrances other than Permitted Encumbrances. Except as otherwise provided under Section 3.6, all material Company IP and material Business Data will be available immediately after Closing for use and enjoyment by the Group Companies on terms substantially similar to those under which the Group Companies owned or used such Company IP and Business Data immediately prior to Closing. The Group Companies own and possess all right, title and interest in and to any Owned IP, including each item of Registered IP, free and clear of any Encumbrances other than Permitted Encumbrances. Without limiting the generality of the foregoing: Each Person (including any current or former employee or consultant of a Group Company) who is or has been involved in the authorship, discovery, development, conception, or reduction to practice of any Owned IP (including any Company Product) on behalf of the Group Companies (each an “IP Contributor”) has signed a valid and enforceable Contract containing (or has obligations by operation of Law providing): (A) an irrevocable assignment to the applicable Group Company of all such Intellectual Property authored, discovered, developed, conceived, or reduced to practice by such Person in the course of that IP Contributor’s work for or on behalf of the applicable Group Company; and (B) customary confidentiality provisions protecting such Intellectual Property, and to the Knowledge of the Company, no such IP Contributor has any conflicting obligation to any Person with respect to such Intellectual Property or has any claim, right (whether or not currently exercisable) or interest in or to any Owned IP in any material respect;

(c)           To the Knowledge of the Company, the operation of the business of the Group Companies and the Owned IP does not and, in the three (3) years prior to the date hereof, has not violated, infringed or misappropriated any Intellectual Property of any Person, nor has any Group Company received in the three (3) years prior to the date hereof any written notice alleging any of the foregoing. During the three (3) years prior to the date hereof, (i) to the Knowledge of the Company, no Person has violated, infringed or misappropriated any Owned IP in any material respect and (ii) no Group Company has given any written notice to any other Person alleging any of the foregoing. No Company Product, Owned IP, or, to the Knowledge of the Company, Intellectual Property licensed to any Group Company is subject to any proceeding or outstanding order or settlement agreement or stipulation that materially restricts in any manner the use, provision, transfer, assignment, or licensing thereof by any Group Company or materially impairs the validity, use, or enforceability of such Company Product, Owned IP, or Intellectual Property licensed to any Group Company.

(d)           (i) The Group Companies have taken reasonable steps, consistent with industry practices of companies offering similar services or products, to (a) maintain the Owned IP material to the conduct of the business of the Group Companies, and (b) protect the confidentiality of confidential information and trade secrets of the Group Companies or of any third party to whom the Group Companies owe a contractual obligation of confidentiality, and (ii) the Intellectual Property and IT Systems owned or used (or held for use) by the Group Companies are sufficient in all material respects for the conduct of the business of the Group Companies as presently conducted and as conducted during the three (3) years prior to the date of this Agreement. During the three (3) years prior to the date of this Agreement, there has been no material failure or other material substandard performance of any IT System, in each case, which has caused a material disruption to any of the Group Companies and has not been reasonably remedied.

(e)           (i) To the Knowledge of the Company, neither the Company Products nor any IT Systems contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (A) materially disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (B) materially damaging or destroying any material data or file without the user’s consent; and (ii) to the Knowledge of the Company, none of the material Company Products contain any bug, defect, or error in such a manner that would materially and adversely affect the functionality of such material Company Products. The Group Companies have taken reasonable steps to prevent the introduction into any Company Product or IT System any of the foregoing.

(f)            The Group Companies have a valid right to use and exploit the Business Data as currently exploited in connection with the business of the Group Companies and, to the Knowledge of the Company, as currently proposed to be exploited in connection with any Company Products (subject to obtainment of any necessary standard non-exclusive licenses in the ordinary course).

(g)           Except as would not have a Company Material Adverse Effect, the Company complies, and during the past three (3) years has complied, with: (i) any Contract governing the Company’s use of any API used to receive or collect Third-Party Data; (ii) any Contract governing the Company’s collection and use of any Third-Party Data collected or generated using web scraping, web crawling, or web harvesting software, or any software, service, tool, or technology that turns the unstructured data found on the internet into machine-readable, structured data; (iii) any Contract with any other Person that has provided to the Company, or from which the Company has received or collected, any Third-Party Data; and (iv) all applicable Laws relating to the Company’s collection and use of Third-Party Data and Business Data.

(h)          Each Group Company maintains or adheres to commercially reasonable policies and procedures consistent with standards in the industry relating to the ethical or responsible use of AI Technologies at and by such Group Company, including policies, protocols, and procedures for: (a) developing and implementing AI Technologies in a way that promotes transparency, accountability, and human interpretability; (b) identifying and mitigating bias in Training Data or in the AI Technologies used in the Company Products, including implicit racial, gender, or ideological bias; and (c) management oversight and approval of such Group Company employees’ and contractors’ use and implementation of AI Technologies (collectively for all Group Companies, “Company AI Policies”). During the three (3) years prior to the date of this Agreement, there has been: (i) no material actual or alleged non-compliance with any Company AI Policies; (ii) no material actual or alleged failure of a Company Product to satisfy the requirements specified in any Company AI Policies; (iii) no complaint, claim, proceeding, or litigation alleging that Training Data used in the development, improvement, or testing of any Company Product was falsified, biased, untrustworthy, or manipulated in an unethical or unscientific way and no report, finding, or impact assessment of any internal or external auditor, technology review committee, independent technology consultant, whistle-blower, transparency or privacy advocate, labor union, journalist, academic, or similar third-party that makes any such allegation; and (iv) no request from any Governmental Authority concerning any Company Product or related AI Technologies (except for requests that do not and are not reasonably expected to adversely affect in any material respect the Group Companies’ use of any Company Product or related AI Technologies) in each case of (i) – (iv), in any material respect.

(i)          No funding, facilities or resources of any government, international organization, university, college, other educational institution, or research center was used in the development of the Company Products or Owned IP.

(j)          No source code owned by any Group Company, including any source code contained in the Company Products (collectively, the “Company Source Code”), has been delivered, licensed, or made available to any escrow agent or other Person who is not an employee or contractor of any Group Company and subject to confidentiality obligations under written and enforceable agreements (or similar obligations by operation of Law), nor does any Group Company have any duty or obligation (whether present, contingent, or otherwise) to do so. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists including the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement or the consummation of any of the Transactions contemplated by this Agreement that, with or without notice or lapse of time, will, or would reasonably be expected to, result in the delivery, license, or disclosure of any such source code to any other Person (other than an employee or contractor of any Group Company and subject to confidentiality obligations under written and enforceable agreements or similar obligations by operation of Law).

(k)          Except as disclosed in Section 3.15(k) of the Company Disclosure Letter, no Group Company has used during the three (3) years prior to the date of this Agreement or is currently using any Open Source Software in any manner that, with respect to any of the Company Products, Company Source Code, or other Company IP (other than the Open Source Software itself): (A) requires its disclosure or distribution in source code form, (B) requires the licensing thereof for the purpose of making derivative works, (C) imposes any material restriction on the consideration to be charged for the distribution thereof, (D) creates, or purports to create, material obligations for any Group Company or SPAC with respect to any Company IP owned by, or licensed to any Group Company or SPAC, or grants, or purports to grant, to any Person, any material rights or immunities under any Company IP owned by any Group Company or SPAC or (E) imposes any other material limitation, restriction, or condition on the right of any Group Company with respect to its use or distribution of any Company IP. With respect to the Open Source Software, each Group Company is, and has at all times been, in compliance with all applicable Open Source Software licenses. Except as disclosed in Section 3.15(k) of the Company Disclosure Letter, no Open Source Software subject to a Copyleft License is embedded with, linked to, or otherwise included in, any Company Product.

Section 3.16.        Privacy and Cybersecurity.

(a)          Except as would not have a Company Material Adverse Effect, the Group Companies are, and during the three (3) years prior to the date of this Agreement have been, in compliance with Privacy Obligations, Cybersecurity Laws and Data Security Laws.

(b)          To the extent required by applicable Privacy Obligations, the Group Companies have provided notice to individuals about whom the Group Companies Process or direct the Processing of Personal Data regarding the applicable Group Company’s Personal Data Processing activities, and such notice fully and accurately discloses in all material respects how the Group Companies Process Personal Data about such individuals. Complete and correct copies of all written privacy notices have been made available to SPAC.

(c)          The Group Companies have, where required by Privacy Laws, contractually obligated third parties Processing Personal Data on behalf of the Group Companies to comply with applicable Privacy Laws.

(d)          The Group Companies have taken reasonable steps to protect and secure Business Data from loss, theft, unauthorized or unlawful Processing.

(e)          The Group Companies have contractually obligated all third parties Processing material Business Data on behalf of the Group Companies to (i) comply with applicable Privacy Obligations and (ii) take reasonable steps to protect and secure Business Data from loss, theft, unauthorized or unlawful Processing or other misuse.

(f)          The Group Companies have obtained or will obtain any and all necessary rights, approvals, permissions, and consents relating to its Processing of Personal Data necessary in connection with the transactions contemplated by this Agreement such that the transaction will not violate in any material respect any Privacy Laws, except to the extent attributable to the actions or omissions of a third party, including the Merger Subs and/or SPAC.

(g)          The Group Companies have implemented and maintained a written information security program that is comprised of reasonable and appropriate policies and technical, physical, administrative and organizational security measures designed to ensure a level of protection, security, confidentiality, integrity and availability of the information technology software and systems utilized by any Group Company in the operation of the business of the Company and its Subsidiaries (“IT Systems”) as appropriate for the risk, including by being designed to protect all Business Data Processed thereby, against loss, theft, unauthorized access, unauthorized disclosure or unlawful Processing, or other misuse, as reasonably consistent with (i) reasonable practices in the industry in which the Group Companies operate, and (ii) the Group Companies’ Privacy Obligations, including, but not limited to, business continuity and disaster recovery plans.

(h)          Except as would not have a Company Material Adverse Effect, during the three (3) years prior to the date of this Agreement there has been no Security Incident or other breach of security or unauthorized access by third parties to (i) the IT Systems, (ii) confidential information, or (iii) any Personal Data collected, held, or otherwise managed by or, to the Knowledge of the Company, on behalf of any Group Company with respect to the business of any Group Company. During the three (3) years prior to the date of this Agreement, no Group Company has been notified in writing, or been required by any Privacy Obligation or Governmental Authority to notify in writing, any Person of any Security Incident.

(i)          The Group Companies use reasonable efforts to execute agreements with all employees, agents, and consultants to the Company or its Subsidiaries who have access to or Process Business Data of the Company’s or its Subsidiaries’ containing obligations to maintain the confidentiality and security of Business Data, and where Personal Data is accessed or processed, to inform them of the relevant written Privacy Policies, if applicable.

(j)          During the three (3) years prior to the date of this Agreement, no Group Company has: (i) received any written notice of any claims, investigations (including investigations by a Governmental Authority), or alleged material violations of Privacy Obligations; (ii) received any written complaints, correspondence or other communications from or on behalf of an individual or any other personal claiming a right to compensation under any applicable Privacy Obligation, or alleging any material breach of any applicable Privacy Obligation; or (iii) been subject to any data protection enforcement action (including any fine or other sanction) from any Governmental Authority with respect to Personal Data under the custody or control of the Group Companies.

Section 3.17.        Labor and Employee Matters.

(a)          Section 3.17(a) of the Company Disclosure Letter sets forth a complete and correct list of each Benefit Plan.

(b)          Except as disclosed in Section 3.17(b) of the Company Disclosure Letter or as would not have be material to the business of the Group taken as a whole, (i) the Company and each of its Subsidiaries is, and for the three (3) years prior to the date hereof has been, in compliance with all applicable Law related to labor or employment, including provisions thereof relating to wages and payrolls, working hours and resting hours, overtime, working conditions, benefits, recruitment, retrenchment, retirement, pension, minimum employment and retirement age, equal opportunity, discrimination, worker classification, occupational health and safety, wrongful discharge, layoffs or plant closings, immigration, employees provident fund (including compulsory housing fund), social security organization and collective bargaining, trade union, compulsory employment insurance, work and residence permits, public holiday and leaves, labor disputes, statutory labor or employment reporting and filing obligations and contracting arrangements; (ii) there is no pending or, to the Knowledge of the Company, threatened in writing Action relating to the violation of any applicable Law by the Company or any of its Subsidiaries related to labor or employment, including any charge or complaint filed by any of its current or former employees, directors, officers, individual consultants, or individual contractors with any Governmental Authority or the Company or any of its Subsidiaries; and (iii) the Company and its Subsidiaries have properly classified for all purposes (including (x) for Tax purposes, (y) for purposes of minimum wage and overtime and (z) for purposes of determining eligibility to participate in any statutory and non-statutory Benefit Plan) all Persons who have performed services for or on behalf of each such entity, and have properly withheld and paid all applicable Taxes and statutory contributions and made all required filings in connection with services provided by such persons to the Company and its Subsidiaries in accordance with such classifications.

(c)          Except as disclosed in Section 3.17(c) of the Company Disclosure Letter or would not be material to the business of the Group taken as a whole, (i) each of the Benefit Plans (A) has been operated and administered in accordance with its terms, (B) is in compliance with all applicable Law, and, all contributions to each Benefit Plan have been timely made, and, to the Knowledge of the Company, no event, transaction or condition has occurred or exists that would result in any Liability to any of the Company and any of its Subsidiaries under any Benefit Plan; (ii) there are no pending or, to the Knowledge of the Company, threatened in writing Actions involving any Benefit Plan (except for routine claims for benefits payable in the normal operation of any Benefit Plan) and to the Knowledge of the Company, no facts or circumstances exist that could give rise to any such Actions; (iii) no Benefit Plan is under investigation or audit by any Governmental Authority and, to the Knowledge of the Company, no such investigation or audit is contemplated or under consideration; and (iv) the Company and each of its Subsidiaries is in compliance with all applicable Laws and Contracts relating to its provision of any form of social insurance, and has paid, or made provision for the payment of, all social insurance contributions required under applicable Law and Contracts.

(d)          Neither the execution or delivery of any of the Transaction Documents to which the Company is a party nor the consummation of the transactions contemplated thereunder (either alone or in combination with another event) will or will reasonably be expected to (i) result in any payment or benefit becoming due to any Company employees or any current or former director, officer, employee, individual independent contractor or individual consultant of the Company or any of its Subsidiaries; (ii) increase the amount of compensation or any benefits otherwise payable under any of the Benefit Plans; and (iii) result in any acceleration of the time of payment, exercisability, funding or vesting of any such benefits, or provide any additional rights or benefits with respect to, any compensation or benefits payable to any current or former director, officer, employee, individual independent consultant or individual independent service provider of the Company or its Subsidiaries; (iv) limit or restrict the ability of the Company to merge, amend, or terminate any Benefit Plan; or (v) result in the payment of any amount (whether in cash or property or the vesting of property) that could, individually or in combination with any other such payment, constitute “excess parachute payments” within the meaning of Section 280G(b) of the Code or result in the imposition on any Person of an excise tax under Section 4999 of the Code. Neither the Company nor any of its Subsidiaries or any ERISA Affiliate thereof has any Liability with respect to or under: (i) a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; or (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA. No Benefit Plan is subject to ERISA or the Code or U.S. Law.

(e)          Except as disclosed in Section 3.17(e) of the Company Disclosure Letter or as would not have a Company Material Adverse Effect, as of the date of this Agreement (i) no employee of the Company or any of its Subsidiaries is represented by a Union; (ii) neither the Company nor any of its Subsidiaries is negotiating any collective bargaining agreement or other Contract with any Union; (iii) to the Knowledge of the Company, there is no effort currently being made or threatened by or on behalf of any Union to organize any employees of the Company or any of its Subsidiaries; and (iv) there are no labor disputes (including any work slowdown, lockout, stoppage, picketing or strike) pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. No notice, consent or consultation obligations with respect to any employee of the Company or any of its Subsidiaries or any Union will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby.

(f)          All employees and contractors transferred to or from a Group Company in connection with the VIE Restructuring (i) have been transferred in compliance with applicable Laws in all material respects, including with respect to the payment of any severance, (ii) for those transferred to a Group Company, are currently working for a Group Company pursuant to a written Contract with the applicable Group Company, and (iii) there are currently no material employment-related disputes with any such employees related to the transfer of employment.

Section 3.18.        Brokers. Except as set forth in Section 3.18 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of the Company or any of its Controlled Affiliates.

Section 3.19.        Environmental Matters. Except as would not be or reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole (i) the Group Companies are in compliance in all material respects with the applicable Environmental Laws in the respective jurisdictions where they conduct their business, including obtaining and complying in all material respects with all permits, licenses, consents and other authorizations required pursuant to applicable Environmental Laws for the lawful operation of their business as currently conducted; and (ii) no Group Company has in the three (3) years prior to the date hereof received any written notice of any actual or alleged material non-compliance with or material liability under Environmental Laws.

Section 3.20.        Insurance. Section 3.20 of the Company Disclosure Letter sets forth each insurance policy (excluding, for the avoidance of doubt, the social insurance and other statutory insurance mandated by Law) of the Group Companies. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement. To the Knowledge of the Company, (a) no material claims have been made which remain outstanding and unpaid under such insurance policies, and (b) no circumstances exist that would reasonably be expected to give rise to a material claim of under such insurance policies.

Section 3.21.        Company Related Parties. Except as set forth in Section 3.21 of the Company Disclosure Letter, the Company has not engaged in any transactions with Related Parties that would be required to be disclosed in the Proxy/Registration Statement.

Section 3.22.        Proxy/Registration Statement. The information supplied or to be supplied by the Company, any of its Subsidiaries or their respective Representatives in writing specifically for inclusion in the Proxy/Registration Statement shall not, at (a) the time the Proxy/Registration Statement is declared effective, (b) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders, and (c) the time of the SPAC Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, its Affiliates or their respective Representatives.

Section 3.23.        No Additional Representations or Warranties. The Company acknowledges and agrees that neither SPAC nor any of its Affiliates, agents or Representatives is making any representation or warranty whatsoever to the Company beyond those set forth in Article IV.

Article IV

REPRESENTATIONS AND WARRANTIES OF SPAC

Except (a) as set forth in any SPAC SEC Filings filed or submitted on or prior to the date hereof (excluding (i) any disclosures in any risk factors section that do not constitute statements of fact, any disclosures in any forward-looking statements disclaimer and any other disclosures that are generally cautionary, predictive or forward-looking in nature and (ii) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such SPAC SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 4.2, Section 4.6 and Section 4.13); (b) as set forth in the disclosure letter delivered by SPAC to the Company on the date of this Agreement (the “SPAC Disclosure Letter”); or (c) as otherwise explicitly contemplated by this Agreement, SPAC represents and warrants to the Company as of the date of this Agreement as follows:

Section 4.1.          Organization, Good Standing, Corporate Power and Qualification. SPAC is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. SPAC is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to SPAC. Prior to the execution of this Agreement, a true and correct copy of the SPAC Charter has been made available by or on behalf of SPAC to the Company, the SPAC Charter is in full force and effect, and SPAC is not in default of any term of provision of the SPAC Charter in any material respect.

Section 4.2.          Capitalization and Voting Rights.

(a)          Capitalization of SPAC. As of the date of this Agreement, the authorized share capital of SPAC consists of $55,500 divided into (i) 500,000,000 SPAC Class A Ordinary Shares, of which 25,497,614 SPAC Class A Ordinary Shares are issued and outstanding as of the date of this Agreement, (ii) 50,000,000 SPAC Class B Ordinary Shares, of which 7,500,000 SPAC Class B Ordinary Shares are issued and outstanding as of the date of this Agreement, and (iii) 5,000,000 preference shares of par value $0.0001 each, of which no preference share is issued and outstanding as of the date of this Agreement. There are no other issued or outstanding SPAC Shares as of the date of this Agreement. All of the issued and outstanding SPAC Shares (i) have been duly authorized and validly issued and allotted and are fully paid and non-assessable; (ii) have been offered, sold and issued by SPAC in compliance with applicable Law, including the Cayman Act, U.S. federal and state securities Laws, and all requirements set forth in (1) the SPAC Charter, and (2) any other applicable Contracts governing the issuance or allotment of such securities to which SPAC is a party or otherwise bound; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the SPAC Charter or any Contract to which SPAC is a party or otherwise bound.

(b)          As of the date of this Agreement, 4,502,386 SPAC Units are issued and outstanding (in respect of which 4,502,386 SPAC Class A Ordinary Shares and up to 2,251,193 SPAC Warrants would be issued if these SPAC Units were separated on the date hereof pursuant to Section 2.3(a)). There are no other issued or outstanding SPAC Units as of the date of this Agreement. All of the issued and outstanding SPAC Units (i) have been duly authorized and validly issued; (ii) have been offered, sold and issued by SPAC in compliance with applicable Law, including the Cayman Act, U.S. federal and state securities Laws, and all requirements set forth in (1) the SPAC Charter, and (2) any other applicable Contracts governing the issuance of such SPAC Units to which SPAC is a party or otherwise bound; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the SPAC Charter or any Contract to which SPAC is a party or otherwise bound.

(c)          As of the date of this Agreement, 21,620,789 SPAC Warrants are issued and outstanding. The SPAC Warrants are exercisable for 21,620,789 SPAC Class A Ordinary Shares. The SPAC Warrants are not exercisable until the later of (x) thirty (30) days after the closing of a Business Combination and (y) twelve (12) months from the closing of the IPO. All outstanding SPAC Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of SPAC, enforceable against SPAC in accordance with their terms, subject to the Enforceability Exceptions; (ii) have been offered, sold and issued by SPAC in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the SPAC Charter and (2) any other applicable Contracts governing the issuance of such securities to which SPAC is a party or otherwise bound; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the SPAC Charter or any Contract to which SPAC is a party or otherwise bound. Except for the SPAC Charter or this Agreement, there are no outstanding Contracts of SPAC to repurchase, redeem or otherwise acquire any SPAC Shares.

(d)          Except as set forth in this Section 4.2 or Section 4.2 of the SPAC Disclosure Letter, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) of SPAC exercisable or exchangeable for SPAC Shares, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other Equity Securities of SPAC, or for the repurchase or redemption of shares or other Equity Securities of SPAC or the value of which is determined by reference to shares or other Equity Securities of SPAC, and there are no voting trusts, proxies or agreements of any kind which may obligate SPAC to issue, purchase, register for sale, redeem or otherwise acquire any SPAC Shares or other Equity Securities of SPAC.

Section 4.3.          Corporate Structure; Subsidiaries. SPAC has no Subsidiaries, and does not own, directly or indirectly, any Equity Securities or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. SPAC is not obligated to make any investment in or capital contribution to or on behalf of any other Person.

Section 4.4.          Authorization.

(a)          Other than the SPAC Shareholders’ Approval, SPAC has all requisite corporate power and authority to (i) enter into, execute and deliver this Agreement and each of the other Transaction Documents to which it is or will be a party, and (ii) consummate the transactions contemplated hereby and thereby (including the Transactions) and perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Documents to which SPAC is a party and the consummation of the transactions contemplated hereby and thereby (including the Transactions) have been duly and validly authorized and approved by the SPAC Board and, other than the SPAC Shareholders’ Approval, no other company or corporate proceeding on the part of SPAC is necessary to authorize this Agreement and the other Transaction Documents to which SPAC is a party and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and at or prior to the Closing, the other Transaction Documents to which SPAC is a party will be, duly and validly executed and delivered by SPAC, and this Agreement constitutes, and on or prior to the Closing, the other Transaction Documents to which SPAC is a party will constitute, a legal, valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, subject to the Enforceability Exceptions.

(b)          Assuming that a quorum (as determined pursuant to the SPAC Charter) is present:

(i)          The approval and authorization of the First Merger and the First Plan of Merger shall require approval by a special resolution passed by the affirmative vote of SPAC Shareholders holding at least two-thirds of the outstanding SPAC Shares which, being so entitled, are voted thereon in person or by proxy at a general meeting of SPAC of which notice specifying the intention to propose the resolution as a special resolution has been duly given, pursuant to the terms and subject to the conditions of the SPAC Charter and applicable Law; and

(ii)          The approval and authorization of this Agreement and the Transactions as a Business Combination and the adoption and approval of a proposal for the adjournment of the SPAC Shareholders’ Meeting in each case shall require approval by an ordinary resolution passed by the affirmative vote of SPAC Shareholders holding at least a majority of the outstanding SPAC Shares which, being so entitled, are voted thereon in person or by proxy at a general meeting of SPAC, pursuant to the terms and subject to the conditions of the SPAC Charter and applicable Law.

(c)          The SPAC Shareholders’ Approval are the only votes of any SPAC Shares necessary in connection with execution of this Agreement and the other Transaction Documents to which SPAC is a party by SPAC and the consummation of the transactions contemplated hereby and thereby.

(d)          On or prior to the date of this Agreement, the SPAC Board has duly adopted resolutions (i) determining that this Agreement and the other Transaction Documents to which SPAC is a party contemplated hereby and the transactions contemplated hereby and thereby (including the Transactions) are advisable and fair to, and in the best interests of, SPAC and constitute a Business Combination, (ii) authorizing and approving the execution, delivery and performance by SPAC of this Agreement and the other Transaction Documents to which SPAC is a party contemplated hereby and the transactions contemplated hereby and thereby (including the Transactions) (iii) making the SPAC Board Recommendation, and (iv) directing that this Agreement, the Transaction Documents and the Transactions be submitted to the SPAC Shareholders for adoption at an extraordinary general meeting called for such purpose pursuant to the terms and conditions of this Agreement.

Section 4.5.          Consents; No Conflicts. Assuming the representations and warranties in Article III are true and correct, except (a) for the SPAC Shareholders’ Approval, (b) for the registration or filing with the Registrar of Companies of the Cayman Islands, the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions and the publication of notification of the Mergers in the Cayman Islands Government Gazette pursuant to the Cayman Act and (c) for such other filings, notifications, notices, submissions, applications, or consents the failure of which to be obtained or made would not individually or in the aggregate, have, or reasonably be expected to have, a material adverse effect on the ability of SPAC to enter into and perform its obligations under this Agreement, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of SPAC, have been duly obtained or completed (as applicable) and are in full force and effect. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party by SPAC does not, and the consummation by SPAC of the transactions contemplated hereby and thereby will not (assuming the representations and warranties in Article III are true and correct, except for the matters referred to in clauses (a) through (c) of the immediately preceding sentence) (i) result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of SPAC) or cancellation under, (A) any Governmental Order, (B) the SPAC Charter, (C) any applicable Law, (D) any Contract to which SPAC is a party or by which its assets are bound, or (ii) result in the creation of any Encumbrance upon any of the properties or assets of SPAC other than any restrictions under federal or state securities laws, this Agreement or the SPAC Charter, except in the case of sub-clauses (A), (C), and (D) of clause (i) or clause (ii), as would not have a SPAC Material Adverse Effect.

Section 4.6.          Tax Matters.

(a)          All material Tax Returns required to be filed by or with respect to SPAC have been timely filed (taking into account any extensions) and such Tax Returns are true, correct and complete in all material respects. All material Taxes due and payable by SPAC have been or will be timely paid, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with U.S. GAAP.

(b)          No material deficiencies for any Taxes that are currently outstanding with respect to any Tax Returns of SPAC have been asserted in writing by, and to the Knowledge of SPAC, no written notice of any action, audit, assessment or other proceeding, in each case that is currently pending, with respect to such Tax Returns or any Taxes of SPAC has been received from, any Tax authority, and no dispute or assessment relating to such Tax Returns or such Taxes with any such Tax authority is currently outstanding.

(c)          No material claim that is currently outstanding has been made in writing by any Governmental Authority in a jurisdiction where SPAC does not file Tax Returns that SPAC is or may be subject to taxation by that jurisdiction.

(d)          Except as contemplated by this Agreement, the Transaction Documents, or the Transactions, SPAC has not taken any action (nor permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

(e)          SPAC is not treated (i) as an “expatriated entity” as defined in Section 7874(a)(2)(A) of the Code, (ii) as a “surrogate foreign corporation” as defined in Section 7874(a)(2)(B) of the Code or (iii) otherwise as a domestic corporation as a result of the application of Section 7874(b) of the Code.

(f)          There are no liens for material Taxes (other than such liens that are Permitted Encumbrances) upon the assets of SPAC.

(g)          SPAC has complied in all material respects with all applicable transfer pricing requirement imposed by any Governmental Authority.

(h)          SPAC is in compliance with all terms and conditions of any material Tax incentives, exemption, holiday or other material Tax reduction agreement or order of a Governmental Authority applicable to SPAC, and the consummation of the Transactions will not have any material adverse effect on the continued validity and effectiveness of any such material Tax incentives, exemption, holiday or other material Tax reduction agreement or order.

Section 4.7.          Financial Statements.

(a)          The financial statements of SPAC contained in SPAC SEC Filings (the “SPAC Financial Statements”) (i) have been prepared in accordance with the books and records of SPAC, (ii) fairly present in all material respects the financial condition of SPAC on a consolidated basis as of the dates indicated therein, and the results of operations and cash flows of SPAC on a consolidated basis for the periods indicated therein, (iii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to SPAC, in effect as of the respective dates thereof (including, to the extent applicable to SPAC, Regulation S-X).

(b)          SPAC has in place disclosure controls and procedures that are (i) designed to reasonably ensure that material information relating to SPAC is made known to the management of SPAC by others within SPAC; and (ii) effective in all material respects to perform the functions for which they were established. SPAC maintains a system of internal accounting controls sufficient to provide reasonable assurance that (w) transactions are executed in accordance with management’s general or specific authorizations, (x) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (y) access to assets is permitted only in accordance with management’s general or specific authorization and (z) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c)          SPAC has no Liability, and there is no existing condition, situation or set of circumstances which is reasonably expected to result in any Liability, other than (i) Liabilities incurred after the SPAC Accounts Date in the Ordinary Course or other Liabilities that individually and in the aggregate are immaterial, (ii) Liabilities reflected, or reserved against, in the SPAC Financial Statements or (iii) as set forth in Section 4.7(c) of the SPAC Disclosure Letter.

(d)          Since December 31, 2021, SPAC has not been made aware in writing of (i) any fraud that involves SPAC’s management who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (ii) to the Knowledge of SPAC, any allegation, assertion or claim regarding any of the foregoing.

Section 4.8.          Absence of Changes. Since the SPAC Accounts Date, (i) to the date of this Agreement, SPAC has operated its business in the Ordinary Course, and (ii) there has not been any SPAC Material Adverse Effect.

Section 4.9.          Actions. (a) There is no Action pending or, to the Knowledge of SPAC, threatened in writing against or affecting or affecting SPAC or any of its directors or officers (solely in their capacity as such); and (b) there is no judgment or award unsatisfied against SPAC, nor is there any Governmental Order in effect and binding on SPAC or its directors or officers (solely in their capacity as such) or assets or properties. No order has been made, petition presented and received by SPAC, resolution passed or meeting convened for the purpose of considering a resolution for the dissolution and liquidation of SPAC or the establishment of a liquidation group, no administrator has been appointed for SPAC nor to the Knowledge of SPAC steps taken to appoint an administrator, and to the Knowledge of SPAC there are no Actions under any applicable insolvency, bankruptcy or reorganization Laws concerning SPAC.

Section 4.10.        Brokers. Except as set forth in Section 4.10 of the SPAC Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of SPAC or any of its Affiliates.

Section 4.11.        Proxy/Registration Statement. The information supplied or to be supplied by SPAC, its Affiliates or their respective Representatives in writing specifically for inclusion in the Proxy/Registration Statement shall not, at (a) the time the Proxy/Registration Statement is declared effective, (b) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders, and (c) the time of the SPAC Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, SPAC makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Company, its Subsidiaries or their respective Representatives.

Section 4.12.        SEC Filings. SPAC has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed or furnished by it with the SEC, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing or furnishing through the date of this Agreement, the “SPAC SEC Filings”). Each of the SPAC SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act applicable to such SPAC SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the SPAC SEC Filings did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any SPAC SEC Filing. To the Knowledge of SPAC, none of the SPAC SEC Filings filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement. All documents that SPAC is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

Section 4.13.        Trust Account. As of the date of this Agreement, SPAC has at least $300,162,921 in the Trust Account (including an aggregate of approximately $10,500,000 of deferred underwriting commissions being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of February 4, 2021, between SPAC and Continental Stock Transfer & Trust Company, as trustee (in such capacity, the “Trustee,” and such Investment Management Trust Agreement, the “Trust Agreement”). There are no separate Contracts or side letters that would cause the description of the Trust Agreement in the SPAC SEC Filings to be inaccurate in any material respect or that would entitle any Person (other than SPAC Shareholders holding SPAC Ordinary Shares (prior to the First Effective Time) sold in SPAC’s IPO who shall have elected to redeem their SPAC Ordinary Shares (prior to the First Effective Time) pursuant to the SPAC Charter and the underwriters of SPAC’s IPO with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payment to SPAC Shareholders who have validly exercised their SPAC Shareholder Redemption Right. There are no Actions pending or, to the Knowledge of SPAC, threatened with respect to the Trust Account. SPAC has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Closing, the obligations of SPAC to dissolve or liquidate pursuant to the SPAC Charter shall terminate, and as of the Closing, SPAC shall have no obligation whatsoever pursuant to the SPAC Charter to dissolve and liquidate the assets of SPAC by reason of the consummation of the Transactions. To the Knowledge of SPAC, as of the date of this Agreement, following the Closing, no SPAC Shareholder is entitled to receive any amount from the Trust Account except to the extent such SPAC Shareholder has exercised his, her or its SPAC Shareholder Redemption Right. As of the date of this Agreement, assuming the accuracy of the representations and warranties contained in Article III and the compliance by the Company with its obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Closing Date.

Section 4.14.        Investment Company Act; JOBS Act. SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. SPAC constitutes an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012.

Section 4.15.        Business Activities.

(a)          Since its incorporation, SPAC has not conducted any business activities other than activities related to SPAC’s IPO or directed toward the accomplishment of a Business Combination. Except as set forth in the SPAC Charter or as otherwise contemplated or by which SPAC is bound by the Transaction Documents and the Transactions, there is no Contract to which SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing in any material respect any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing.

(b)          Except for the Transactions, SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, SPAC has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination.

(c)          Except (i) as set forth in Section 4.15(c) of the SPAC Disclosure Letter, (ii) for this Agreement and the other Transaction Documents to which it is party and the transactions contemplated hereby and thereby (including with respect to SPAC Transaction Expenses) and (ii) for contracts with the underwriters of SPAC’s IPO, SPAC is not party to any Contract with any other Person that would require payments by SPAC after the date hereof in excess of $100,000 in the aggregate.

Section 4.16.        Nasdaq Quotation. SPAC Class A Ordinary Shares, SPAC Warrants and SPAC Units are each registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Stock Markets (“Nasdaq”) under the symbol “COVA,” “COVAW” and “COVAU,” respectively. SPAC is in compliance with the rules of Nasdaq and the rules and regulations of the SEC related to such listing and there is no Action pending or, to the Knowledge of SPAC, threatened against SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister SPAC Class A Ordinary Shares, SPAC Warrants or SPAC Units or terminate the listing thereof on Nasdaq. SPAC has not taken any action in an attempt to terminate the registration of SPAC Class A Ordinary Shares, SPAC Warrants or SPAC Units under the Exchange Act except as contemplated by this Agreement.

Section 4.17.        SPAC Related Parties. Except as set forth in Section 4.17 of the SPAC Disclosure Letter, SPAC has not engaged in any transactions with related parties that would be required to be disclosed in the Proxy/Registration Statement.

Section 4.18.        No Additional Representations or Warranties. SPAC acknowledges and agrees that neither the Company nor any of its Affiliates, agents or Representatives is making any representation or warranty whatsoever to the Company beyond those set forth in Article III.

Article V

COVENANTS OF THE COMPANY

Section 5.1.          Conduct of Business. Except (i) as contemplated or permitted by the Transaction Documents, (ii) as required by applicable Law (including for this purpose any COVID-19 Measures) or relevant PRC Governmental Authorities, (iii) as set forth on Section 5.1 of the Company Disclosure Letter or (iv) as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), from the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article IX (the “Interim Period”), the Company (1) shall use commercially reasonable efforts to operate the business of the Company and its Subsidiaries in the Ordinary Course, (2) shall use commercially reasonable efforts to preserve the Group’s business and operational relationships in all material respects with the suppliers, customers and others having business relationships with the Group that are material to the Group taken as a whole, in each case where commercially reasonable to do so, and (3) shall not, and shall cause its Subsidiaries not to, except as otherwise expressly required or permitted by this Agreement or the other Transaction Documents or required by Law, to:

(a)          (i) amend its memorandum and articles of association or other Organizational Documents (whether by merger, consolidation, amalgamation or otherwise), except in the case of any of the Company’s Subsidiaries only, for any such amendment which is not material to the business of the Company and its Subsidiaries, taken as a whole; or (ii) liquidate, dissolve, reorganize or otherwise wind up its business and operations, or propose or adopt a plan of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization, reclassification or similar change in capitalization or other reorganization (other than liquidation or dissolution of any dormant Subsidiary);

(b)          incur, assume, guarantee or repurchase or otherwise become liable for any Indebtedness, or issue or sell any debt securities or options, warrants or other rights to acquire debt securities, in any such case in a principal amount exceeding $1,000,000, except for (i) borrowings or drawdowns under facility agreements disclosed in Section 5.1(b) of the Company Disclosure Letter and (ii) Indebtedness incurred in connection with the Permitted Financing;

(c)          transfer, issue, sell, grant, pledge or otherwise dispose of (i) any of the Equity Securities of the Company or its Subsidiaries to a third party, or (ii) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitment obligations of the Company or any of its Subsidiaries to purchase or obtain any Equity Securities of the Company or any of its Subsidiaries to a third party, other than (A) the grant of awards under the ESOP in the Ordinary Course, (B) the issuance of Company Shares upon the exercise of Company Options under the ESOP, (C) the issuance of Company Shares pursuant to obligations incurred by the Company prior to the date hereof as set forth in Section 5.1 of the Company Disclosure Letter, (D) the issuance of Equity Securities by a Subsidiary of the Company (x) to the Company or a wholly owned Subsidiary of the Company or (y) on a pro rata basis to all shareholders of such Subsidiary, or (E) the issuance of any Equity Securities of a Subsidiary of the Company pursuant to a transaction permitted under Section 5.1(d);

(d)          sell, lease, sublease, exclusively license, transfer, abandon, allow to lapse or dispose of any material property or assets (other than Owned IP), in any single transaction or series of related transactions, except for (i) transactions pursuant to Contracts entered into in the Ordinary Course, or (ii) dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company or its Subsidiaries in the Ordinary Course;

(e)          sell, assign, transfer, lease, license or sublicense, abandon, permit to lapse or otherwise dispose of or impose any Encumbrance (other than Permitted Encumbrances) upon any material Owned IP, in each case, except for non-exclusive licenses under material Owned IP granted in the Ordinary Course;

(f)             disclose any (i) trade secrets or material confidential information or (ii) Personal Data to any Person (other than in the Ordinary Course in circumstances in which it has imposed reasonable and customary confidentiality restrictions);

(g)            make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, merger or consolidation, or contributions to capital, or loans or advances, in any such case with a value or purchase price in excess of $25,000,000 individually and $50,000,000 in the aggregate;

(h)            settle any Action by any Governmental Authority or any other third-party material to the business of the Company and its Subsidiaries taken as a whole;

(i)             (i) subdivide, split, consolidate, combine, reclassify or amend any terms of its Equity Securities, except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary of the Company after consummation of such transaction, (ii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities, except for the redemption of Equity Securities issued under the ESOP, (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital other than dividends or distributions by any Subsidiary of the Company on a pro rata basis to its shareholders, or (iv) amend any term or alter any rights of any of its outstanding Equity Securities;

(j)             authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, except in the Ordinary Course or other than any capital expenditures or obligations or liabilities in an amount not to exceed $5,000,000 in the aggregate;

(k)            except in the Ordinary Course, (i) enter into any Material Contract, or (ii) amend any such Material Contract or extend, transfer, terminate or waive any right or entitlement of material value under any Material Contract, in each case in a manner that is adverse to the Company and its Subsidiaries, taken as a whole, other than in any immaterial respect; provided, however, that to the extent that another subsection of this Section 5.1 would specifically permit the entry into of a Material Contract in a higher dollar threshold than in the definition of “Material Contract,” then this Section 5.1(k) shall not prevent the entry into of such Material Contract in a higher dollar threshold;

(l)             voluntarily terminate (other than expiration in accordance with its terms), suspend, abrogate, amend or modify any Material Permit except in the Ordinary Course or as would not be material to the business of the Company and its Subsidiaries, taken as a whole;

(m)           make any material change in its accounting principles or methods unless required by GAAP or applicable Laws;

(n)            amend or modify any Subsequent Equity Subscription Agreement, Permitted Financing Agreement or Strategic Investment Agreement in a manner adverse or reasonably likely to be adverse to SPAC;

(o)            except as contemplated by this Agreement, the Transaction Documents, or the Transactions, knowingly take any action where such action could reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(p)            (w) increase the compensation or benefits payable or provided, or to become payable or provided to, any directors, officers or individual service providers of the Company or any Subsidiary whose total annual compensation opportunity exceeds $200,000, except for bonuses, base salary increases or in connection with any promotions in the Ordinary Course not exceeding $100,000 on an individual basis, (x) except in the Ordinary Course, grant or announce any cash or equity or equity-based incentive awards, bonuses, transaction, retention, severance or other additional compensation or benefits to any directors, officers or individual consultants or individual contractors of the Company or any Subsidiary, (y) accelerate the time of payment, vesting or funding of any compensation or increase in the benefits or compensation provided under any Benefit Plan or otherwise due to any current or former directors, officers or individual service providers of the Company or any Subsidiary, or (z) hire, engage, terminate (other than for “cause”), furlough or temporary layoff any employee of the Company or any Subsidiary whose total annual compensation exceeds $200,000;

(q)            except in the Ordinary Course, as required by any Benefit Plan as in effect on the date of this Agreement or as otherwise required by Law, amend, modify, or terminate any Benefit Plan or adopt or establish a new Benefit Plan (or any plan, program, agreement or other arrangement that would be a Benefit Plan if in effect as of the date of this Agreement);

(r)             waive or release any noncompetition or non-solicitation obligation of any current or former directors, officers or individual service providers (whose total annual compensation exceeds $200,000) of the Company or any Subsidiary; or

(s)            enter into any agreement or otherwise make a commitment to do any of the foregoing (except to the extent that such an agreement or commitment would be permitted by a subsection of the foregoing subsections (a) through (r)).

For the avoidance of doubt, if any action taken or refrained from being taken by the Company or a Subsidiary is covered by a subsection of this Section 5.1 and not prohibited thereunder, the taking or not taking of such action shall be deemed not to be in violation of any other part of this Section 5.1.

Section 5.2.            Access to Information. Upon reasonable prior notice and subject to applicable Law and appropriate COVID-19 Measures, during the Interim Period, the Company shall, and shall cause each of its wholly owned Subsidiaries’, and of its and its wholly owned Subsidiaries’ officers, directors and employees to, and shall use its commercially reasonable efforts to cause its Representatives to, afford SPAC and its Representatives, following reasonable notice from SPAC in accordance with this Section 5.2, in such manner as to not interfere with the normal operation of the Company and its wholly owned Subsidiaries, reasonable access during normal business hours to the officers, employees, agents, properties, offices and other facilities, books and records of each of it and its wholly owned Subsidiaries, as shall be reasonably requested solely for purposes of and that are necessary for consummating the Transactions; provided, however, that in each case, the Company and its Subsidiaries shall not be required to disclose any document or information, or permit any inspection, that would, in the reasonable judgment of the Company, (a) result in the disclosure of any trade secrets or violate the terms of any confidentiality provisions in any agreement with a third party, (b) result in a violation of applicable Law, including any fiduciary duty, (c) waive the protection of any attorney-client work product or other applicable privilege or (d) result in the disclosure of any sensitive or personal information that would expose the Company to the risk of Liabilities. All information and materials provided pursuant to this Agreement will be subject to the provisions of the NDA.

Section 5.3.           Company Listing. The Company will use its commercially reasonable efforts to cause: (i) the Company’s initial listing application with Nasdaq in connection with the Transactions to be approved, (ii) immediately following the Closing, the Company to satisfy any applicable initial and continuing listing requirements of Nasdaq, and (iii) the Company Class A Ordinary Shares and the Company Warrants to be issued in connection with the Transactions to be approved for listing on Nasdaq, subject to official notice of issuance.

Section 5.4.           Company Equity Incentive Plan. Prior to the Closing Date, the Company shall approve and adopt an equity incentive plan containing such material terms and conditions set forth on Exhibit G (the “Company 2022 Equity Incentive Plan”), which form of equity incentive plan shall be subject to SPAC’s prior written approval, which shall not be unreasonably withheld, delayed or denied. As promptly as reasonably practicable following the expiration of the sixty (60) day period following the date the Company has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, the Company shall file a registration statement on Form S-8 (or other applicable form) with respect to the Company Ordinary Shares issuable under the ESOP and Company 2022 Equity Incentive Plan, and the Company shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the ESOP and Company 2022 Equity Incentive Plan remain outstanding.

Section 5.5.           Acquisition Proposals and Alternative Transactions. During the Interim Period, the Company shall not, and it shall cause its Controlled Affiliates and its and their respective Representatives not to, directly or indirectly: (a) solicit, initiate, submit, facilitate (including by means of furnishing or disclosing information), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with any third-party (including any Competing SPAC) with respect to a Company Acquisition Proposal; (b) furnish or disclose any non-public information to any third-party (including to any Competing SPAC) in connection with or that would reasonably be expected to lead to a Company Acquisition Proposal; (c) enter into any agreement, arrangement or understanding with any third party (including a Competing SPAC) regarding a Company Acquisition Proposal; (d) prepare or take any steps in connection with any public offering of any Equity Securities of the Company, any of its Subsidiaries, or a newly-formed holding company of the Company or such Subsidiaries or (e) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

Section 5.6.           D&O Indemnification and Insurance.

(a)            From and after the Closing, the Company and Surviving Entity 2 shall jointly and severally indemnify and hold harmless each present and former director and officer, as the case may be, of SPAC (in each case, solely to the extent acting in his or her capacity as such and to the extent such activities are related to the business of SPAC) (each, a “SPAC D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that SPAC would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, memorandum and articles of association, limited liability company agreement, limited liability partnership agreement, limited liability limited partnership agreement or other Organizational Documents in effect on the date of this Agreement to indemnify such SPAC D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, the Company and Surviving Entity 2 shall, (i) for a period of not less than six years from the Closing, maintain in effect provisions in their Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of SPAC’s former and current officers, directors, employees, and agents that are no less favorable to those Persons than such provisions in SPAC’s Organizational Documents as in effect as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b)            For a period of six years from the Closing, the Company shall, at its cost and expense, maintain in effect directors’ and officers’ liability insurance (a “SPAC D&O Insurance”) covering those Persons who are currently covered by SPAC’s directors’ and officers’ liability insurance policies (including, in any event, the SPAC D&O Indemnified Parties) with respect to acts or omissions occurring at or prior to the Closing, on terms not less favorable than the terms of such current insurance coverage; provided that the aggregate cost of the SPAC D&O Insurance shall not be in excess of 300% of the aggregate annual premium payable by SPAC for such insurance policy for the year ended December 31, 2021; provided, however, that (i) SPAC may, at the Company’s cost and expense, cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy with respect to acts or omissions occurring at or prior to the Closing (a “SPAC D&O Tail”) and if and to the extent such policies have been obtained prior to the Closing with respect to any such Persons, SPAC shall maintain such policies in effect and continue to honor the obligations thereunder, and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 5.6 shall be continued in respect of such claim until the final disposition thereof.

(c)            Notwithstanding anything contained in this Agreement to the contrary, this Section 5.6 shall survive the Closing and shall be binding, jointly and severally, on the Company and Surviving Entity 2 and all of their respective successors and assigns. In the event that the Company and Surviving Entity 2 or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Company and Surviving Entity 2 shall ensure that proper provision shall be made so that the successors and assigns of the Company and Surviving Entity 2, as the case may be, shall succeed to the obligations set forth in this Section 5.6.

(d)            The provisions of Section 5.6(a) through (c) (i) are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or who has been at any time prior to the date of this Agreement or who becomes prior to the Closing, a SPAC D&O Indemnified Party, his or her heirs and his or her personal representatives, (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have, whether pursuant to Law, Contract, Organizational Documents, or otherwise and (iii) shall not be terminated or modified in such a manner as to adversely affect any SPAC D&O Indemnified Party without the consent of such SPAC D&O Indemnified Party.

Section 5.7.            Post-Closing Board of Directors of the Company. Subject to the terms of the A&R Company Charter, the Company shall take all such action within its power as may be necessary or appropriate such that immediately following the Closing, the board of directors of the Company (i) shall consist of seven (7) directors, which shall include (A) five (5) directors determined by the Company and (B) two (2) directors designated by SPAC pursuant to a written notice to be delivered to the Company sufficiently in advance of the date on which the Proxy/Registration Statement is declared effective under the Securities Act, subject to such Person being reasonably acceptable to the Company and passing customary background checks (all such directors of the Company following the Closing, the “Company Directors”) and (ii) shall have reconstituted its applicable committees to consist of the directors designated by the Company prior to the Closing Date; provided, however, that any such directors designated by the Company in accordance with clause (ii) of this sentence as members of the audit committee shall qualify as “independent” under Nasdaq listing rules. The Parties currently expect that the initial Company Directors will be the individuals set forth on Section 5.7 of the Company Disclosure Letter.

Section 5.8.            Notice of Developments. During the Interim Period, the Company shall promptly (and in any event prior to the Closing) notify SPAC in writing, and SPAC shall promptly (and in any event prior to the Closing) notify the Company in writing, upon any of the Group Companies or SPAC, as applicable, becoming aware (awareness being determined with reference to the Knowledge of the Company or the Knowledge of SPAC, as the case may be) (i) of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or is reasonably likely to cause any condition to the obligations of any party to effect the Transactions not to be satisfied or (ii) of any notice or other communication from any Governmental Authority which is reasonably likely to have a material adverse effect on the ability of the parties hereto to consummate the Transactions or to materially delay the timing thereof. The delivery of any notice pursuant to this Section 5.8 shall not cure any breach of any representation or warranty requiring disclosure of such matter or any breach of any covenant, condition or agreement contained in this Agreement or any other Transaction Document or otherwise limit or affect the rights of, or the remedies available to, SPAC or the Company, as applicable. Notwithstanding anything to the contrary contained herein, any failure to give such notice pursuant to this Section 5.8 shall not give rise to any liability of the Company or SPAC or be taken into account in determining whether the conditions in Article VIII have been satisfied or give rise to any right of termination set forth in Article IX.

Section 5.9.            Financials. As promptly as reasonably practicable after the date of this Agreement, the Company shall deliver to SPAC (i) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2021, and the related audited consolidated statements of income and profit and loss, and cash flows, for the fiscal year then ended together with the auditor’s reports thereon and any other audited and unaudited consolidated balance sheets and (ii) any other audited and unaudited consolidated balance sheets of the Company and its Subsidiaries and the related audited or unaudited consolidated statements of income and profit and loss, and cash flows that are required to be included in the Proxy/Registration Statement (in each case to the extent not already delivered by the Company to SPAC prior to the date hereof). The Company and SPAC shall each use its reasonable efforts (a) to assist the other, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the Company or any of its Subsidiaries or SPAC, in preparing in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Proxy/Registration Statement and any other filings to be made by SPAC or the Company with the SEC in connection with the Transactions and (b) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC in connection therewith.

Section 5.10.          No Trading. The Company acknowledges and agrees that it is aware, and that its Controlled Affiliates have been made aware of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that it shall not acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer, or engage in any other transactions involving the securities of SPAC in violation of such Laws, or encourage any Person to do any of the foregoing.

Section 5.11.          Shareholder Lock-Up. The Company shall use commercially reasonable efforts to deliver or cause to be delivered to SPAC lock-up agreements, in form and substance reasonably acceptable to SPAC, executed by the Company and each Company Shareholder that is not a Consent Party.

Section 5.12.          VIE Restructuring. Prior to the Closing Date, the VIE Restructuring will be completed (i) in accordance with the VIE Restructuring Plan, (ii) in compliance with all applicable Laws in all material respects, and (iii) in a manner that does not materially alter or impair the conduct of the business of the Group Companies as currently proposed to be conducted. For the avoidance of doubt, prior to the Closing and as part of the VIE Restructuring Plan, the Company or a Subsidiary of the Company will enter into an agreement, in form and substance reasonably acceptable to SPAC, for the provision of surveying and mapping services from Hubei ECARX Technology Co., Ltd., which agreement will include commercially reasonable non-compete covenants binding on Hubei ECARX Technology Co., Ltd.; provided, however, such non-compete covenants shall not apply to any Contract entered into by Hubei ECARX Technology Co., Ltd. prior to the date of this Agreement that has been made available to SPAC.

Article VI

COVENANTS OF SPAC

Section 6.1.           Conduct of Business. Except (i) as contemplated or permitted by the Transaction Documents, (ii) as required by applicable Law (including for this purpose any COVID-19 Measures), (iii) as set forth on Section 6.1 of the SPAC Disclosure Letter or (iv) as consented to by the Company in writing (which consent with respect to the matters set forth in 6.1(e), (f), (g) and (i) shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, SPAC (1) shall operate its business in the Ordinary Course and (2) shall not:

(a)            (i)  seek any approval from SPAC Shareholders to change, modify or amend the Trust Agreement or the SPAC Charter, except as contemplated by the Transaction Proposals or (ii) change, modify or amend the Trust Agreement or its Organizational Documents, except as expressly contemplated by the Transaction Proposals;

(b)            (i) subdivide, consolidate, reclassify or amend any terms of its Equity Securities, (ii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities, other than a redemption of SPAC Class A Ordinary Shares in connection with the exercise of any SPAC Shareholder Redemption Right by any SPAC Shareholder or upon conversion of SPAC Class B Ordinary Shares in accordance with the SPAC Charter, or (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital;

(c)            merge, consolidate or amalgamate with or into, or acquire (by purchasing a substantial portion of the assets of or any equity in, or by any other manner) or make any advance or loan to or investment in any other Person or be acquired by any other Person;

(d)            except as contemplated by this Agreement, the Transaction Documents, or the Transactions, knowingly take any action could reasonably be expected prevent, impair or impede the Intended Tax Treatment;

(e)            (i) enter into, renew or amend in any material respect, any transaction or material Contract, except for material Contracts entered into in the Ordinary Course or (ii) extend, transfer, terminate or waive any right or entitlement of material value under any material Contract, in a manner that is adverse to SPAC;

(f)             incur, assume, guarantee or repurchase or otherwise become liable for any Indebtedness, or issue or sell any debt securities or options, warrants or other rights to acquire debt securities, in any such case in a principal amount, as applicable, exceeding $500,000 in the aggregate, other than (i) Indebtedness or other Liabilities expressly set out in the SPAC Disclosure Letter or (ii) Liabilities that qualify as SPAC Transaction Expenses;

(g)            make any change in its accounting principles or methods unless required by GAAP or applicable Laws;

(h)            (i) issue any Equity Securities, other than the issuance of SPAC Class A Ordinary Shares upon conversion of SPAC Class B Ordinary Shares in accordance with the SPAC Charter or (ii) grant any options, warrants or other equity-based awards;

(i)             settle or agree to settle any Action before any Governmental Authority or any other third party or that imposes injunctive or other non-monetary relief on SPAC;

(j)             form any Subsidiary;

(k)            liquidate, dissolve, reorganize or otherwise wind-up the business and operations of SPAC or propose or adopt a plan of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization, reclassification or similar change in capitalization or other reorganization of SPAC; or

(l)             enter into any agreement or otherwise make any commitment to do any action prohibited under this Section 6.1.

Section 6.2.            Access to Information. Upon reasonable prior notice and subject to applicable Law and appropriate COVID-19 Measures, during the Interim Period, SPAC shall, and shall cause each of its officers, directors and employees to, and shall use its commercially reasonable efforts to cause its Representatives to, afford the Company and its Representatives, following reasonable notice from SPAC in accordance with this Section 6.2, in such manner as to not interfere with the normal operation of SPAC, reasonable access during normal business hours to the officers, employees, agents, properties, offices and other facilities, books and records of it, as shall be reasonably requested solely for purposes of and that are necessary for consummating the Transactions; provided, however, that in each case, SPAC shall not be required to disclose any document or information, or permit any inspection, that would, in the reasonable judgment of SPAC, (a) result in the disclosure of any trade secrets or violate the terms of any confidentiality provisions in any agreement with a third party, (b) result in a violation of applicable Law, including any fiduciary duty, (c) waive the protection of any attorney-client work product or other applicable privilege or (d) result in the disclosure of any sensitive or personal information that would expose SPAC to the risk of Liabilities. All information and materials provided pursuant to this Agreement will be subject to the provisions of the NDA.

Section 6.3.           Acquisition Proposals and Alternative Transactions. During the Interim Period, SPAC will not, and it will cause its Affiliates and its and their respective Representatives not to, directly or indirectly: (a) solicit, initiate, submit, facilitate (including by means of furnishing or disclosing information), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a SPAC Acquisition Proposal; (b) furnish or disclose any non-public information to any person or entity in connection with or that could reasonably be expected to lead to a SPAC Acquisition Proposal; (c) enter into any agreement, arrangement or understanding regarding a SPAC Acquisition Proposal; or (d) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

Section 6.4.           Nasdaq Listing. From the date of this Agreement through the Closing, SPAC shall use reasonable best efforts to ensure SPAC remains listed as a public company on Nasdaq.

Section 6.5.           SPAC Public Filings. From the date of this Agreement through the Closing, SPAC will accurately and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 6.6.           Section 16 Matters. Prior to the Closing Date, SPAC shall take all such steps (to the extent permitted under applicable Law) as are reasonably necessary to cause any acquisition or disposition of SPAC Class A Ordinary Shares or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions by each Person who is or will be or may become subject to Section 16 of the Exchange Act with respect to the Company, including by virtue of being deemed a director by deputization, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Article VII

JOINT COVENANTS

Section 7.1.           Regulatory Approvals; Other Filings.

(a)            Each of the Parties shall use their commercially reasonable efforts to cooperate in good faith with any Governmental Authority and to undertake promptly any and all action required to obtain any necessary or advisable regulatory approvals, consents, Actions, nonactions or waivers in connection with the Transactions (the “Regulatory Approvals”) as soon as practicable and any and all action necessary to consummate the Transactions as contemplated hereby. Each of the Parties shall use commercially reasonable efforts to cause the expiration or termination of the waiting, notice or review periods under any applicable Regulatory Approval with respect to the Transactions as promptly as possible after the execution of this Agreement.

(b)            With respect to each of the Regulatory Approvals and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Parties shall (i) diligently and expeditiously defend and use commercially reasonable efforts to obtain any necessary clearance, approval, consent or Regulatory Approval under any applicable Laws prescribed or enforceable by any Governmental Authority for the Transactions and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to SPAC, and SPAC shall promptly furnish to the Company, copies of any material, substantive notices or written communications received by such party or any of its Affiliates from any Governmental Authority with respect to the Transactions, and each such party shall permit counsel to the other parties an opportunity to review in advance, and each such party shall consider in good faith the views of such counsel in connection with, any proposed material, substantive written communications by such party or its Affiliates to any Governmental Authority concerning the Transactions; provided, however, no Party may enter into any agreement with any Governmental Authority relating to any Regulatory Approval contemplated in this Agreement without the prior written consent of the other Parties. To the extent not prohibited by Law, the Company agrees to provide SPAC and its counsel, and SPAC agrees to provide to the Company and its counsel, the opportunity, to the extent practical, on reasonable advance notice, to participate in any material substantive meetings or discussions, either in person or by telephone, between such party or any of its Affiliates or Representatives, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Each of the Parties agrees to make all filings, to provide all information required of such party and to reasonably cooperate with each other, in each case, in connection with the Regulatory Approvals; provided, further, that such party shall not be required to provide information to the extent that (w) any applicable Law requires it or its Affiliates to restrict or prohibit access to such information, (x) in the reasonable judgment of such party, the information is subject to confidentiality obligations to a third party, (y) in the reasonable judgment of such party, the information is commercially sensitive and disclosure of such information would have a material impact on the business, results of operations or financial condition of such party, or (z) disclosure of any such information would reasonably be likely to result in the loss or waiver of the attorney-client work product or other applicable privilege. The Company and SPAC shall jointly devise and implement the strategy for obtaining any necessary clearance or approval, for responding to any request, inquiry, or investigation, for electing whether to defend, and, if so, defending any lawsuit challenging the Transactions, and for all meetings and communications with any Governmental Authority concerning the Transactions.

(c)            Subject to Section 10.6, the Company, on the one hand, and SPAC, on the other, shall each be responsible for and pay one-half of the filing fees payable to the Governmental Authorities and the Exchange Agent in connection with the Transactions.

Section 7.2.            Proxy/Registration Statement; SPAC Shareholders’ Meeting and Approvals; Company Shareholders’ Approval.

(a)            Proxy/Registration Statement.

(i)            As promptly as reasonably practicable after the execution of this Agreement, the Company and SPAC shall jointly prepare, and the Company shall file with the SEC, a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement, the “Proxy/Registration Statement”) relating to (x) the SPAC Shareholders’ Meeting to approve and adopt the Transaction Proposals and (y) the registration under the Securities Act of the Registrable Securities. Each of the Company and SPAC shall use their respective commercially reasonable efforts to (1) cause the Proxy/Registration Statement when filed with the SEC to comply in all material respects with all Laws applicable thereto and rules and regulations promulgated by the SEC, (2) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy/Registration Statement, (3) cause the Proxy/Registration Statement to be declared effective under the Securities Act as promptly as practicable and (4) keep the Proxy/Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Proxy/Registration Statement, the Company and SPAC shall take all or any action required under any applicable federal or state securities Laws in connection with the issuance of Company Ordinary Shares and Company Warrants pursuant to this Agreement. Each of the Company and SPAC also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Transactions, and the Company and SPAC shall furnish all information respectively, concerning SPAC and the Company and its Subsidiaries and any of their respective members or shareholders as may be reasonably requested in connection with any such action. As promptly as practicable after finalization and effectiveness of the Proxy/Registration Statement, SPAC shall, and shall use commercially reasonable efforts to within five (5) Business Days of such finalization and effectiveness, mail the Proxy/Registration Statement to the SPAC Shareholders. Each of the Company and SPAC shall furnish to the other parties all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested by any of them or any Governmental Authority in connection with the Proxy/Registration Statement, or any other statement, filing, notice or application made by or on behalf of the Company, SPAC, or their respective Affiliates to any Governmental Authority (including Nasdaq) in connection with the Transactions. Subject to Section 10.6, the Company, on the one hand, and SPAC, on the other, shall each be responsible for and pay one-half of the cost for the preparation, filing and mailing of the Proxy/Registration Statement and other related fees.

(ii)            Any filing of, or amendment or supplement to, the Proxy/Registration Statement will be mutually prepared and agreed upon by the Company and SPAC. The Company will advise SPAC, promptly after receiving notice thereof, of the time when the Proxy/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of Company Ordinary Shares and Company Warrants to be issued or issuable in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy/Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and responses thereto, and shall provide SPAC a reasonable opportunity to provide comments and amendments to any such filing. The Company and SPAC shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Proxy/Registration Statement and any amendment to the Proxy/Registration Statement filed in response thereto.

(iii)            If, at any time prior to the First Effective Time, any event or circumstance relating to SPAC or the Company, or their respective officers or directors, should be discovered by SPAC or the Company which is required to be set forth in an amendment or a supplement to the Proxy/Registration Statement so that any of such documents would not include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly inform the other Party(ies). Thereafter, the Company and SPAC shall promptly cooperate in the preparation and filing of an appropriate amendment or supplement to the Proxy/Registration Statement describing or correcting such information to be promptly filed with the SEC and, to the extent required by Law, disseminate such amendment or supplement to the SPAC Shareholders.

(b)            SPAC Shareholders’ Approval.

(i)            Prior to or as promptly as practicable after the Proxy/Registration Statement is declared effective under the Securities Act, SPAC shall establish a record date for, duly call, give notice of, convene and hold a meeting of the SPAC Shareholders (including any adjournment or postponement thereof, the “SPAC Shareholders’ Meeting”) in accordance with the SPAC Charter to be held as promptly as reasonably practicable and, unless otherwise agreed by SPAC and the Company in writing, in any event not more than forty-five (45) days following the date that the Proxy/Registration Statement is declared effective under the Securities Act for the purpose of voting on the Transaction Proposals and obtaining the SPAC Shareholders’ Approval (including the approval of any adjournment or postponement of such meeting for the purpose of soliciting additional proxies in favor of the adoption of the Transaction Proposals), providing SPAC Shareholders with the opportunity to elect to exercise their SPAC Shareholder Redemption Right and such other matters as may be mutually agreed by SPAC and the Company. SPAC will use its reasonable best efforts (A) to solicit from its shareholders proxies in favor of the adoption of the Transaction Proposals, including the SPAC Shareholders’ Approval, and will take all other action necessary or advisable to obtain such proxies and SPAC Shareholders’ Approval and (B) to obtain the vote or consent of its shareholders required by and in compliance with all applicable Law, Nasdaq rules and the SPAC Charter. SPAC (x) shall consult with the Company regarding the record date and the date of the SPAC Shareholders’ Meeting prior to determining such dates and (y) shall not adjourn or postpone the SPAC Shareholders’ Meeting without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that SPAC shall adjourn or postpone the SPAC Shareholders’ Meeting (1) to the extent necessary to ensure that any supplement or amendment to the Proxy/Registration Statement that SPAC or the Company reasonably determines is necessary to comply with applicable Laws, is provided to the SPAC Shareholders in advance of a vote on the adoption of the Transaction Proposals, (2) if, as of the time that the SPAC Shareholders’ Meeting is originally scheduled, there are insufficient SPAC Shares represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the SPAC Shareholders’ Meeting, (3) if, as of the time that the SPAC Shareholders’ Meeting is originally scheduled, adjournment or postponement of the SPAC Shareholders’ Meeting is necessary to enable SPAC to solicit additional proxies required to obtain SPAC Shareholders’ Approval, (4) in order to seek withdrawals from SPAC Shareholders who have exercised their SPAC Shareholder Redemption Right if a number of SPAC Shares have been elected to be redeemed such that SPAC reasonably expects that the condition set forth in Section 8.3(d) will not be satisfied at the Closing, or (5) to comply with applicable Law; provided, further, however, that without the prior written consent of the Company (which consent shall not be unreasonably conditioned, withheld or delayed), SPAC shall not adjourn or postpone on more than two (2) occasions and so long as the date of the SPAC Shareholders’ Meeting is not adjourned or postponed more than fifteen (15) consecutive days in connection with such adjournment or postponement.

(ii)            The Proxy/Registration Statement shall include a statement to the effect that SPAC Board has unanimously recommended that the SPAC Shareholders vote in favor of the Transaction Proposals at the SPAC Shareholders’ Meeting (such statement, the “SPAC Board Recommendation”) and neither the SPAC Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the SPAC Board Recommendation (a “SPAC Change in Recommendation”). Notwithstanding anything in this Section 7.2(b)(ii) to the contrary, if, at any time prior to obtaining the SPAC Shareholders’ Approval, the SPAC Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that in response to an Intervening Event, the failure to make a SPAC Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law, the SPAC Board may, prior to obtaining the SPAC Shareholders’ Approval, make a SPAC Change in Recommendation; provided, however, that SPAC will not be entitled to make, or agree or resolve to make, a SPAC Change in Recommendation unless (i) SPAC delivers to the Company a written notice (an “Intervening Event Notice”) advising the Company that the SPAC Board intends to make a SPAC Change in Recommendation, which notice shall specify the material facts underlying the SPAC Board’s determination that an Intervening Event has occurred, (ii) at or after 5:00 p.m., New York City time, on the fourth (4th) Business Day immediately following the date on which SPAC delivered the Intervening Event Notice (such period from the time the Intervening Event Notice is provided until 5:00 p.m. New York City time on the fourth (4th) Business Day immediately following the day on which SPAC delivered the Intervening Event Notice (it being understood that any material development with respect to an Intervening Event shall require a new notice but with an additional three (3) Business Day (instead of four (4) Business Day) period from the date of such notice), the “Intervening Event Notice Period”), the SPAC Board reaffirms in good faith (after consultation with its outside legal counsel and financial advisor and after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the expiration of the Intervening Event Notice Period, proposed) that the failure to make a SPAC Change in Recommendation would constitute a breach of its fiduciary duties under applicable Law, and (iii) during the Intervening Event Notice Period, if requested by the Company, SPAC and its Representatives shall have engaged in good faith negotiations with the Company and its Representatives regarding any revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable SPAC to proceed with the SPAC Board Recommendation and not make the SPAC Change in Recommendation. SPAC agrees that, unless this Agreement is terminated in accordance with its terms, its obligation to establish a record date for, duly call, give notice of, convene and hold the SPAC Shareholders’ Meeting for the purpose of voting on the Transaction Proposals in accordance with the terms of this Agreement shall not be affected by any SPAC Change in Recommendation, and SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the SPAC Shareholders’ Meeting and submit for the approval of the SPAC Shareholders’ Shareholders the matters contemplated by the Proxy Statement in accordance with the terms of this Agreement, regardless of whether or not there shall be any SPAC Change in Recommendation.

(c)            Company Shareholders’ Approval.

(i)            Prior to or as promptly as practicable after the Proxy/Registration Statement is declared effective under the Securities Act, the Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of the Company Shareholders (including any adjournment thereof, the “Company Shareholders’ Meeting”) in accordance with the Company Charter to be held as promptly as reasonably practicable following the date that the Proxy/Registration Statement is declared effective under the Securities Act for the purpose of obtaining the Required Shareholders’ Approval (including the approval of any adjournment of such meeting for the purpose of soliciting additional proxies in favor of the Required Shareholders’ Approval) and such other matter as may be mutually agreed by SPAC and the Company. The Company will use its reasonable best efforts to obtain the vote or consent of its shareholders required by and in compliance with all applicable Law, the Company Charter and the Investors Rights Agreement. The Company (y) shall set the date of the Company Shareholders’ Meeting not more than thirty (30) days after the Proxy/Registration Statement is declared effective and (z) shall not adjourn the Company Shareholders’ Meeting without the prior written consent of SPAC (which consent shall not be unreasonably conditioned, withheld or delayed); provided, however, that the Company may adjourn the Company Shareholders’ Meeting (1) if, as of the time that the Company Shareholders’ Meeting is originally scheduled, there are insufficient Company Shares represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting, (2) if, as of the time that the Company Shareholders’ Meeting is originally scheduled, adjournment of the Company Shareholders’ Meeting is necessary to enable the Company to solicit additional proxies required to obtain the Required Shareholders’ Approval, or (3) to comply with applicable Law; provided, however, that for both prior clauses (1) and (2) in the aggregate the Company may adjourn on only one occasion and so long as the date of the Company Shareholders’ Meeting is not adjourned or postponed more than fifteen (15) consecutive days.

(ii)            The Company shall send meeting materials to the Company Shareholders which shall seek the Required Shareholders’ Approval and shall include in all such meeting materials it sends to the Company Shareholders in connection with the Company Shareholders’ Meeting a statement to the effect that the Company Board has unanimously recommended that the Company Shareholders vote in favor of the Required Shareholders’ Approval (such statement, the “Company Board Recommendation”) and neither the Company Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the Company Board Recommendation.

Section 7.3.           Support of Transaction. Without limiting any covenant contained in Article V or Article VI (a) the Company shall, and shall cause its Subsidiaries to, and (b) SPAC shall, (i) use commercially reasonable efforts to obtain all material consents and approvals of third parties that the Company and any of its Subsidiaries or SPAC, as applicable, are required to obtain in order to consummate the Transactions, (ii) use commercially reasonable efforts to take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article VIII (including the use of commercially reasonable efforts to enforce their respective rights under the Subsequent Equity Subscription Agreements and the subscription or similar agreements entered into with respect to the Permitted Financing, where applicable) or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable; provided, however, that, notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, including this Article VII, shall require the Company, any of its Subsidiaries or SPAC or any of their respective Affiliates to (A) commence or threaten to commence, pursue or defend against any Action, whether judicial or administrative, (B) seek to have any stay or Governmental Order vacated or reversed, (C) propose, negotiate, commit to or effect by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of the Company or any of its Subsidiaries or SPAC, (D) take or commit to take actions that limit the freedom of action of the Company, any of its Subsidiaries or SPAC with respect to, or the ability to retain, control or operate, or to exert full rights of ownership in respect of, any of the businesses, product lines or assets of the Company, any of its Subsidiaries or SPAC or (E) grant any financial, legal or other accommodation to any other Person, including agreeing to change any of the terms of the Transactions.

Section 7.4.           Tax Matters. The Parties intend the treatment described in Section 7.4(a) of the SPAC Disclosure Letter (the “Intended Tax Treatment”) for U.S. federal income tax purposes and the Parties shall reasonably cooperate with each other and their respective tax counsel to document and support the Intended Tax Treatment and take all the actions described in Section 7.4(b) of the SPAC Disclosure Letter. Except as contemplated by this Agreement, the Transaction Documents, or the Transactions, each of the Parties shall not take any action (nor permit any action to be taken), which action would reasonably be expected to prevent, impair or impede the Intended Tax Treatment. Each of the Parties shall (and shall cause their respective Affiliates to) report the Mergers consistently with the Intended Tax Treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 7.5.           Shareholder Litigation. Each Party shall promptly advise the other Parties of any Action commenced (or to the Knowledge of the Company or the Knowledge of SPAC, as applicable, threatened) on or after the date of this Agreement against such party, any of its Subsidiaries or any of its directors or officers by any Company Shareholder or SPAC Shareholder relating to this Agreement, the Mergers or any of the other Transactions (any such Action, “Shareholder Litigation”), and such party shall keep the other party informed regarding any such Shareholder Litigation. Other than with respect to any Shareholder Litigation where the parties identified in this sentence are adverse to each other or in the context of any Shareholder Litigation related to or arising out of a Company Acquisition Proposal or a SPAC Acquisition Proposal, (a) the Company shall give SPAC a reasonable opportunity to participate in the defense or settlement of any such Shareholder Litigation (and consider in good faith the suggestions of SPAC in connection therewith) brought against the Company, any of their respective Subsidiaries or any of their respective directors or officers and no such settlement shall be agreed to without the SPAC’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed) and (b) SPAC shall give the Company a reasonable opportunity to participate in the defense or settlement of any such Shareholder Litigation (and consider in good faith the suggestions of the Company in connection therewith) brought against SPAC, any of its Subsidiaries or any of its directors or officers, and no such settlement shall be agreed to without the Company’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.6.           Subsequent Equity Financing and Permitted Financing. During the Interim Period, SPAC and the Company may execute any Subsequent Equity Subscription Agreement or Permitted Financing Agreement; provided, that the Company give SPAC reasonable prior notice and that any such Subsequent Equity Subscription Agreement or Permitted Financing Agreement is in a form reasonably acceptable to both the Company and SPAC. Each of SPAC and the Company shall use its commercially reasonable efforts to cooperate with each other in connection with the arrangement of any Subsequent Equity Financing or Permitted Financing as may be reasonably requested by each other.

Article VIII

CONDITIONS TO OBLIGATIONS

Section 8.1.            Conditions to Obligations of Each Party. The respective obligations of each Party to this Agreement to effect the Mergers and the other Transactions, shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived in writing by the party or parties whose obligations are conditioned thereupon:

(a)           The Capital Restructuring shall have been completed;

(b)           The SPAC Shareholders’ Approval and the Company Shareholders’ Approval shall have been obtained;

(c)           The Proxy/Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Proxy/Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(d)           (i) the Company’s initial listing application with Nasdaq in connection with the Transactions shall have been conditionally approved and, immediately following the Closing, the Company shall satisfy any applicable initial and continuing listing requirements of Nasdaq and the Company shall not have received any notice of non-compliance therewith, and (ii) the Registrable Securities to be issued in connection with the Mergers shall have been conditionally approved for listing on Nasdaq, subject to official notice of issuance;

(e)            After deducting the SPAC Shareholder Redemption Amount, SPAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and

(f)            No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Governmental Order that is then in effect and which has the effect of making the Closing illegal or which otherwise prohibits consummation of the Closing (any of the foregoing, a “restraint”), other than any such restraint that is immaterial.

Section 8.2.            Additional Conditions to Obligations of SPAC. The obligations of SPAC to consummate, or cause to be consummated, the Transactions shall be subject to the satisfaction at or prior to the Closing Date of each of the following additional conditions, any one or more of which may be waived in writing by SPAC:

(a)           The representations and warranties contained in the first and second sentences of Section 3.1 (Organization, Good Standing and Qualification), Section 3.5 (Authorization) and Section 3.10(b) (Absence of Changes) shall be true and correct in all respects as of the Closing Date as if made at and as of the Closing Date. The representations and warranties contained in Section 3.1 (Organization, Good Standing and Qualification) (other than the first and second sentences), Section 3.2 (Subsidiaries), Section 3.4 (Capitalization of Subsidiaries) and Section 3.18 (Brokers) shall be true and correct in all material respects as of the Closing Date as if made at the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date). The representations and warranties contained in Section 3.3(a) (Capitalization and Voting Rights) shall be true and correct in all respects except for de minimis inaccuracies as of the Closing Date as if made at and as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects except for de minimis inaccuracies at and as of such date). Each of the other representations and warranties of the Company contained in this Agreement shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date) except for inaccuracies in or the failure of such representations and warranties to be true and correct that (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “Company Material Adverse Effect” or any similar qualification or exception) individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect;

(b)           The Company shall have delivered or caused to be delivered the certificate required to be delivered by the Company pursuant to Section 2.4(b)(ii);

(c)           The Company shall deliver or cause to be delivered an opinion issued by its PRC counsel to SPAC to the effect that no pending approval is required by any PRC Governmental Authorities for Mergers, issuance of the Equity Securities in connection with the Mergers, and Company’s listing on Nasdaq, including but not limited to China Securities Regulatory Commission (“CSRC”) and Cyberspace Administration of China (“CAC”) (the “Regulatory Opinion”); and

(d)           Each of the covenants of the Company to be performed as of or prior to the Closing Date shall have been performed in all material respects.

Section 8.3.           Additional Conditions to Obligations of the Company, Merger Sub 1 and Merger Sub 2. The obligations of the Company and each Merger Sub to consummate, or cause to be consummated, the Transactions shall be subject to the satisfaction at or prior to the Closing Date of each of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)           The representations and warranties contained in Section 4.1 (Organization, Good Standing, Corporate Power and Qualification), Section 4.4 (Authorization) and Section 4.8(ii) (Absence of Changes) shall be true and correct in all respects as of the Closing Date as if made at and as of the Closing Date. The representations and warranties contained in Section 4.3 (Corporate Structure; Subsidiaries) and Section 4.10 (Brokers) shall be true and correct in all material respects as of the Closing Date as if made at the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date). The representations and warranties contained in Section 4.2 (Capitalization and Voting Rights) shall be true and correct in all respects except for de minimis inaccuracies as of the Closing Date as if made at and as of the Closing Date. Each of the other representations and warranties of SPAC contained in this Agreement shall be true and correct as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date) except for inaccuracies in or the failure of such representations and warranties to be true and correct that (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “SPAC Material Adverse Effect” or any similar qualification or exception) individually or in the aggregate, has not had, and would not reasonably be expected to have, a SPAC Material Adverse Effect;

(b)           Each of the covenants of SPAC to be performed as of or prior to the Closing Date shall have been performed in all material respects;

(c)           SPAC shall have delivered or caused to be delivered to the Company the certificate required to be delivered by SPAC pursuant to Section 2.4(b)(i); and

(d)           The Aggregate Proceeds shall not be less than $100 million prior to payment of any unpaid or contingent liabilities, deferred underwriting fees of SPAC, Company Transaction Expenses, or SPAC Transaction Expenses.

Section 8.4.           Frustration of Conditions. None of SPAC, Merger Sub 1, Merger Sub 2 or the Company may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such party’s failure to comply in all material respects with its obligations under Section 7.3.

Article IX

TERMINATION/EFFECTIVENESS

Section 9.1.           Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the First Effective Time:

(a)           by mutual written consent of the Company and SPAC;

(b)           by written notice from the Company or SPAC to the other if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

(c)           by the Company if the SPAC Board (i) shall have made a SPAC Change in Recommendation or (ii) shall have failed to include the SPAC Board Recommendation in the Proxy Statement distributed to the SPAC Shareholders;

(d)           by written notice from the Company to SPAC if the SPAC Shareholders’ Approval shall not have been obtained by reason of the failure to obtain the required vote at the SPAC Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof taken in accordance with this Agreement;

(e)           by written notice from SPAC to the Company if there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 8.2 would not be satisfied at the relevant Closing Date (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company then, for a period of up to 60 days after receipt by the Company of written notice from SPAC of such breach, such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within such 60-day period; provided that SPAC shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(f)            by written notice from the Company to SPAC if there is any breach of any representation, warranty, covenant or agreement on the part of SPAC set forth in this Agreement, such that the conditions specified in Section 8.3 would not be satisfied at the Closing Date (a “Terminating SPAC Breach”), except that if any such Terminating SPAC Breach is curable by SPAC then, for a period of up to 60 days after receipt by SPAC of written notice from the Company of such breach, such termination shall not be effective, and such termination shall become effective only if the Terminating SPAC Breach is not cured within such 60-day period; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(f) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement; or

(g)           by written notice from SPAC to the Company if the Required Shareholders’ Approval shall not have been obtained by reason of the failure to obtain the required vote (whether at the Company Shareholders’ Meeting or by unanimous written resolutions) duly convened therefor or at any adjournment or postponement thereof taken in accordance with this Agreement; or

(h)           by written notice from SPAC or the Company to the other, if the transactions contemplated by this Agreement shall not have been consummated on or prior to the 300th day after the date hereof (and if such 300th day shall not be a Business Day, then the next following Business Day).

Section 9.2.            Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or shareholders, other than liability of any Party for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 9.2, Section 7.1(c), the last sentence of Section 7.2(a)(i), Article X and the NDA shall survive any termination of this Agreement.

Article X

MISCELLANEOUS

Section 10.1.          Trust Account Waiver. Notwithstanding anything to the contrary set forth in this Agreement, each of the Company, Merger Sub 1 and Merger Sub 2 acknowledges that it has read the publicly filed final prospectus of SPAC, filed with the SEC on February 4, 2021 (File No. 333-252273), including the Trust Agreement, and understands that SPAC has established the trust account described therein (the “Trust Account”) for the benefit of SPAC’s public shareholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. Each of the Company, Merger Sub 1 and Merger Sub 2 further acknowledges and agrees that SPAC’s sole assets consist of the cash proceeds of SPAC’s initial public offering (the “IPO”) and private placements of its securities occurring simultaneously with the IPO, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public shareholders. Accordingly, each of the Company (on behalf of itself and its Affiliates), Merger Sub 1 and Merger Sub 2 hereby waives any past, present or future claim of any kind arising out of this Agreement against, and any right to access, the Trust Account, any trustee of the Trust Account to collect from the Trust Account any monies that may be owed to them by SPAC or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including, without limitation, for any knowing and intentional material breach by any of the parties to this Agreement of any of its representations or warranties as set forth in this Agreement, or such party’s breach of any of its covenants or other agreements set forth in this Agreement. This Section 10.1 shall survive the termination of this Agreement for any reason.

Section 10.2.          Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors or officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 10.3.          Notices. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a party may from time to time notify the other parties). Any such notice, demand or communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt), and (d) if sent by registered post, five days after posting. The initial addresses and email addresses of the parties for the purpose of this Agreement are:

(a)            If to SPAC, to:

COVA Acquisition Corp.
530 Bush Street, Suite 703

San Francisco, CA 94108

Attention: Jun Heng Hong

Email:	junhong@crescentcove.com

with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP
222 Berkeley Street, Suite 2000

Boston, MA 02116

Attention:	Albert Vanderlaan Hari Raman

Email:	avanderlaan@orrick.com hraman@orrick.com

and

Orrick, Herrington & Sutcliffe LLP

5701 China World Tower A
No.1 Jianguomenwai Avenue, Beijing 100004

Attention:	Jeff Zhang
Email:	Jeffzhang@orrick.com

(b)           If to the Company, Merger Sub 1 or Merger Sub 2, to:

ECARX Holdings Inc.
16/F, Tower 2, China Eastern Airline Binjiang Center
277 Longlan Road
Xuhui District, Shanghai 200041
People’s Republic of China

Attention:	Tony Chen
Email:	tony.chen@ecarxgroup.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2
No. 1, Jian Guo Men Wai Avenue
Beijing 100004, China

Email:	peter.huang@skadden.com
Attention:	Peter X. Huang

Section 10.4.          Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 10.5.          Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to (a) confer upon or give any Person (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company or any of its Subsidiaries, or any participant in any Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), other than the parties hereto, any right or remedies under or by reason of this Agreement, (b) establish, amend or modify any employee benefit plan, program, policy, agreement or arrangement or (c) limit the right of SPAC, the Company or their respective Affiliates to amend, terminate or otherwise modify any Benefit Plan or other employee benefit plan, policy, agreement or other arrangement following the Closing; provided, however, that (i) the SPAC D&O Indemnified Parties (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 6.5, and (ii) the Non-Recourse Parties (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 10.17.

Section 10.6.          Expenses. Except as set forth in Sections 7.1(c) and Section 7.2(a)(i), each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the Transactions, including all fees of its legal counsel, financial advisers and accountants; provided, however, that if the Closing shall occur, the Company shall pay or cause to be paid, in accordance with Section 2.4(b)(iv), the SPAC Transaction Expenses and the Company Transaction Expenses.

Section 10.7.          Governing Law. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws that would otherwise require the application of the law of any other state (provided that the fiduciary duties of the Company Board and the SPAC Board, the Mergers and any exercise of appraisal and dissenters’ rights under the laws of the Cayman Islands with respect to the Mergers, shall in each case be governed by the laws of the Cayman Islands).

Section 10.8.          Consent to Jurisdiction. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE OR FEDERAL COURTS LOCATED IN NEW YORK COUNTY, STATE OF NEW YORK (OR ANY APPELLATE COURTS THEREFROM) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY ANY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.8.

Section 10.9.          Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document, but all of which together shall constitute one and the same instrument. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.

Section 10.10.        Disclosure Letters. The Disclosure Letters (including, in each case, any section thereof) referenced in this Agreement are a part of this Agreement as if fully set forth herein. All references in this Agreement to the Disclosure Letters (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of the applicable Disclosure Letter to which it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgement that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality or that the facts underlying such information constitute a Company Material Adverse Effect or a SPAC Material Adverse Effect, as applicable.

Section 10.11.        Entire Agreement. This Agreement (together with the Disclosure Letters), the NDA and the other Transaction Documents constitute the entire agreement among the parties to this Agreement relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the Transactions (including the Summary of Certain Proposed Terms and Conditions between SPAC and the Company, dated as of September 21, 2021). No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between such parties except as expressly set forth in the Transaction Documents.

Section 10.12.        Amendments. This Agreement may be amended or modified in whole or in part prior to the First Effective Time, only by a duly authorized agreement in writing in the same manner as this Agreement, which makes reference to this Agreement and which shall be executed by the Company and SPAC; provided, however, that after the Company Shareholders’ Approval or the SPAC Shareholders’ Approval has been obtained, there shall be no amendment or waiver that by applicable Law requires further approval by the shareholders of the Company or the shareholders of SPAC, respectively, without such approval having been obtained.

Section 10.13.        Publicity.

(a)          All press releases or other public communications relating to the Transactions, and the method of the release for publication thereof, shall prior to the Closing, be subject to the prior mutual approval of the Company and SPAC; provided that no such party shall be required to obtain consent pursuant to this Section 10.13(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 10.13(a).

(b)          The restriction in Section 10.13(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall, to the extent practicable, use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing.

Section 10.14.        Confidentiality. The existence and terms of this Agreement are confidential and may not be disclosed by either party hereto, their respective Affiliates or any Representatives of any of the foregoing, and shall at all times be considered and treated as “Confidential Information” as such term is defined in the NDA. Notwithstanding anything to the contrary contained in the preceding sentence or in the NDA, each party shall be permitted to disclose Confidential Information, including the Transaction Documents, the fact that the Transaction Documents have been signed and the status and terms of the Transactions to its existing or potential Affiliates, joint ventures, joint venture partners, shareholders, lenders, underwriters, financing sources and any Governmental Authority (including Nasdaq), and to the extent required, in regulatory filings, and their respective Representatives; provided that such parties entered into customary confidentiality agreements or are otherwise bound by fiduciary or other duties to keep such information confidential.

Section 10.15.        Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained in this Agreement is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained in this Agreement that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto.

Section 10.16.        Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waiver any requirement for the securing or posting of any bond in connection therewith.

Section 10.17.        Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Company, SPAC, Merger Sub 1 and Merger Sub 2 as named parties hereto. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party), (i) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or other Representative of the Company, SPAC, Merger Sub 1 or Merger Sub 2 and (ii) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or other Representative of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, SPAC, Merger Sub 1 or Merger Sub 2 under this Agreement for any claim based on, arising out of, or related to this Agreement or the Transactions (each of the Persons identified in the foregoing sub-clauses (a) or (b), a “Non-Recourse Party,” and collectively, the “Non-Recourse Parties”).

Section 10.18.        Non-Survival of Representations, Warranties and Covenants. Except as otherwise contemplated by Section 9.2, the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate (including confirmations therein), statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall not survive the Closing and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained in this Agreement that by their terms expressly apply in whole or in part after the Closing, and then only with respect to any breaches occurring after the Closing and (b) this Article X.

Section 10.19.        Conflicts and Privilege. The Company, on behalf of its successors and assigns, hereby agrees that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing involving the Sponsor, the shareholders or holders of other equity interests of SPAC or the Sponsor or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company or Surviving Entity 2) (collectively, the “Sponsor Group”), any legal counsel, including Orrick, Herrington & Sutcliffe LLP (“Orrick”), that represented SPAC or the Sponsor prior to the Closing may represent the Sponsor or any other member of the Sponsor Group, in such dispute even though the interests of such Persons may be directly adverse to the Company or Surviving Entity 2, and even though such counsel may have represented SPAC in a matter substantially related to such dispute, or may be handling ongoing matters for the Company, Surviving Entity 2 or the Sponsor. The Company, on behalf of its successors and assigns (including, after the Closing, Surviving Entity 2), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Documents or the transactions contemplated hereby or thereby) between or among SPAC, the Sponsor or any other member of the Sponsor Group, on the one hand, and Orrick, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the Sponsor Group after the Closing, and shall not pass to or be claimed or controlled by the Company or Surviving Entity 2. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with SPAC or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Company and Surviving Entity 2.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have hereunto caused this Agreement to be duly executed as of the date first above written.

SPAC:

COVA Acquisition Corp.

By:	/s Jun Hong Heng
	Name:	Jun Hong Heng
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

COMPANY:

ECARX Holdings Inc.

By:	/s/ Ziyu Shen
	Name:	Ziyu Shen
	Title:	Chief Executive Officer

MERGER SUB 1:

Ecarx Temp Limited

By:	/s/ Ziyu Shen
	Name:	Ziyu Shen
	Title:	Director

MERGER SUB 2:

Ecarx&Co Limited

By:	/s/ Ziyu Shen
	Name:	Ziyu Shen
	Title:	Director

[Signature Page to Agreement and Plan of Merger]

Exhibit C
Registration Rights Agreement

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], is made and entered into by and among (i) ECARX Holdings Inc., a Cayman Islands exempted company (the “Company”), (ii) COVA Acquisition Corp, a Cayman Islands exempted company (“SPAC”), (iii) COVA Acquisition Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), and (iv) the other undersigned parties listed on the signature page hereto (each such party, together with the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively the “Holders”).

WHEREAS, SPAC, the Sponsor and each of the other “Holders” as defined therein entered into that certain Registration and Shareholder Rights Agreement dated as of February 4, 2021 (the “Prior SPAC Agreement”) and Company and certain of its existing shareholders are parties to that certain Fifth Amended and Restated Investors Rights Agreement dated as of December 27, 2021 (the “Prior Company Agreement”);

WHEREAS, on [●], 2022, the Company, SPAC, Ecarx Temp Limited, a Cayman Islands limited liability company and a wholly owned subsidiary of the Company (“Merger Sub 1”) and Ecarx&Co Limited, a Cayman Islands limited liability company and a wholly owned subsidiary of the Company (“Merger Sub 2”) entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, (i) Merger Sub 1 will merge with and into SPAC with SPAC continuing as the surviving entity and a wholly owned subsidiary of the Company (the “First Merger,” and the closing of the First Merger, the “First Merger Closing”), (ii) immediately following the consummation of the First Merger,  SPAC will merge with and into Merger Sub 2 with Merger Sub 2 continuing as the surviving entity and a wholly owned subsidiary of the Company (the “Second Merger” and together with the First Merger, collectively, the “Mergers,” and the closing of the Mergers, the “Closing”);

WHEREAS, pursuant to the terms and provisions of the Merger Agreement, prior to the effective time of the First Merger, the Company will have undertaken the Re-designation (as defined in the Merger Agreement) whereby the ordinary shares, par value $0.000005 per share, of the Company held by the Holders immediately prior to the Re-designation (which, for the avoidance of doubt, includes ordinary shares of the Company held by the Holders as a result of the Preferred Share Conversion) will be re-designated into Class A ordinary shares, par value $0.000005 per share, or Class B ordinary shares, par value $0.000005 per share, as the case may be, of the Company;

WHEREAS, at the First Merger Closing and subject to the terms and conditions of the Merger Agreement, (i) all of the outstanding shares of SPAC will automatically be cancelled and cease to exist in exchange for the right to receive newly issued Class A ordinary shares of the Company, and (ii) all of the outstanding warrants of SPAC will automatically be assumed by the Company and become Company Warrants;

WHEREAS, (i) the parties to the Prior SPAC Agreement desire to terminate, effective as of the Closing, the same to provide for the terms and conditions set forth in this Agreement, and (ii) the parties to the Prior Company Agreement desire to terminate, effective as of the Closing, the provisions of the Prior Company Agreement relating to the Registration of Registrable Securities to provide for the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1
DEFINITIONS

The terms defined in this Article 1 shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, (a) which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, and (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (b) as to which the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the board of directors of the Company.

“Business Day” shall mean a day on which commercial banks are open for business in New York, the Cayman Islands, the People’s Republic of China and the Hong Kong Special Administrative Region, except a Saturday, Sunday or public holiday (gazetted or ungazetted and whether scheduled or unscheduled).

“Closing” shall have the meaning given in the Recitals.

“Commission” shall mean the United States Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble.

“Company Shares” shall mean collectively, Class A ordinary shares of the Company, par value US$0.000005 per share, and Class B ordinary shares of the Company, par value US$0.000005 per share.

“Company Warrants” shall mean the warrants exercisable for Class A ordinary shares of the Company to be issued by the Company in connection with the consummation of the transactions contemplated by the Merger Agreement.

“Demanding Holder” shall have the meaning given in Section 2.4.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Financing Agreements” shall mean (a) the subscription agreement(s) or similar agreement(s) entered into by and between any investor and the Company on or after the date of the Merger Agreement, pursuant to which such investor will subscribe for Class A ordinary shares of the Company on the date of the Closing (collectively, the “Equity Subscription Agreements”), and (b) the Permitted Financing Agreements (as defined in the Merger Agreement) (other than the Equity Subscription Agreements).

“First Merger Closing” shall have the meaning given in the Recitals.

“Form F-1” shall mean such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the Commission.

“Form F-1 Shelf” shall have the meaning given in subsection 2.1.1.

“Form F-3” shall mean such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the Commission that permits forward incorporation of substantial information by reference to other documents filed by the Company with the Commission.

2

“Form F-3 Shelf” shall have the meaning given in subsection 2.1.3.

“Holders” shall have the meaning given in the Preamble.

“Investor Securities” shall mean those securities issued pursuant to the Financing Agreements.

“Lock-Up Agreement” shall mean, as applicable, the agreements and undertakings of the Holders set forth in (i) Section 4.9 of that certain Shareholder Support Agreement dated as of the date hereof, by and among the Company, SPAC and certain shareholders of the Company identified therein, and (ii) Section 4.13 of that certain Sponsor Support Agreement dated as of the date hereof by and among the Company, SPAC, the Sponsor and certain other persons identified therein, in each case pursuant to which a Holder has agreed not to transfer the Registrable Securities held by such Holder for a certain period of time after the Closing.

“Maximum Number of Securities” shall mean, as to a given Underwritten Offering, the maximum dollar amount or maximum number of equity securities that can be sold in such Underwritten Offering, in the reasonable determination of the managing Underwriter(s), without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering.

“Merger Agreement” shall have the meaning given in the Recitals.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“New Registration Statement” shall have the meaning given in subsection 2.2.1.

“Permitted Transferees” shall mean a person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the lock-up period under the applicable Lock-Up Agreement, and to any transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.7.1.

“Prior Company Agreement” shall have the meaning given in the Recitals.

“Prior SPAC Agreement” shall have the meaning given in the Recitals.

“Pro Rata” shall mean, with respect to a given Registration, offering or Transfer of Registrable Securities pursuant to this Agreement, pro rata based on (A) the number of Registrable Securities that each Holder, as applicable, has requested or proposed to be included in such Registration, offering or Transfer and (B) the aggregate number of Registrable Securities that all Holders have requested or proposed to be included in such Registration, offering or Transfer.

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“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Securities” shall mean:

(A)           any outstanding Company Shares or Company Warrants that are held by a Holder as of immediately following the Closing;

(B)           any Company Shares that may be acquired by a Holder upon the exercise of any of the Company Warrants (or any other option or right to acquire Company Shares) that are held by a Holder as of immediately following the Closing; and

(C)           any other equity security of the Company issued or issuable with respect to any securities referenced in clauses (A) or (B) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction;

provided, however, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing (or book-entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Underwritten Takedown, effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)            all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Company Shares are then listed;

(B)            fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)            printing, messenger, telephone and delivery expenses of the Company;

(D)            reasonable fees and disbursements of counsel for the Company;

(E)            reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration;

(F)            the Company’s roadshow and travel expenses, if any; and

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(G)            reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating an Underwritten Takedown .

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in Section 2.5.

“SEC Guidance” shall have the meaning given in subsection 2.2.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form F-1 Shelf, the Form F-3 Shelf or any Subsequent Shelf, as the case may be.

“Shelf Registration” shall mean a Registration of securities pursuant to a Registration Statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“SPAC” shall have the meaning given in the Preamble.

“Sponsor” shall have the meaning given in the Recitals.

“Subsequent Shelf” shall have the meaning given in subsection 2.3.2.

“Takedown Demand” shall have the meaning given in subsection 2.4.1.

“Takedown Threshold” shall have the meaning given in Section 2.4.

“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Takedown” shall mean an Underwritten Offering of Registrable Securities pursuant to the Shelf, as amended or supplemented.

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ARTICLE 2
registrations

2.1            Resale Shelf Registration.

2.1.1         The Company shall use its reasonable efforts to file within thirty (30) days following the Closing, and use commercially reasonable efforts to (a) cause to be declared effective as soon as reasonably practicable thereafter, a Registration Statement for a Shelf Registration on Form F-1 (the “Form F-1 Shelf”) covering the resale of all the Registrable Securities (determined as of two (2) Business Days prior to such filing) on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect), and (b) subject to the other provisions of this Agreement, keep such Form F-1 Shelf effective and available for use in compliance with the provisions of the Securities Act until such time as a Form F-3 Shelf is declared effective pursuant to subsection 2.1.3.

2.1.2         Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein.

2.1.3         Following the filing of a Form F-1 Shelf, the Company shall use commercially reasonable efforts to convert the Form F-1 Shelf (and any Subsequent Shelf) to, and/or to file, and to cause to become effective, a Registration Statement for a Shelf Registration on Form F-3 (the “Form F-3 Shelf”) as soon as reasonably practicable after the Company is eligible to use Form F-3.

2.2            Rule 415 Cutback.

2.2.1         Notwithstanding the registration obligations set forth in Section 2.1, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415 of the Securities Act, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (a) inform each of the Holders and use its commercially reasonable efforts to file amendments to the Shelf Registration as required by the Commission and/or (b) withdraw the Shelf Registration and file a new Registration Statement (a “New Registration Statement”), on Form F-3, or if Form F-3 is not then available to the Company for such Registration Statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”).

2.2.2         Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used commercially reasonable efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities and subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders, the number of Registrable Securities to be registered on such Registration Statement will be reduced (a) firstly, on a Pro Rata basis among the Holders; and (b) secondly, only if the number of Registrable Securities of Holders permitted to be registered has been reduced to zero, on a Pro Rata basis among holders of Investor Securities.

2.2.3         If the Company amends the Shelf Registration or files a New Registration Statement, as the case may be, under this Section 2.2, the Company shall use its commercially reasonable efforts to file with the Commission, as promptly as allowed by the Commission or SEC Guidance, one or more registration statements on Form F-3 or such other form available to register for resale those Registrable Securities (a) that were not registered for resale on the Shelf Registration, as amended, or the New Registration Statement and (b) are no longer restricted by any Lock-Up Agreement.

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2.3            Amendment, Supplement and Subsequent Shelf.

2.3.1        The Company shall use commercially reasonable efforts to maintain a Shelf in accordance with the terms of this Agreement, and shall prepare and file with the Commission from time to time such amendments and supplements to the Shelf as may be necessary to keep the Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities.

2.3.2         If a Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use commercially reasonable efforts to as promptly as is reasonably practicable (a) cause such Shelf to again become effective under the Securities Act (including using commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), (b) amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf, or (c) prepare and file an additional Registration Statement for a Shelf Registration (a “Subsequent Shelf”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein.

2.3.3         If a Subsequent Shelf is filed pursuant to Section 2.3.2, the Company shall use commercially reasonable efforts to (a) cause such Subsequent Shelf to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof, and (b) keep such Subsequent Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf shall be on Form F-3 to the extent that the Company is eligible to use such form, and shall be an automatic shelf registration statement as defined in Rule 405 promulgated under the Securities Act if the Company is a well-known seasoned issuer as defined in Rule 405 promulgated under the Securities Act at the most recent applicable eligibility determination date.

2.4            Demand for Underwritten Takedown. Subject to the Lock-Up Agreements and to the provisions of this Section 2.4 and Sections 2.5 and 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, any Holder (each, a “Demanding Holder”), may request to sell all or a portion of its Registrable Securities in an Underwritten Takedown in accordance with this Section 2.4; provided that the Company shall only be obligated to effect an Underwritten Takedown if such Underwritten Offering shall include Registrable Securities proposed to be sold by the Demanding Holder with a total offering price reasonably expected to exceed, in the aggregate, US$10,000,000 (the “Takedown Threshold”).

2.4.1         Takedown Demand Notice. All requests for an Underwritten Takedown shall be made by giving written notice to the Company, which shall specify the number of Registrable Securities proposed to be sold in the Underwritten Takedown (such written notice, a “Takedown Demand”).

2.4.2         Underwriters. The majority-in-interest of the Demanding Holders initiating an Underwritten Takedown shall have the right to select the Underwriter(s) for such Underwritten Offering (which shall consist of one or more internationally recognized investment banks), subject to the approval of the Company (which shall not be unreasonably withheld). The Company shall not be required to include any Holder’s Registrable Securities in such Underwritten Takedown unless such Holder accepts the terms of the underwriting as agreed between the Company and its Underwriter(s) and enters into and complies with an underwriting agreement with such Underwriter(s) in customary form (after having considered in good faith the comments from a single U.S. counsel for the Holders which are selling in the Underwritten Takedown). Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Takedown pursuant to any then effective Registration Statement, including a Form F-3, that is then available for such offering.

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2.4.3         Number and Frequency of Underwritten Takedowns. Notwithstanding anything to the contrary in this Section 2.4, under no circumstances shall the Company be obligated to effect (a) more than one (1) Underwritten Takedowns within the first year following the Closing, (b) for the period commencing one year after the Closing, more than two (2) Underwritten Takedown within any twelve-month period, (c) more than two (2) Underwritten Takedowns where the Sponsor is a Demanding Holder. For the avoidance of doubt, a Registration will not count as an Underwritten Takedown until the Registration Statement filed with the Commission with respect to such Underwritten Takedown has been declared effective and the Company has complied with all of its obligations under this Agreement in all material respects with respect to such Underwritten Takedown; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to such Underwritten Takedown is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Underwritten Takedown will be deemed not to have been declared effective, unless and until (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) the majority-in-interest of the Demanding Holders, thereafter elects to continue the offering; provided, further, that the Company shall not be obligated to file a second Registration Statement until the Registration Statement that has been previously filed with respect to such Registration becomes effective or is subsequently terminated.

2.5            Reduction of Underwritten Takedown. If the managing Underwriter(s) in an Underwritten Offering pursuant to a Takedown Demand advises the Company and the Demanding Holders and the Holders requesting piggy-back rights pursuant to this Agreement with respect to such Underwritten Offering (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Company Shares or other equity securities that the Company desires to sell and the Company Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other shareholders who desire to sell, exceeds the Maximum Number of Securities, then the Company shall include in such Underwritten Offering:

2.5.1         first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) that can be sold without exceeding the Maximum Number of Securities (to be allocated Pro Rata among the Demanding Holders and Requesting Holders if the Registrable Securities desired to be sold by such Holders in the aggregate would exceed the Maximum Number of Securities);

2.5.2         second, to the extent that the Maximum Number of Securities has not been reached under the foregoing subsection 2.5.1, the Company Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and

2.5.3         third, to the extent that the Maximum Number of Securities has not been reached under the foregoing subsections 2.5.1 and 2.5.2, any Company Shares or other equity securities as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company that can be sold without exceeding the Maximum Number of Securities.

2.6            Withdrawal of Underwritten Takedown.

2.6.1         Prior to the filing of the applicable preliminary or “red herring” Prospectus used for marketing an Underwritten Takedown, if the majority-in-interest of the Demanding Holders disapprove of the terms of any underwriting or are not entitled to include all of their Registrable Securities in the relevant offering, such majority-in-interest of the Demanding Holders shall have the right to withdraw from such Underwritten Takedown upon written notification to the Company, each other Demanding Holder and Requesting Holder, and the applicable Underwriter(s).

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2.6.2         Following the receipt of any notice of withdrawal pursuant to subsection 2.6.1, the other Demanding Holders and Requesting Holders, provided that the Takedown Threshold would still be satisfied, may elect to continue with the Underwritten Offering and such continued Takedown Demand shall count as a Takedown Demand of the continuing Demanding Holders for purposes of subsection 2.4.3 and not of the withdrawing Demanding Holders.

2.6.3         If an Underwritten Takedown is withdrawn and not continued pursuant to subsection 2.6.2, the withdrawn Takedown Demand shall not count as an Underwritten Takedown for purposes of subsection 2.4.3 if and only if one or more of the Demanding Holders reimburse the Company for all Registration Expenses with respect to such Underwritten Takedown. For the avoidance of doubt, the withdrawn Takedown Demand shall count as an Underwritten Takedown if the Company is responsible for the Registration Expenses with respect to such Underwritten Takedown.

2.7	Piggyback Registration.

2.7.1        Piggyback Rights. If the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of shareholders of the Company (or by the Company and by the shareholders of the Company, including an Underwritten Takedown pursuant to Section 2.4), other than a Registration Statement (a) filed in connection with any employee share option or other benefit plan, (b) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (c) for an offering of debt that is convertible into equity securities of the Company, (d) for a dividend reinvestment plan or (e) for a rights offering, then the Company shall give written notice of such proposed filing or offering to all of the Holders of Registrable Securities as soon as practicable but not less than fifteen (15) days before the anticipated filing date of such Registration Statement, or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable preliminary “red herring” Prospectus or prospectus supplement used for marketing such offering, which notice shall (x) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter (s), if any, in such offering, and (y) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within ten (10) days after receipt of such written notice (such Registration, a “Piggyback Registration”). Subject to subsection 2.7.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use reasonable efforts to cause the managing Underwriter(s) of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.7.1 to be included in such Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into and comply with an underwriting agreement in customary form with the Underwriter(s) duly selected for such Underwritten Offering.

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2.7.2         Reduction of Piggyback Registration. If the managing Underwriter(s) in an Underwritten Registration that is to be a Piggyback Registration advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the Company Shares or other equity securities that Company desires to sell, taken together with (x) the Company Shares or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (y) the Registrable Securities as to which registration has been requested pursuant to Section 2.7 hereof, and (z) the Company Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

(a)            If the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering:

(i)              first, the Company Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities;

(ii)             second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.7.1, Pro Rata among such Holders, which can be sold without exceeding the Maximum Number of Securities; and

(iii)            third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Company Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

(b)            If the Registration or registered offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering:

(i)              first, the Company Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities;

(ii)             second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.7.1, Pro Rata among such Holders, which can be sold without exceeding the Maximum Number of Securities;

(iii)            third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Company Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and

(iv)            fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the Company Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities.

(c)            Notwithstanding anything to the contrary in the foregoing clauses (a) and (b), if the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.4, then the Company shall include in any such Registration or registered offering securities pursuant to Section 2.5.

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2.7.3         Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.7.3.

2.8            Restrictions on Registration Rights. Notwithstanding any provision of this Agreement to the contrary, if Holders have requested an Underwritten Takedown and the Company and such Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company shall have the right to defer the filing of the Registration Statement or conduct of an Underwritten Offering for a period of not more than sixty (60) days, if the Company determines, in the good faith judgment of the Board, that it would be materially detrimental to the Company to do otherwise than defer such filing or conduct.

2.9            Market Stand-Off Agreement. Each Holder given an opportunity to participate in an Underwritten Offering of the Company (other than a Block Trade) pursuant to the terms of this Agreement agrees that it shall not Transfer any Company Shares or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period beginning on the date of pricing of such offering, except (i) in the event the managing Underwriter(s) otherwise agree by written consent or (ii) pursuant to Rule 10b5-1 trading plans (or similar plan) in effect prior to such 90-day period. Each Holder agrees to execute a customary lock-up agreement in favor of the relevant Underwriter(s) to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.10          Block Trade.

2.10.1       Notwithstanding the forgoing, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in an underwritten or other coordinated registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), with a total offering price reasonably expected to exceed, in the aggregate, either (x) US$10,000,000 or (y) all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall use commercially reasonable efforts to notify the Company of the Block Trade in advance and prior to the day such offering is to commence and the Company shall as expeditiously as possible use commercially reasonable efforts to facilitate such Block Trade; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade shall use commercially reasonable efforts to work with the Company and any Underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade.

2.10.2      Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade, the majority-in-interest of the Demanding Holders initiating such Block Trade shall have the right to withdraw upon written notification to the Company and the Underwriter or Underwriters (if any). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade prior to its withdrawal under this section.

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2.10.3      The Demanding Holder in a Block Trade shall have the right to select the Underwriters for such Block Trade (which shall consist of one or more reputable nationally recognized investment banks).

2.10.4       Notwithstanding anything to the contrary in this Agreement, Section 2.7 hereof shall not apply to a Block Trade initiated by a Demanding Holder pursuant to this Agreement.

ARTICLE 3
COMPANY PROCEDURES

3.1            General Procedures. In connection with any Shelf and/or Underwritten Takedown, the Company shall use reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1         prepare and file with the Commission a Registration Statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are disposed of in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.2        prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus as may be reasonably requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are disposed of in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or such securities have been withdrawn;

3.1.3         prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriter(s), if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriter(s) and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4         prior to any public offering of Registrable Securities, use commercially reasonable efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be reasonably necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

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3.1.5        cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6        provide a transfer agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7         advise each seller of such Registrable Securities, promptly, and in no event later than two (2) Business Day, after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8         notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the occurrence of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.9         permit a representative of the Holders (such representative to be selected by a majority-in-interest of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representative, or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to Company, prior to the release or disclosure of any such information;

3.1.10       obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter(s) may reasonably request;

3.1.11       in the event of an Underwritten Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and a negative assurance letter, each dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the placement agent or sales agent, if any, and the Underwriter(s), if any, as the case may be, covering such legal matters with respect to the Registration in respect of which such opinion or negative assurance letter is being given as the participating Holders, placement agent, sales agent, or Underwriter, as the case may be, may reasonably request and as are customarily included in such opinions and negative assurance letters and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12      in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter(s) of such offering;

3.1.13       make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.14      with respect to an Underwritten Offering pursuant to Section 2.4, use commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter(s) in such Underwritten Offering; and

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3.1.15      otherwise cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

3.2            Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees and Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3            Requirements for Participation in Underwritten Offerings. Each Holder shall provide such information as may reasonably be requested by the Company, or the managing Underwriter(s) or placement agent or sales agent, if any, in connection with the preparation of any Registration Statement or Prospectus, including amendments and supplements thereto, in order to effect the Registration of any Registrable Securities under the Securities Act pursuant to ARTICLE 2 and in connection with the Company’s obligation to comply with federal and applicable state securities laws. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person:

3.3.1        agrees to sell such person’s securities on the basis provided in any customary underwriting arrangements approved by the Company (after having considered and given good faith consideration to the comments from a single U.S. counsel for the Holders that are selling in the Underwritten Offering); and

3.3.2        completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the Registration of the other Registrable Securities to be included in such Registration.

3.4            Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement (including pursuant to subsection 3.1.8), each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. In addition, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, (b) in the good faith view of the Company, require the Company to make an Adverse Disclosure, or (c) in the good faith judgment of the Company, be materially detrimental to the Company as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the period of time determined in good faith by the Company to be necessary for such purpose; provided, however, that the Company shall not have the right to exercise the rights set forth in this Section 3.4 for more than 90 consecutive days or more than 120 days, in any such case, in any 12 month period . In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities.

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3.5            Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to use commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval system shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall use commercially reasonable efforts to take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Company Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE 4
INDEMNIFICATION AND CONTRIBUTION

4.1            Indemnification by the Company. The Company agrees to indemnify and hold harmless, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors, agents and each person who controls such Holder (within the meaning of the Securities Act) (each, a “Holder Indemnified Party”) against all losses, judgements, claims, damages, liabilities and out-of-pocket expenses (including reasonable attorneys’ fees) resulting from, arising out of or that are based on (a) any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, except insofar as the same are caused by or contained in any information or affidavit furnished in writing to the Company by such Holder expressly for use therein, or (b) if such losses, judgments, claims, damages, liabilities or out-of-pocket expenses are based on any such Holder’s violation of the federal securities laws or failure to sell the Registrable Securities in accordance with the intended plan of distribution contained in the Prospectus. The Company shall promptly reimburse a Holder Indemnified Party for any reasonable expenses incurred by such Holder Indemnified Party in connection with investigating and defending any proceeding or action to which this Section 4.1 applies (including the reasonable fees and disbursements of legal counsel) except insofar as such proceeding or action arise out of or are based on any information or affidavit furnished in writing to the Company by such Holder, or if such proceeding or action are based on any such Holder’s violation of the federal securities laws or failure to sell the Registrable Securities in accordance with the intended plan of distribution contained in the Prospectus.

4.2            Information Provided by and Indemnification by Holders. In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify and hold harmless the Company, its directors, officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and out-of-pocket expenses (including reasonable attorneys’ fees) resulting from, arising out of or that are based on any untrue or alleged untrue statement of a material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue or alleged untrue statement or omission or alleged omission are caused by or contained in any information or affidavit so furnished in writing by such Holder expressly for use therein, or if such losses, judgments, claims, damages, liabilities or out-of-pocket expenses are based on any such Holder’s violation of the federal securities laws or failure to sell the Registrable Securities in accordance with the intended plan of distribution contained in the Prospectus; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriter(s), their officers, directors and each person who controls such Underwriter(s) (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

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4.3            Indemnification Process.

4.3.1        Any person entitled to indemnification pursuant to Sections 4.1 or 4.2 (each, an “Indemnified Party”) shall:

(a)            if a claim is to be made against any person (the “Indemnifying Party”) for indemnification hereunder, give prompt written notice to the Indemnifying Party of the losses, claims, damages, liabilities or out-of-pocket expenses (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the Indemnifying Party); and

(b)            unless in the Indemnified Party’s reasonable judgment a conflict of interest between such Indemnified Party and Indemnifying Party may exist with respect to such claim, permit such Indemnifying Party to assume control of the defense of such claim with counsel reasonably satisfactory to the Indemnified Party. If such defense is assumed, the Indemnifying Party shall not, without its consent (such consent shall not be unreasonably withheld), be subject to any liability for any settlement made by the Indemnified Party.

4.3.2        If such control of defense is assumed, the Indemnifying Party shall not be subject to any liability to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof.

4.3.3        An Indemnifying Party who is not entitled to, or elects not to, assume the control of defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) counsel for all parties indemnified by such Indemnifying Party with respect to such claim, unless in the reasonable judgment of any Indemnified Party a conflict of interest may exist between such Indemnified Party and any other of such Indemnified Parties with respect to such claim.

4.3.4        No Indemnifying party shall, without the prior written consent of the Indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the Indemnifying Party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such Indemnified Party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

4.3.5        The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party or any officer, director or controlling person of such Indemnified Party and shall survive the transfer of securities.

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4.4           Contribution. If the indemnification provided under Sections 4.1, 4.2, and 4.3 from the Indemnifying Party is judicially determined to be unavailable or insufficient to hold harmless an Indemnified Party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the Indemnifying Party, in lieu of indemnifying the Indemnified Party, shall contribute to the amount paid or payable by the Indemnified Party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Party, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and the Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or omitted to be made by, in the case of an omission), or relates to any information or affidavit supplied by (or not supplied by, in the case of an omission), such Indemnifying Party and the Indemnified Party, and the Indemnifying Party’s and the Indemnified Party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.4 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1, 4.2 and 4.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.4 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.4. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.4 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE 5
MISCELLANEOUS

5.1           Notices. All general notices, demands or other communications required or permitted to be given or made hereunder (“Notices”) shall be in writing and delivered personally or sent by courier or sent by electronic mail to the intended recipient thereof. Any such Notice shall be deemed to have been duly served (a) if given personally or sent by local courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; or (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt). Any notice or communication under this Agreement must be addressed:

If to the Company:

ECARX Holdings Inc.
16/F, Tower 2, China Eastern Airline Binjiang Center
277 Longlan Road, Xuhui District
Shanghai 200041, People’s Republic of China
Attention: Tony Chen
E-mail: tony.chen@ecarxgroup.com

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2

17

No. 1, Jian Guo Men Wai Avenue
Beijing 100004, China
Attention: Peter X. Huang
Email: peter.huang@skadden.com

and

Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central, Hong Kong
Attention: Shu Du
Email: shu.du@skadden.com

If to SPAC or the Sponsor:

COVA Acquisition Corp./COVA Acquisition Sponsor LLC
530 Bush Street, Suite 703, San Francisco, California 94108
Attention: Jun Hong Heng
E-mail: JunHong@crescentcove.com

With a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP

222 Berkeley Street, Suite 2000

Boston, MA 02116

Attention: Albert Vanderlaan

Email: avanderlaan@orrick.com

If to any Holder, at such Holder’s address or contact information as set forth under such Holder’s signature to this Agreement or to such Holder’s address as found in Company’s books and records.

Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1. Any Holder not desiring to receive Notices at any time and from time to time may so notify the other parties, who shall thereafter not make, give or deliver any Notice to such Holder until duly notified otherwise (or until the expiry of any period specified in such Holder’s notice).

5.2	Assignment; No Third Party Beneficiaries.

5.2.1            This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2            Prior to the expiration of the lock-up period applicable to such Holder pursuant to any Lock-Up Agreement, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the terms and conditions of this Agreement. After the expiration of the lock-up period applicable to such Holder pursuant to any Lock-Up Agreement, the Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, to any person to whom it transfers Registrable Securities; provided that such Registrable Securities remain Registrable Securities following such transfer, and such person agrees to be bound by the terms and conditions of this Agreement.

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5.2.3            This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4            This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5            No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and conditions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3           Counterparts. This Agreement may be executed in multiple counterparts (including by electronic means), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4           Governing Law; Venue. Each party expressly agrees that this Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the applicable of laws of another jurisdiction. Any claim or cause of action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in federal and state courts in New York county in the State of New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court, waives any obligation it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of any cause of action may be heard and determined only in any such court, and agrees not to bring any cause of action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action brought pursuant to this Section 5.4. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.5           Severability. The invalidity or unenforceability of any specific provision of this Agreement shall not invalidate or render unenforceable any of its other provisions. The parties hereto further agree that if any provision contained in this Agreement is, to any extent, held invalid or unenforceable in any respect under the laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained in this Agreement that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto.

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5.6           Entire Agreement. This Agreement (together with the Merger Agreement, and any applicable Lock-Up Agreement to the extent incorporated herein, and including all agreements entered into pursuant hereto or thereto or referenced herein or therein and all certificates and instruments delivered pursuant hereto and thereto) set forth the entire understanding of the parties with respect to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings between the parties, whether oral or written, with respect to such subject matter.

5.7           Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Unless the context otherwise requires: (a) “or” is disjunctive but not exclusive; (b) words in the singular include the plural, and in the plural include the singular; (c) the words “hereof,” “herein,” “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified; (d) the term “including” is not limiting and means “including without limitation”; (e) whenever the context requires, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms; (f) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications or supplements thereto; and (g) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation. Where any Company Shares are held by the Depository Trust Company or any person who operates a clearing system or issues depositary receipts (or their nominees) and/or a nominee, custodian or trustee for any person, that person shall (unless the context requires otherwise) be treated for the purposes of this Agreement as the holder of those shares and references to shares being “held by” a person, to a person “holding” shares or to a person who “holds” any such shares, or equivalent formulations, shall be construed accordingly. The headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.

5.8           Amendments and Modifications. Upon the prior written consent of the Company and the Holders of at least a majority of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment or modification to this Agreement that would have a disproportionately adverse effect on any party’s rights hereunder in any material respect shall require the prior written consent of such party.

5.9           Termination of Prior SPAC Agreement and Termination and Effectiveness of this Agreement.

5.9.1            Each of SPAC, the Sponsor and the “Holders” (as defined in the Prior SPAC Agreement) hereby agrees that the Prior SPAC Agreement shall terminate as of the First Merger Closing, and thereafter shall be of no further force and effect.

5.9.2            The registration rights granted under this Agreement shall supersede any registration, qualification or similar rights of the Holders with respect to the securities of SPAC or the Company granted under any other agreement (including the Prior Company Agreement), and any of such preexisting registration, qualification or similar rights and such agreements shall be terminated and of no further force and effect. With effect from the First Merger Closing, each party to this Agreement hereby irrevocably waives and agrees not to exercise or enforce any rights it may have (a) in respect of the registration of Registrable Securities pursuant to any other agreement, in general and (b) arising from or pursuant to the Prior Company Agreement, in particular.

5.9.3            This Agreement shall take effect as of and from the First Merger Closing; provided, that if the Merger Agreement is terminated prior to the First Merger Closing, this Agreement shall not become effective and shall be deemed void.

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5.10            Term. This Agreement shall terminate upon the earlier of (a) the tenth (10th) anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 shall survive any termination of this Agreement.

[Signature Pages Follow]

21

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

Company:

ECARX Holdings Inc.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

SPAC:

COVA Acquisition Corp.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

Sponsor:

COVA Acquisition Sponsor LLC

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

Holder:

[ ]

By:
Name:
Title:

Address for Notices:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

Holder:

[ ]

By:
Name:
Title:

Address for Notices:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

Holder:

[ ]

By:
Name:
Title:

Address for Notices:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

Holder:

[ ]

By:
Name:
Title:

Address for Notices:

[Signature Page to Registration Rights Agreement]

Exhibit D
Form of First Plan of Merger

The Companies Act (As Revised) of the Cayman Islands

Plan of Merger

THIS PLAN OF MERGER (the "Plan of Merger") is made on [●].

BETWEEN

(1)	COVA Acquisition Corp., an exempted company incorporated under the laws of the Cayman Islands, with its registered office situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the "Surviving Company"); and

(2)	Ecarx Temp Limited, an exempted company incorporated under the laws of the Cayman Islands, with its registered office situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the "Merging Company").

WHEREAS

(a)	The Merging Company and the Surviving Company are entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the "Companies Act").

(b)	The sole director of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the "Merger"), upon the terms and subject to the conditions of the agreement and plan of merger dated [●] between ECARX Holdings Inc., Ecarx&Co Limited, the Surviving Company and the Merging Company (the "Agreement") and this Plan of Merger and pursuant to provisions of the Companies Act.

(c)	The sole shareholder of the Merging Company and the shareholders of the Surviving Company have authorized this Plan of Merger pursuant to the Companies Act.

NOW THEREFORE THIS PLAN OF MERGER PROVIDES AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1.	Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement, a copy of which is annexed at Annexure 1 hereto.

2.	CONSTITUENT COMPANIES

2.1.	The constituent companies (as defined in the Companies Act) to this Merger are the Surviving Company and the Merging Company (together the "Constituent Companies" and each a "Constituent Company").

3.	THE SURVIVING COMPANY

3.1.	The surviving company (as defined in the Companies Act) is the Surviving Company.

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4.	RIGISTERED OFFICE

4.1.	The registered office of the Surviving Company is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the registered office of the Merging Company is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

5.	AUTHORISED AND ISSUED SHARE CAPITAL

5.1.	Immediately prior to the Effective Date (as defined below), the authorised share capital of the Surviving Company is US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each ("Class A Ordinary Shares"), 50,000,000 Class B ordinary shares of a par value of US$0.0001 each ("Class B Ordinary Shares") and 5,000,000 preference shares of a par value of US$0.0001 each ("Preference Shares"), of which [●] Class A Ordinary Shares and [●] Class B Ordinary Shares have been issued and fully paid and no Preference Shares have been issued.

5.2.	Immediately prior to the Effective Date, the authorised share capital of the Merging Company is US$50,000 divided into 10,000,000,000 shares of a par value of US$0.000005 each, of which 1 share has been issued and fully paid.

5.3.	From the Effective Date, the authorised share capital of the Surviving Company shall be US$50,000 divided into 10,000,000,000 shares of a par value of US$0.000005 each.

6.	EFFECTIVE DATE

6.1.	The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar of the Companies in accordance with section 233(13) of the Companies Act or at such later time permitted by the Companies Act as may be agreed by the Constituent Companies in writing (the "Effective Date").

7.	TERMS AND CONDITIONS; SHARE RIGHTS

7.1.	The terms and conditions of the Merger, including the manner and basis of converting shares in each Constituent Company into shares in the Surviving Company or into other property, are set out in the Agreement, in particular it is noted that at the Effective Date:

7.1.1.	immediately prior to the Effective Date, each SPAC Class B Ordinary Share (after giving effect to the Sponsor Shares Forfeiture) shall be automatically converted into one SPAC Class A Ordinary Share in accordance with the terms of the SPAC Charter (such automatic conversion, the "SPAC Class B Conversion") and each SPAC Class B Ordinary Share shall no longer be outstanding and shall automatically be cancelled, and each former holder of SPAC Class B Ordinary Shares shall thereafter cease to have any rights with respect to such shares;

7.1.2.	on the Effective Date, each SPAC Unit outstanding immediately prior to the Effective Date shall be automatically detached and the holder thereof shall be deemed to hold one SPAC Class A Ordinary Share and one-half of a SPAC Warrant in accordance with the terms of the applicable SPAC Unit (the "Unit Separation"), which underlying SPAC Securities shall be adjusted in accordance with the applicable terms of Section 2.3 of the Agreement; provided that no fractional SPAC Warrant will be issued in connection with the Unit Separation such that if a holder of SPAC Units would be entitled to receive a fractional SPAC Warrant upon the Unit Separation, the number of SPAC Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of SPAC Warrants;

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7.1.3.	immediately following the separation of each SPAC Unit, each SPAC Class A Ordinary Share (which, for the avoidance of doubt, includes the SPAC Class A Ordinary Shares (A) issued in connection with the SPAC Class B Conversion and (B) held as a result of the Unit Separation) issued and outstanding immediately prior to the Effective Date (other than any SPAC Shares referred to in paragraph 7.1.5, Redeeming SPAC Shares and Dissenting SPAC Shares) shall automatically be cancelled and cease to exist in exchange for the right to receive one newly issued, fully paid and non-assessable Company Class A Ordinary Share. As of the Effective Date, each SPAC Shareholder shall cease to have any other rights in and to such SPAC Shares, except as expressly provided herein;

7.1.4.	each SPAC Warrant (which, for the avoidance of doubt, includes the SPAC Warrants held as a result of the Unit Separation) outstanding immediately prior to the Effective Date shall cease to be a warrant with respect to SPAC Ordinary Shares and be assumed by the Company and converted into a warrant to purchase one Company Class A Ordinary Share (each, a "Company Warrant"). Each Company Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such SPAC Warrant immediately prior to the Effective Date (including any repurchase rights and cashless exercise provisions) in accordance with the provisions of the Assignment, Assumption and Amendment Agreement;

7.1.5.	if there are any SPAC Shares that are owned by SPAC as treasury shares or any SPAC Shares owned by any direct or indirect Subsidiary of SPAC immediately prior to the Effective Date, such SPAC Shares shall be cancelled and shall cease to exist without any conversion thereof or payment or other consideration therefor;

7.1.6.	each Redeeming SPAC Share issued and outstanding immediately prior to the Effective Date shall automatically be cancelled and cease to exist and shall thereafter represent only the right to be paid a pro rata share of the SPAC Shareholder Redemption Amount in accordance with SPAC’s Charter;

7.1.7.	each Dissenting SPAC Share issued and outstanding immediately prior to the Effective Date held by a Dissenting SPAC Shareholder shall automatically be cancelled and cease to exist in accordance with Section 2.7(a) of the Agreement and shall thereafter represent only the right to be paid the fair value of such Dissenting SPAC Share and such other rights as are granted by the Companies Act; and

7.1.8.	each ordinary share, par value US$0.000005 per share, of the Merging Company, issued and outstanding immediately prior to the Effective Date shall continue existing and constitute the only issued and outstanding share in the capital of Surviving Company.

7.2.	The rights and restrictions attaching to the shares in the Surviving Company are set out in the Second Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

7.3.	The Amended and Restated Memorandum and Articles of Association of the Surviving Company shall be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form annexed at Annexure 2 hereto on the Effective Date.

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8.	PROPERTY

8.1.	On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

9.	DIRECTORS BENEFITS

9.1.	There are no amounts or benefits which are or shall be paid or payable to any director or manager of either Constituent Company upon the Merger becoming effective.

10.	SECURITY INTERESTS

10.1.	The Merging Company has granted no fixed or floating security interests that are outstanding as of the date of this Plan of Merger.

10.2.	The Surviving Company has granted no fixed or floating security interests that are outstanding as of the date of this Plan of Merger.

11.	DIRECTORS OF THE SURVIVING COMPANY

11.1.	The name and address of the sole director of the Surviving Company are:

11.1.1.	SHEN Ziyu of Room 503, No. 12, Lane 800, Zunyi Road, Changning District, Shanghai, China.

12.	APPROVAL AND AUTHORISATION

12.1.	This Plan of Merger has been approved by the sole director of the Merging Company and the board of directors of the Surviving Company pursuant to section 233(3) of the Companies Act.

12.2.	This Plan of Merger has been authorised by the sole shareholder of the Merging Company and the shareholders of the Surviving Company pursuant to section 233(6) of the Companies Act.

13.	AMENDMENTS AND RIGHT OF TERMINATION

13.1.	At any time prior to the Effective Date, this Plan of Merger may be:

13.1.1.	terminated by the board of directors of either the Surviving Company or the Merging Company, provided that such termination is in accordance with Article IX of the Agreement;

13.1.2.	amended by the directors of both the Surviving Company and the Merging Company to:

13.1.2.1.	change the name of the Surviving Company;

13.1.2.2.	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

13.1.2.3.	effect any other changes to this Plan of Merger required to give effect to any amendment to the Agreement made in accordance with Section 10.12 of the Agreement.

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14.	COUNTERPARTS

14.1.	This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

15.	GOVERNING LAW

15.1.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Remainder of page intentionally left blank]

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In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by:	)

Duly authorised for and on behalf of	)

COVA Acquisition Corp.	)

	)	Name:

	)	Title: Director

6

SIGNED by:	)

Duly authorised for and on behalf of	)

Ecarx Temp Limited	)

	)	Name:

	)	Title: Director

7

Annexure 1

Agreement and Plan of Merger

1

Annexure 2

Second Amended and Restated Memorandum and Articles of Association

2

Exhibit E
Form of Second Plan of Merger

The Companies Act (As Revised) of the Cayman Islands

Plan of Merger

THIS PLAN OF MERGER (the "Plan of Merger") is made on [●].

BETWEEN

(1)	Ecarx&Co Limited, an exempted company incorporated under the laws of the Cayman Islands, with its registered office situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the "Surviving Company"); and

(2)	COVA Acquisition Corp., an exempted company incorporated under the laws of the Cayman Islands, with its registered office situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the "Merging Company").

WHEREAS

(a)	The Merging Company and the Surviving Company are entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the "Companies Act").

(b)	The sole director of the Merging Company and the sole director of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the "Merger"), upon the terms and subject to the conditions of the agreement and plan of merger dated [●] between ECARX Holdings Inc., Ecarx Temp Limited, the Surviving Company and the Merging Company (the "Agreement") and this Plan of Merger and pursuant to provisions of the Companies Act.

(c)	The sole shareholder of the Merging Company and the sole shareholder of the Surviving Company have duly authorized this Plan of Merger.

NOW THEREFORE THIS PLAN OF MERGER PROVIDES AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1.	Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement, a copy of which is annexed at Annexure 1 hereto.

2.	CONSTITUENT COMPANIES

2.1.	The constituent companies (as defined in the Companies Act) to this Merger are the Surviving Company and the Merging Company (together the "Constituent Companies" and each a "Constituent Company").

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3.	THE SURVIVING COMPANY

3.1.	The surviving company (as defined in the Companies Act) is the Surviving Company.

4.	RIGISTERED OFFICE

4.1.	The registered office of the Surviving Company is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the registered office of the Merging Company is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

5.	AUTHORISED AND ISSUED SHARE CAPITAL

5.1.	Immediately prior to the Effective Date (as defined below), the authorised share capital of the Surviving Company is US$50,000 divided into 10,000,000,000 shares of a par value of US$0.000005 each, of which 1 share has been issued and fully paid.

5.2.	Immediately prior to the Effective Date, the authorised share capital of the Merging Company shall be US$50,000 divided into 10,000,000,000 shares of a par value of US$0.000005 each, of which 1 share has been issued and fully paid.

5.3.	From the Effective Date, the authorised share capital of the Surviving Company shall be US$50,000 divided into 10,000,000,000 shares of a par value of US$0.000005 each.

6.	EFFECTIVE DATE

6.1.	The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar of the Companies in accordance with section 233(13) of the Companies Act or at such later time permitted by the Companies Act as may be agreed by the Constituent Companies in writing (the "Effective Date").

7.	TERMS AND CONDITIONS; SHARE RIGHTS

7.1.	The terms and conditions of the Merger, including the manner and basis of converting shares in each Constituent Company into shares in the Surviving Company or into other property, are set out in the Agreement, in particular it is noted that at the Effective Date each ordinary share of the Merging Company that is issued and outstanding immediately prior to the Second Effective Time will be automatically cancelled and cease to exist without any payment therefor. Each ordinary share, par value US$0.000005 per share, of the Surviving Company immediately prior to the Second Effective Time shall remain outstanding and continue existing and constitute the only issued and outstanding share capital of the Surviving Company and shall not be affected by the Second Merger.

7.2.	The rights and restrictions attaching to the shares in the Surviving Company are set out in the Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

7.3.	The Memorandum and Articles of Association of the Surviving Company immediately prior to the Merger shall be its Memorandum and Articles of Association after the Merger.

8.	PROPERTY

8.1.	On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

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9.	DIRECTORS BENEFITS

9.1.	There are no amounts or benefits which are or shall be paid or payable to any director or manager of either Constituent Company upon the Merger becoming effective.

10.	SECURITY INTERESTS

10.1.	The Merging Company has granted no fixed or floating security interests that are outstanding as of the date of this Plan of Merger.

10.2.	The Surviving Company has granted no fixed or floating security interests that are outstanding as of the date of this Plan of Merger.

11.	DIRECTORS OF THE SURVIVING COMPANY

11.1.	The name and address of the sole director of the Surviving Company are:

11.1.1.	SHEN Ziyu of Room 503, No. 12, Lane 800, Zunyi Road, Changning District, Shanghai, China.

12.	APPROVAL AND AUTHORISATION

12.1.	This Plan of Merger has been approved by the sole director of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Companies Act.

12.2.	This Plan of Merger has been authorised by the sole shareholder of each of the Surviving Company and the Merging Company pursuant to section 233(6) of the Companies Act.

13.	AMENDMENTS AND RIGHT OF TERMINATION

13.1.	At any time prior to the Effective Date, this Plan of Merger may be:

13.1.1.	terminated by the sole director of either the Surviving Company or the Merging Company, provided that such termination is in accordance with Article IX of the Agreement;

13.1.2.	amended by the sole director of both the Surviving Company and the Merging Company to:

13.1.2.1.	change the name of the Surviving Company;

13.1.2.2.	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

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13.1.2.3.	effect any other changes to this Plan of Merger required to give effect to any amendment to the Agreement made in accordance with Section 10.12 of the Agreement.

14.	COUNTERPARTS

14.1.	This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

15.	GOVERNING LAW

15.1.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Remainder of page intentionally left blank]

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In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by:	)

Duly authorised for and on behalf of	)

Ecarx&Co Limited	)

	)	Name: SHEN Ziyu

	)	Title: Director

5

SIGNED by:	)

Duly authorised for and on behalf of	)

COVA Acquisition Corp.	)

	)	Name:

	)	Title: Director

6

Annexure 1

Agreement and Plan of Merger

7

Annexure 2

Memorandum and Articles of Association of the Surviving Company

8

Exhibit F
Form of A&R Company Charter

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SEVENTH AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

ECARX HOLDINGS INC.

(adopted by a Special Resolution dated [●] and effective on [●])

1.	The name of the Company is ECARX Holdings Inc.

2.	The Registered Office of the Company will be situated at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Island, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.	The authorized share capital of the Company is US$50,000 divided into 10,000,000,000 shares comprising of (i) 8,000,000,000 Class A Ordinary Shares of a par value of US$0.000005 each, (ii) 1,000,000,000 Class B Ordinary Shares of a par value of US$0.000005 each, and (iii) 1,000,000,000 shares of a par value of US$0.000005 each of such class or classes (however designated) as the Board of Directors may determine in accordance with the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.	Capitalized terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SEVENTH AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

ECARX HOLDINGS INC.

(adopted by a Special Resolution dated [●] and effective on [●])

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Affiliate”	means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty percent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles”	means these Articles of Association of the Company, as amended or substituted from time to time;

“Board” or “Board of Directors”	means the board of Directors of the Company;

“Chairperson”	means the chairperson of the Board;

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“Class A Ordinary Share”	means an Ordinary Share of a par value of US$0.000005 in the capital of the Company, designated as a Class A Ordinary Share and having the rights, benefits and privileges provided for in these Articles;

“Class B Ordinary Share”	means an Ordinary Share of a par value of US$0.000005 in the capital of the Company, designated as a Class B Ordinary Share and having the rights, benefits and privileges provided for in these Articles;

“Co-Founder”	means each of Mr. Shufu Li and Mr. Ziyu Shen;

“Co-Founder Affiliate”

means, with respect to a Co-Founder:

(a)       any Person in respect of which such Co-Founder has, directly or indirectly:

(i)       control with respect to the voting of all the Class B Ordinary Shares held or to be transferred to such Person;

(ii)      the ability to direct or cause the direction of the management and policies of such Person or any other Person having the authority referred to in the preceding clause (b)(i) (whether by contract, as executor, trustee, trust protector or otherwise); or

(iii)     the operational or practical control of such Person, including through the right to appoint, designate, remove or replace the Person having the authority referred to in the preceding clauses (b)(i) or (ii);

(b)       any trust the beneficiaries of which consist primarily of such Co-Founder, his or her Family Members, and/or any Persons controlled directly or indirectly controlled by such a trust; or

(c)       any Person controlled by a trust described in the immediately preceding clause (b);

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Communication Facilities”	means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other;

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Company”	means ECARX Holdings Inc., a Cayman Islands exempted company;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been notified to the Shareholders;

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“Designated Stock Exchange”	means NASDAQ or any other internationally recognized stock exchange on which the Company’s securities are traded;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any securities of the Company on the Designated Stock Exchange;

“Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a Board or as a committee thereof;

“electronic”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“electronic record”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Family Members”	means and includes only the following individuals: the applicable individual, the spouse of the applicable individual (including former spouses), the parents of the applicable individual, the lineal descendants of the applicable individual, the siblings of the applicable individual, and the lineal descendants of a sibling of the applicable individual. For purposes of the preceding sentence, the descendants of any individual shall include adopted individuals and their issue but only if the adopted individual was adopted prior to attaining age 18;

“Memorandum of Association”	means the Memorandum of Association of the Company, as amended or substituted from time to time;

“Ordinary Resolution”

means a resolution:

(a)       passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with these Articles; or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

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“Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Present”	means in respect of any Person, such Person’s presence at a general meeting of Shareholders (or any meeting of the holders of any class of Shares), which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities;

“Register”	means the Register of Members of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”	means a share in the share capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder”	means a Person who is registered as the holder of one or more Shares in the Register;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

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“Special Resolution”

means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)       passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b)      approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and

“Virtual Meeting”	means any general meeting of the Shareholders (or any meeting of the holders of any class of Shares) at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairperson of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

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(h)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)	any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act; and

(j)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortized over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Shareholders, cause the Company to:

(a)	issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)	grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

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(c)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

9.	The Directors may authorize the division of Shares into any number of classes and the different classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different classes (if any) may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 18, the Directors may issue from time to time, out of the authorized share capital of the Company (other than the authorized but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Shareholders; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Shareholders upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

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(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgment of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12.	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as a single class on all resolutions submitted to a vote by the Shareholders. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company.

13.	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares.

14.	Any number of Class B Ordinary Shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A Ordinary Shares upon the occurrence of any of the following:

(a)	any direct or indirect sale, transfer, assignment or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person that is not a Co-Founder or a Co-Founder Affiliate; provided, that any such direct or indirect sale, transfer, assignment or disposition to a Co-Founder Affiliate, shall result in the automatic and immediate conversion of the Class B Ordinary Shares into an equal number of Class A Ordinary Shares if the Co-Founder does not continue to have sole dispositive power and exclusive voting control over the Class B Ordinary Shares after such sale, transfer, assignment or disposition;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (a) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a Person other than the Co-Founder holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares;

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(b)	any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person that is not a Co-Founder or a Co-Founder Affiliate; provided, that any such direct or indirect sale, transfer, assignment or disposition to a Co-Founder Affiliate, shall result in the automatic and immediate conversion of the Class B Ordinary Shares into an equal number of Class A Ordinary Shares if the Co-Founder does not continue to have sole dispositive power and exclusive voting control over the Class B Ordinary Shares after such sale, transfer, assignment or disposition; or

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class B Ordinary Shares that is an entity to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (b) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a Person other than the Co-Founder holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets.

15.	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation and re-classification of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

16.	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

17.	Save and except for voting rights and conversion rights as set out in Articles 12 to 16 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

MODIFICATION OF RIGHTS

18.	Whenever the capital of the Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued Shares of that class or with the sanction of a Special Resolution passed at a separate meeting of the holders of the Shares of that class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third (1/3) in nominal or par value amount of the issued Shares of the relevant class (provided that if at any adjourned meeting of such holders a quorum as above defined is not Present, those Shareholders who are Present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that class, every Shareholder of that class shall on a poll have one (1) vote for each Share of that class held by him. For the purposes of this Article the Directors may treat all classes or any two or more classes as forming one class if they consider that all such classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes.

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19.	The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that class, be deemed to be materially and adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any class by the Company. The rights of the holders of Shares shall not be deemed to be materially and adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

CERTIFICATES

20.	The Shares will be issued in fully registered, book-entry form. Certificates will not be issued unless the Directors determine otherwise. All share certificates (if any) shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Shareholder entitled thereto at the Shareholder’s registered address as appearing in the Register.

21.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

22.	Any two or more certificates representing Shares of any one class held by any Shareholder may at the Shareholder’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.

23.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Shareholder upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

24.	In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

25.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

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LIEN

26.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

27.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

28.	For giving effect to any such sale the Directors may authorize a Person to transfer the Shares sold to the purchaser thereof. The purchaser or the purchaser’s nominee shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

29.	The proceeds of the sale after deduction of expenses, fees and commissions incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

30.	Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

31.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

32.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent (8%) per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

33.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

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34.	The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

35.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent (8%) per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Shareholder paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

36.	If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

37.	The notice shall name a further day (not earlier than the expiration of fourteen calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

38.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

39.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

40.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

41.	A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

42.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favor of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

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43.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

44.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

45.	(a)	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(b)	The Directors may also decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

46.	The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty (30) calendar days in any calendar year.

47.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three (3) calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

48.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognized by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognized by the Company as having any title to the Share.

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49.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

50.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS

51.	The Company shall be entitled to charge a fee not exceeding one U.S. dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

52.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such classes and amount, as the resolution shall prescribe.

53.	The Company may by Ordinary Resolution:

(a)	increase its share capital by new Shares of such amount as it thinks expedient;

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum of Association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

54.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Act.

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REDEMPTION, PURCHASE AND SURRENDER OF SHARES

55.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Ordinary Resolution;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Shareholders by Ordinary Resolution, or are otherwise authorized by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of its capital, profits or the proceeds of a fresh issue of Shares.

56.	The redemption or purchase of any Share shall not oblige the Company to redeem or purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

57.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

58.	Unless the Directors determine otherwise, any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

59.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

60.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

61.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

62.	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Shareholders on a winding up) may be declared or paid in respect of a Treasury Share.

GENERAL MEETINGS

63.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

64.	(a)	The Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

(b)	At these meetings the report of the Directors (if any) shall be presented.

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65.	(a)	The Chairperson or the Directors (acting by a resolution of the Board) may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)	A Shareholders’ requisition is a requisition of Shareholders holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company.

(c)	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-third (1/3) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said twenty-one (21) calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

66.	At least seven (7) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a majority of the Shareholders having a right to attend and vote at the meeting and Present at the meeting.

67.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

68.	No business except for the appointment of a chairperson for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all Shares in issue and entitled to vote at such general meeting Present shall be a quorum for all purposes; provided, that the presence in person or by proxy of holders of a majority of Class B Ordinary Shares shall be required in any event.

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69.	If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting shall be dissolved.

70.	If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, attendance and participation in any general meeting of the Company may be by means of Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communication Facilities will be utilized (including any Virtual Meeting) must disclose the Communication Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilize such Communication Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

71.	The Chairperson, if any, shall preside as chairperson at every general meeting of the Company. If there is no such Chairperson, or if at any general meeting he is not Present within fifteen (15) minutes after the time appointed for holding the meeting or is unwilling to act as chairperson of the meeting, any Director or Person nominated by the Directors shall preside as chairperson of that meeting, failing which the Shareholders Present shall choose any Person Present to be chairperson of that meeting.

72.	The chairperson of any general meeting (including any Virtual Meeting) shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairperson of such general meeting, in which event the following provisions shall apply:

72.1	The chairperson of the meeting shall be deemed to be Present at the meeting; and

72.2	If the Communication Facilities are interrupted or fail for any reason to enable the chairperson of the meeting to hear and be heard by all other Persons participating in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairperson of the meeting for the remainder of the meeting; provided that if no other Director is Present at the meeting, or if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board of Directors.

73.	The chairperson of the meeting may with the consent of any general meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

74.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

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75.	At any general meeting a resolution put to the vote of the meeting shall be decided by way of a poll and not on a show of hands.

76.	A poll shall be taken in such manner as the chairperson of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

77.	All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, the chairperson of the meeting shall be entitled to a second or casting vote.

VOTES OF SHAREHOLDERS

78.	Subject to any rights and restrictions for the time being attached to any Share, every Shareholder Present at the meeting shall have one (1) vote for each Class A Ordinary Share and ten (10) votes for each Class B Ordinary Share of which he is the holder.

79.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

80.	Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted by his committee or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

81.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

82.	On a poll votes may be given either personally or by proxy.

83.	Each Shareholder, other than a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Shareholder.

84.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

85.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than forty-eight (48)hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than twenty-four (24) hours before the time appointed for the taking of the poll; or

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(c)	where the poll is not taken forthwith but is taken not more than forty-eight (48) hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairperson of the meeting or to the secretary or to any Director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairperson of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

86.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

87.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

88.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorize such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

89.	If a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Shareholder of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any class of Shareholders provided that, if more than one Person is so authorized, the authorization shall specify the number and class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Shareholder holding the number and class of Shares specified in such authorization.

DIRECTORS

90.	(a)	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) Directors, the exact number of Directors to be determined from time to time by the Board of Directors.

(b)	The Board of Directors shall elect and appoint a Chairperson by a majority of the Directors then in office, and the period for which the Chairperson will hold office will also be determined by a majority of all of the Directors then in office. The Chairperson shall preside as chairperson at every meeting of the Board of Directors. To the extent the Chairperson is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairperson of the meeting.

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(c)	The Company may by Ordinary Resolution appoint any person to be a Director.

(d)	The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board, or as an addition to the existing Board.

(e)	An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

91.	A Director may be removed from office by Ordinary Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

92.	The Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

93.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Shareholder of the Company shall nevertheless be entitled to attend and speak at general meetings.

94.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

95.	The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR OR PROXY

96.	Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

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97.	Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairperson of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

98.	Subject to the Companies Act, these Articles and any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

99.	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer and chief financial officer, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

100.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Shareholders by Ordinary Resolution.

101.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

102.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such Person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorize any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

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103.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

104.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

105.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

106.	Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

107.	The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

108.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

109.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

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110.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

111.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or

(e)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

112.	The Directors may meet together (either within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one (1) vote. In case of an equality of votes the Chairperson shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

113.	A Director may participate in any meeting of the Board of Directors, or of any committee appointed by the Directors of which such Director is a member, by means of Communication Facilities and such participation shall be deemed to constitute presence in person at the meeting.

114.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office, including the Chairperson; provided, however, a quorum shall nevertheless exist at a meeting at which a quorum would exist but for the fact that the Chairperson is voluntarily absent from the meeting and notifies the Board of his decision to be absent from that meeting, before or at the meeting. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

115.	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairperson of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

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116.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

117.	Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorize a Director or his firm to act as auditor to the Company.

118.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

119.	When the chairperson of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

120.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

121.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

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122.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairperson of its meetings. If no such chairperson is elected, or if at any meeting the chairperson is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their members to be chairperson of the meeting.

123.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairperson shall have a second or casting vote.

124.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

125.	A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairperson or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

DIVIDENDS

126.	Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor.

127.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

128.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

129.	Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

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130.	The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

131.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

132.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

133.	No dividend shall bear interest against the Company.

134.	Any dividend unclaimed after a period of six (6) calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

135.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

136.	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

137.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorized by the Directors or by Special Resolution.

138.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

139.	The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

140.	Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

141.	The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Shareholders.

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142.	The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALIZATION OF RESERVES

143.	Subject to the Companies Act, the Directors may:

(a)	resolve to capitalize an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)	appropriate the sum resolved to be capitalized to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalized reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorize a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalization, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalized) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

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SHARE PREMIUM ACCOUNT

144.	The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

145.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

146.	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognized courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

147.	Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognized courier service.

148.	Any Shareholder Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

149.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognized courier service, shall be deemed to have been served forty-eight (48) hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

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150.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

151.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

152.	Subject to the relevant laws, rules and regulations applicable to the Company, no Shareholder shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Shareholders to communicate to the public.

153.	Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Shareholders including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

154.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

155.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

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(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

FINANCIAL YEAR

156.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

NON-RECOGNITION OF TRUSTS

157.	No Person shall be recognized by the Company as holding any Share upon any trust (other than any trust recognized as a Co-Founder Affiliate) and the Company shall not, unless required by law, be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

158.	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Shareholders in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and subject to Article 159, determine how the division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any asset upon which there is a liability.

159.	If the Company shall be wound up, and the assets available for distribution amongst the Shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Shareholders in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Shareholders in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions. .

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AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

160.	Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend the Memorandum of Association or these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

161.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty (30) calendar days in any calendar year.

162.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

163.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

164.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

165.	The Directors, or any service providers (including the officers, the Secretary and the registered office provider of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

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MERGERS AND CONSOLIDATION

166.	The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Companies Act) upon such terms as the Directors may determine and (to the extent required by the Companies Act) with the approval of a Special Resolution.

EXCLUSIVE FORUM

167.	Unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) whether arising out of or in connection with these Articles or otherwise, including any questions regarding their existence, validity, formation or termination. For the avoidance of doubt and without limiting the jurisdiction of the Cayman Courts to hear, settle and/or determine disputes related to the Company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, or other employee of the Company to the Company or the Shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

168.	Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring depositary shares representing the Company’s Shares issued pursuant to relevant deposit agreements, shall be deemed to have notice of and consented to the provisions of this Article and Article 167 above. Without prejudice to the foregoing, if any part of this Article and Article 167 is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article and Article 167 shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.

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Exhibit H
Form of Assignment, Assumption and Amendment Agreement

ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

THIS ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT (this “Agreement”) is made and entered into as of [___], 2022, by and among (i) COVA Acquisition Corp., a Cayman Islands exempted company (the “SPAC”), (ii) ECARX Holdings Inc., a Cayman Islands exempted company (the “Company”), and (iii) Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as warrant agent (the “Warrant Agent”). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Warrant Agreement (as defined below) (and if such term is not defined in the Warrant Agreement, then the Merger Agreement (as defined below)).

RECITALS

WHEREAS, SPAC and the Warrant Agent are parties to that certain Warrant Agreement, dated as of February 4, 2021 (as amended, including without limitation by this Agreement, the “Warrant Agreement”), pursuant to which the Warrant Agent agreed to act as the SPAC’s warrant agent with respect to the issuance, registration, transfer, exchange, redemption and exercise of (i) warrants to purchase ordinary shares of the SPAC issued in SPAC’s initial public offering (“IPO”) (the “Public Warrants”), (ii) warrants to purchase ordinary shares underlying the units of SPAC acquired by COVA Acquisition Sponsor LLC (the “Sponsor”), in a private placement concurrent with the IPO (the “Private Placement Warrants”), and (iii) warrants to purchase ordinary shares issuable to the Sponsor or an affiliate of the Sponsor or certain officers and directors of SPAC upon conversion of up to $1,000,000 of working capital loans (the “Working Capital Warrants” and together with the Public Warrants and the Private Placement Warrants, the “Warrants”);

WHEREAS, on [____], 2022, (i) SPAC, (ii) the Company, (iii) Ecarx Temp Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company (“Merger Sub 1”), and (iv) Ecarx&Co Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company (“Merger Sub 2”), entered into that certain Agreement and Plan of Merger (as it may be amended after the date hereof, the “Merger Agreement”);

WHEREAS, pursuant to the Merger Agreement, upon the consummation of the transactions contemplated thereby (the “Closing”), among other matters and subject to the terms and conditions thereof, (a) Merger Sub 1 will merge with and into SPAC (the “First Merger”), with SPAC being the surviving entity, and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, SPAC, in its capacity as the surviving entity of the First Merger, will merge with and into Merger Sub 2 (the “Second Merger” and together with the First Merger, collectively, the “Mergers”), with Merger Sub 2 being the surviving entity, and as a result of which, among other matters, (i) Merger Sub 2, in its capacity as the surviving entity of the Second Merger, shall remain a wholly-owned subsidiary of the Company and (ii) each SPAC Class A Ordinary Share (which includes each SPAC Class A Ordinary Share (A) issued in connection with the SPAC Class B Conversion and (B) held as a result of the Unit Separation) immediately prior to the effective time of the First Merger (the “Effective Time”) shall automatically be cancelled and cease to exist in exchange for the right to receive one newly issued, fully paid and non-assessable class A ordinary shares, par value $0.000005 per share, of the Company (together with any other securities of the Company or any successor entity issued in consideration of (including as a stock split, dividend or distribution) or in exchange for any of such securities, the “Company Class A Ordinary Shares”), all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the provisions of applicable law;

WHEREAS, upon consummation of the Mergers, as provided in the Merger Agreement and Section 4.5 of the Warrant Agreement, each of the issued and outstanding Warrants will no longer be exercisable for SPAC Ordinary Shares (as defined in the Merger Agreement) but instead will be exercisable (subject to the terms and conditions of the Warrant Agreement as amended hereby) for the same number of Company Class A Ordinary Shares at the same exercise price per share; and

WHEREAS, the Company Class A Ordinary Shares constitute an Alternative Issuance as defined in said Section 4.5 of the Warrant Agreement;

WHEREAS, all references to “Ordinary Shares” in the Warrant Agreement (including all Exhibits thereto) shall mean the Company Class A Ordinary Shares;

WHEREAS, the board of directors of SPAC has determined that the consummation of the transactions contemplated by the Merger Agreement will constitute a Business Combination (as defined in the Warrant Agreement); and

WHEREAS, in connection with the Mergers, SPAC desires to assign all of its right, title and interest in the Warrant Agreement to the Company, and the Company wishes to accept such assignment and assume all the liabilities and obligations of SPAC under the Warrant Agreement with the same force and effect as if the Company were initially a party to the Warrant Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1.             Assignment and Assumption; Consent.

(a)            Assignment and Assumption. SPAC hereby assigns to the Company all of SPAC’s right, title and interest in and to the Warrant Agreement and the Warrants (each as amended hereby) as of the Effective Time. The Company hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of SPAC’s liabilities and obligations under the Warrant Agreement and the Warrants (each as amended hereby) arising from and after the Effective Time with the same force and effect as if the Company were initially a party to the Warrant Agreement.

(b)            Consent. The Warrant Agent hereby consents to the assignment of the Warrant Agreement and the Warrants by SPAC to the Company and the assumption by the Company of the SPAC’s obligations under the Warrant Agreement pursuant to Section 1(a) hereof effective as of the Effective Time, the assumption of the Warrant Agreement and Warrants by the Company from SPAC pursuant to Section 1(a) hereof effective as of the Effective Time, and to the continuation of the Warrant Agreement and Warrants in full force and effect from and after the Effective Time, subject at all times to the Warrant Agreement and Warrants (each as amended hereby) and to all of the provisions, covenants, agreements, terms and conditions of the Warrant Agreement and this Agreement.

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2.             Amendments to Warrant Agreement. The parties hereto hereby agree to the following amendments to the Warrant Agreement and acknowledge and agree that the amendments to the Warrant Agreement set forth in this Section 2 (i) are necessary and desirable and do not adversely affect the rights of the Registered Holders under the Warrant Agreement in any material respect and (ii) are to provide for the delivery of Alternative Issuance pursuant to Section 4.5 of the Warrant Agreement:

(a)            Preamble and References to the “Company”. The preamble of the Warrant Agreement is hereby amended by deleting “COVA Acquisition Corp.” and replacing it with “ECARX Holdings Inc.”. As a result thereof, all references to the “Company” in the Warrant Agreement (including all exhibits thereto) shall be amended such that they refer to the Company rather than SPAC.

(b)            Recitals. The recitals on pages one and two of the Warrant Agreement are hereby deleted and replaced in their entirety as follows:

“WHEREAS, on February 4, 2021, COVA Acquisition Corp. (“COVA”) entered into that certain Private Placement Warrants Purchase Agreement with COVA Acquisition Sponsor, a Cayman Islands limited liability company, (the “Sponsor”), pursuant to which the Sponsor agreed to purchase an aggregate of 7,725,000 warrants (or up to 8,875,000 warrants if the Over-allotment Option (as defined below) in connection with the Public Offering (as defined below) is exercised in full) simultaneously with the closing of the Public Offering (and the closing of the Over-allotment Option, if applicable) bearing the legend set forth in Exhibit B hereto (the “Private Placement Warrants”) at a purchase price of $1.00 per Private Placement Warrant; and

WHEREAS, in order to finance COVA’s transaction costs in connection with an intended initial merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, involving the Company and one or more businesses, the Sponsor or an affiliate of the Sponsor or certain of COVA’s officers and directors could, but were not obligated to, loan COVA funds as COVA required, of which up to $1,000,000 of such loans may be convertible into up to an additional 1,000,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant (the “Working Capital Warrants”); and

WHEREAS, COVA consummated an initial public offering (the “Public Offering”) of units of COVA’s equity securities, each such unit comprised of one Class A ordinary share and one-half of one Public Warrant (as defined below) (the “Units”) and, in connection therewith, issued and delivered up to 15,007,500 warrants (including up to 1,957,500 warrants subject to the Over-allotment Option) to public investors in the Public Offering (the “Public Warrants” and together with the Private Placement Warrants and Working Capital Warrants, the “COVA Warrants”). Each whole COVA Warrant entitles the holder thereof to purchase one Class A ordinary share of COVA for $11.50 per share, subject to adjustment. Only whole warrants are exercisable; and

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WHEREAS, COVA has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1, File No. 333-252273 (the “Registration Statement”) and prospectus (the “Prospectus”), for the registration, under the Securities Act of 1933, as amended (the “Securities Act”), of the Units, and the Public Warrants and the Class A ordinary shares included in the Units; and

WHEREAS, on [____], 2022, (i) SPAC, (ii) the Company, (iii) Ecarx&Co Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company (“Merger Sub 1”), and (iv) Ecarx Temp Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company (“Merger Sub 2”), entered into that certain Agreement and Plan of Merger (as it may be amended after the date hereof, the “Merger Agreement”) and, as a result, all Class A ordinary shares of COVA shall be exchanged for the right to receive class A ordinary shares, par value $0.000005 per share, of the Company (“Company Class A Ordinary Shares”); and

WHEREAS, pursuant to the Merger Agreement and Section 4.5 of this Agreement, immediately after the First Effective Time (as defined in the Merger Agreement), each of the issued and outstanding COVA Warrants will no longer be exercisable for Ordinary Shares but instead will become exercisable (subject to the terms and conditions of this Agreement) for Company Class A Ordinary Shares (each a “Warrant” and collectively, the “Warrants”); and

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants; and

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent, and the holders of the Warrants; and

WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent, as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:”

(c)            Detachability of Warrants. Section 2.4 of the Warrant Agreement is hereby deleted and replaced with the following: “[INTENTIONALLY OMITTED]”

(d)            Reference to Ordinary Shares. All references to “Ordinary Shares” in the Warrant Agreement (including all Exhibits thereto) shall mean Company Class A Ordinary Shares.

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(e)            Reference to Business Combination. All references to “Business Combination” in the Warrant Agreement (including all Exhibits thereto) shall be references to the transactions contemplated by the Merger Agreement, and references to “the completion of the Business Combination” and all variations thereof in the Warrant Agreement (including all Exhibits thereto) shall be references to the closing of the transactions contemplated by the Merger Agreement.

(f)            Notices. Section 9.2 of the Warrant Agreement is hereby amended to delete the address of the Company for notices under the Warrant Agreement and instead add the following address for notices to the Company:

ECARX Holdings Inc.
16/F, Tower 2, China Eastern Airline Binjiang Center
277 Longlan Road
Xuhui District, Shanghai 200041
People’s Republic of China
Attention: Tony Chen
Email: tony.chen@ecarxgroup.com

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Email: julie.gao@skadden.com
Attention: Z. Julie Gao

and

Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2
No. 1, Jian Guo Men Wai Avenue
Beijing 100004, China
Email: peter.huang@skadden.com
Attention: Peter X. Huang

3.             Effectiveness. Notwithstanding anything to the contrary contained herein, this Agreement shall be expressly subject to the occurrence of and only become effective upon the Closing. In the event that the Merger Agreement is terminated for any reason in accordance with its terms prior to the Closing, this Agreement and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.

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4.             Miscellaneous. Except as expressly provided in this Agreement, all of the terms and provisions in the Warrant Agreement are and shall remain in full force and effect, on the terms and subject to the conditions set forth therein. This Agreement does not constitute, directly or by implication, an amendment or waiver of any provision of the Warrant Agreement, or any other right, remedy, power or privilege of any party thereto, except as expressly set forth herein. Any reference to the Warrant Agreement in the Warrant Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith, shall hereinafter mean the Warrant Agreement as the case may be, as amended by this Agreement (or as such agreement may be further amended or modified in accordance with the terms thereof). The terms of this Agreement shall be governed by, enforced and construed and interpreted in a manner consistent with the provisions of the Warrant Agreement, as it applies to the amendments to the Warrant Agreement herein, including without limitation Section 9 of the Warrant Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first above written.

SPAC:

COVA ACQUISITION CORP.

By:
Name:
Title:

The Company:

ECARX HOLDINGS INC.

By:
Name:
Title:

Warrant Agent:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:
Name:
Title:

[Signature Page to Assignment, Assumption and Amendment Agreement]

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Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, ECARX Holdings, Inc. (“ECARX”) will file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) that will include a prospectus with respect to ECARX’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of COVA Acquisition Corp. (“COVA”) to vote on the proposed transaction. Shareholders of COVA and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about COVA and ECARX and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of COVA as of a record date to be established for voting on the proposed transaction. Once available, shareholders of COVA will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: COVA Acquisition Corp., 530 Bush Street, Suite 703 San Francisco, California 94108. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

COVA and ECARX and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of COVA and their ownership is set forth in COVA’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of COVA’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to COVA Acquisition Corp., 530 Bush Street, Suite 703 San Francisco, California 94108.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of COVA or ECARX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to COVA and ECARX.

All statements other than statements of historical fact contained in this communication are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of COVA and ECARX, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of COVA and ECARX believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of COVA and ECARX caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by ECARX with the SEC and other documents filed by COVA or ECARX from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Neither COVA nor ECARX can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from COVA shareholders or satisfy other closing conditions in the merger agreement, the occurrence of any event that could give rise to the termination of the merger agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by COVA public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by ECARX with the SEC and those included under the heading “Risk Factors” in the final prospectus of COVA dated February 4, 2021 and in its subsequent filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by COVA or ECARX, their respective directors, officers or employees or any other person that COVA or ECARX will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of COVA and ECARX as of the date of this communication. Subsequent events and developments may cause those views to change. However, while COVA and ECARX may update these forward-looking statements in the future, COVA and ECARX specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of COVA and ECARX as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.